     As filed with the Securities and Exchange Commission on August 11, 2006


                                                        File No. _______________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------


                           AMENDMENT NO. 1 TO FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                               DCP HOLDING COMPANY
             (Exact name of Registrant as specified in its Charter)

                  Ohio                                            20-1291244
    (State or Other Jurisdiction of                             (IRS Employer
     Incorporation or Organization)                          Identification No.)

         100 Crowne Point Place                                      45241
           Sharonville, Ohio                                      (Zip Code)
(Address of Principal Executive Office)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (513) 554-1100

                                   ----------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS                               NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                               EACH CLASS IS TO BE REGISTERED
-------------------                               ------------------------------
   NOT APPLICABLE                                         NOT APPLICABLE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                 CLASS A REDEEMABLE COMMON SHARES, NO PAR VALUE
                 CLASS B REDEEMABLE COMMON SHARES, NO PAR VALUE
                                (TITLE OF CLASS)

================================================================================

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Item 1.    Business                                                           3
Item 1A.   Risk Factors                                                      13
Item 2.    Financial Information                                             17
Item 3.    Properties                                                        35
Item 4.    Security Ownership of Certain Beneficial Owners and Management    35
Item 5.    Directors and Executive Officers                                  35
Item 6.    Executive Compensation                                            39
Item 7.    Certain Relationships and Related Transactions                    40
Item 8.    Legal Proceedings                                                 41
Item 9.    Market Price of and Dividends on the Registrant's Common
           Equity and Related Stockholder Matters                            41
Item 10.   Recent Sales of Unregistered Securities                           41
Item 11.   Description of Registrant's Securities to be Registered           41
Item 12.   Indemnification of Directors and Officers                         43
Item 13.   Financial Statements and Supplementary Data                       44
Item 14.   Changes in and Disagreements with Accountants on Accounting
           and Financial Disclosure                                          44
Item 15.   Financial Statements and Exhibits                                 44

     You should rely only on the information contained in this document or in the documents to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

     As used in this Registration Statement on Form 10, unless the context otherwise requires, the terms "the Company," "Dental Care Plus Group," "DCPG," "we," "us," and "our" refer collectively to DCP Holding Company and its subsidiaries.

                           FORWARD LOOKING STATEMENTS

     This registration statement contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Item 1. Business" and "Item 2. Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations." In some cases, you can identify forward-looking statements by terminology such as "may," "might," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "intend," "potential," "likely will result," or the negative of such terms or other similar expressions.


     These forward-looking statements reflect our current expectations and views about future events and speak only as of the date of this registration statement. The forward-looking statements are subject to risks, uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements, include, among others: claims costs exceeding our estimates, a downgrade in our financial strength rating, competitive pressures, changes in demand for dental benefits and other economic conditions, the loss of a significant customer or broker, the occurrence or non-occurrence of circumstances beyond our control, and those items contained in the section entitled "Item 1A. Risk Factors." Given these risks and uncertainties, you should not place undue reliance on the forward-looking statements.



     You should read this registration statement and the documents that we reference in this registration statement and have filed as exhibits to this registration statement completely and with the understanding that our actual future results might be materially different from what we expect. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of this registration statement.


                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. BUSINESS.

OVERVIEW


     Headquartered in Cincinnati, Ohio, Dental Care Plus Group, or DCPG, offers to employer groups of all sizes health maintenance organization ("HMO"), participating provider organization ("PPO") and indemnity plans for dental care services. As of March 31, 2006, we had approximately 195,500 members in our dental benefits programs with approximately 1,767 dentists participating in our two provider networks in Southwestern Ohio, Northern Kentucky, Central Kentucky and Southeastern Indiana. We market our products through a direct sales force comprised of seven employees, as well as through independent brokers.


     DCP Holding Company is the parent holding company of DCPG, which includes wholly-owned subsidiaries Dental Care Plus, Inc., or Dental Care Plus, an Ohio corporation, Insurance Associates Plus, Inc., or Insurance Associates, an Ohio corporation, and Adenta, Inc., or Adenta, a Kentucky corporation. We are owned and controlled primarily by approximately 700 dentists who participate in our Dental Care Plus plans.


     Dental Care Plus, which accounts for approximately 99% of our consolidated revenues, was established in 1986 as a provider-owned, specialty health insuring corporation licensed in the State of Ohio. On July 2, 2004, shareholder ownership of Dental Care Plus was reorganized into ownership of DCP Holding Company. As a result of the reorganization, which was implemented through a shareholder approved merger, each issued and outstanding common share of Dental Care Plus was converted into one Class A Redeemable Common Share and one Class B Redeemable Common Share of DCP Holding Company. On August 31, 2005, we issued ten additional Class B Redeemable Common Shares to each of our shareholders in the form of a stock dividend.


     The reorganization of Dental Care Plus into the Dental Care Plus Group was part of management's strategic plan to create a corporate structure that would facilitate continued growth of existing businesses while at the same time providing management with greater flexibility to make acquisitions of related businesses and obtain growth capital. The reorganization was also designed to provide more liquidity opportunity to our holders of common shares.

BUSINESS SEGMENTS

     We manage our business with three segments, fully-insured dental HMO, self-insured dental HMO, and corporate, all other. Corporate, all other consists primarily of three product lines: DentaSelect PPO, DentaPremier indemnity, and Vision Care Plus PPO. We have identified our segments in accordance with the aggregation provisions of Statement of Financial Accounting Standards ("SFAS") 131, Disclosures About Segments of an Enterprise and Related Information, which is consistent with information used by our Chief Executive Officer in managing our business. The segment information aggregates products with similar economic characteristics. These characteristics include the nature of employer groups and pricing, benefits and underwriting requirements.

     The results of our fully-insured and self-insured HMO segments are measured by gross profit. We do not measure the results of our corporate, all other segment. We do not allocate selling, general and administrative expenses, investment and other income, interest expense, goodwill, or other assets or liabilities to our fully-insured and self-insured segments. These items are retained in our corporate, all other segment. Our segments do not share overhead costs and assets.

RECENT ACQUISITIONS


     On June 2, 2005, we acquired Adenta, a network-based discount dental company via a merger pursuant to which DCP Acquisition Corp., a wholly-owned subsidiary of DCP Holding Company, was merged with and into Adenta. DCP Acquisition Corp. was formed for the sole purpose of effecting the merger. Adenta was acquired for a purchase price of $250,000 plus the assumption of $241,985 in debt. Adenta was previously owned by its dental provider shareholders.


     Adenta markets its discount plan in the Louisville and Lexington, Kentucky areas. Adenta is not a risk-bearing dental insurance company. All underwriting risk is assumed by the dentists who participate in Adenta's provider network. We acquired Adenta in order to obtain approximately 10,000 members and a provider network of approximately 500 dentists. Certain aspects of the Adenta acquisition are more fully described in Note 2 to the consolidated financial statements included in Item 15.--Financial Statements and Exhibits.

MANAGED DENTAL BENEFITS MARKET

     According to the National Association of Dental Plans ("NADP"), in 2004 approximately 9.4 million persons residing in Ohio, Kentucky and Indiana were covered by some form of dental benefit through employer-sponsored group plans or other group or individual plans. This represents approximately 43% of the population of these states. This enrollment level represents an increase of approximately 2.1% from the estimated 2003 enrollment level in these states.


     The following table shows the estimated 2004 and 2003 dental enrollment statistics for Ohio and Kentucky, the two states where we have group dental business:



                                            OHIO
                    ESTIMATED             ESTIMATED                 %
                       2004       % OF       2003      % OF      CHANGE
                   ENROLLMENT    TOTAL   ENROLLMENT   TOTAL   2003 TO 2004
                   -----------   -----   ----------   -----   ------------
DENTAL HMO            518,387       9%      573,207     13%       -10%
DENTAL PPO          3,216,847      55%    2,347,700     51%        37%
DENTAL INDEMNITY    1,592,896      27%    1,267,874     28%        26%
DISCOUNT DENTAL       485,400       8%      395,742      9%        23%
TOTAL DENTAL        5,813,530     100%    4,584,523    100%        27%



                                          KENTUCKY
                    ESTIMATED             ESTIMATED                %
                       2004       % OF      2003      % OF      CHANGE
                   ENROLLMENT    TOTAL   ENROLLMENT   TOTAL   2003 TO 2004
                   -----------   -----   ----------   -----   ------------
DENTAL HMO            238,814      13%      268,577     14%       -11%
DENTAL PPO            922,537      50%      863,695     45%         7%
DENTAL INDEMNITY      493,990      27%      642,311     33%       -23%
DISCOUNT DENTAL       175,620      10%      154,972      8%        13%
TOTAL DENTAL        1,830,961     100%    1,929,555    100%        -5%



Source: NADP & Delta Dental Association



     The NADP data indicates that the dental PPO portion of the total enrollment in Ohio was 55% in 2004 compared to 51% in 2003 and in Kentucky was 50% compared to 45% in 2003. Dental HMO enrollment decreased to 9% of total dental enrollment in Ohio in 2004 compared to 13% in 2003, and decreased slightly in Kentucky from 14% in 2003 to 13% in 2004. Discount dental enrollment in Ohio decreased slightly in Ohio from 9% in 2003 to 8% in 2004, and increased in Kentucky from 8% in 2003 to 10% in 2004.



     Over 99% of our total revenues are derived from dental HMO products. Although total dental HMO enrollment decreased in Ohio and Kentucky in 2004 compared to 2003, our enrollment increased 6% in 2004 compared to 2003 and 13% in 2005 compared to 2004.


     In Ohio, where we maintain the majority of our dental plan membership, the NADP estimated that in 2004 dental HMO enrollment was approximately 518,000 members, or 5% of the population, dental PPO enrollment was approximately 3.2 million members, or 28% of the population, and dental indemnity enrollment was approximately 1.6 million members, or 14% of the population.

     In Kentucky, the NADP estimated that in 2004 dental HMO enrollment was approximately 239,000 members, or 6% of the population, dental PPO enrollment was approximately 923,000 members, or 22% of the population, and dental indemnity enrollment was approximately 494,000 members, or 12% of the population.

     In Indiana, the NADP estimated that in 2004 dental HMO enrollment was approximately 60,000 members, or 1% of the population, dental PPO enrollment was approximately 1.4 million members, or 23% of the population, and dental indemnity enrollment was approximately 918,000 members, or 15% of the population.

OUR PRODUCTS

     The following table presents our product membership, premiums and administrative services only, or ASO, fees in our respective business segments for the year ended December 31, 2005:


                                                                        PERCENT
                                                               TOTAL    OF TOTAL
                                                              PREMIUM   PREMIUM
                           MEMBERSHIP   PREMIUMS   ASO FEES   REVENUE   REVENUE
                           ----------   --------   --------   -------   --------
                                           (DOLLARS IN THOUSANDS)
Fully-Insured Dental HMO     137,000     $34,688     $ --     $34,688     77.4%
Self-Insured Dental HMO       46,000       9,490      554      10,044     22.4%
Other Products                 6,100          --       91          91      0.2%
                             -------     -------     ----     -------    -----
Total                        189,100     $44,178     $645     $44,823    100.0%
                             =======     =======     ====     =======    =====



     Our products primarily consist of dental HMO, PPO and indemnity plans, with dental HMO products constituting 99% of our total revenues. All of our products are marketed to employer groups. Our business model allows us to offer dental benefit products including broad networks of participating dentists while at the same time promoting the use of private practice fee-for-service dentistry, a primary interest of our participating dentists. The dental benefit products we offer currently vary depending on geographic market. Our objective is to offer our dental HMO products in all markets we serve, in both fully-insured or self-insured forms. Similar to our competitors' dental PPO products, our dental HMO products provide members with access to a broad provider network. Accordingly, we are able to charge premiums that are higher than dental HMO's with limited provider access but comparable to premiums charged by PPO's.


     We currently market our dental HMO plans to employers in the following counties: (i) Adams, Brown, Butler, Clark, Clermont, Clinton, Darke, Fayette, Greene, Hamilton, Highland, Miami, Montgomery, Preble and Warren in Ohio and
(ii) Anderson, Bath, Boone, Bourbon, Bracken, Bullitt, Campbell, Carroll, Clark, Fayette, Fleming, Franklin, Gallatin, Garrard, Grant, Hardin, Harrison, Henry, Jefferson, Jessamine, Kenton, Lewis, Madison, Mason, Meade, Mercer, Montgomery, Nelson, Nicholas, Oldham, Owen, Pendleton, Robertson, Scott, Shelby, Spencer, Trimble and Woodford in Kentucky. The Indiana Department of Insurance has also qualified Dental Care Plus as a limited service dental HMO in the following ten counties in Southeastern Indiana: Decatur, Dearborn, Fayette, Franklin, Jefferson, Jennings, Ripley, Switzerland, Ohio and Union. We have not yet begun to actively market our dental HMO plans in these Indiana counties, but expect to do so in the near future.

     In general, our other, non-HMO products are offered in all counties in Ohio, Kentucky and Indiana. We do not, however, offer our PPO product in the eight county area Dental Care Plus has been serving since 1986. This area, which we refer to as our original eight county service area, includes Butler, Clermont, Hamilton and Warren counties in Ohio, and Boone, Campbell, Kenton and Pendleton counties in Kentucky.

     In the markets outside of our original eight county service area, including Dayton/Springfield, Ohio and Louisville and Lexington, Kentucky, our products are often offered to employer groups as "bundles," where the subscribers are offered a combination of HMO, PPO and indemnity options, with various employer contribution strategies as determined by the employer.

     Individuals become subscribers of our dental plans through their employers. Qualified family members of these subscribers become members through such individuals. Employers pay for all or part of the premiums, and make payroll deductions for any premiums payable by the employees.

Fully-Insured Dental HMO

     Our fully-insured dental HMO products segment includes our Dental Care Plus dental HMO plan and our Adenta discount claims pool product.

     Under our dental HMO plan, premiums are paid to Dental Care Plus by the employer, and members receive access to our dentist network in their region. Plan designs range from full premium payouts by the employer to shared contributions of varying proportions by the employer and its employees to full payment by the employees. There are no waiting periods and there is no balance billing for preventative services in our fully-insured dental HMO. Covered dental services are segmented into three categories: preventative, basic and major services, covered at 100%, 80% and 50% respectively. In most cases, each member has a $1,000 annual maximum benefit.


     Under our Adenta claims pool product, employer groups and individuals are charged a monthly premium for dental coverage and participating dentists submit dental claims to an independent third party administrator ("TPA"), pursuant to a contracted fee schedule. We bear no underwriting risk, all of which is assumed by the Adenta network providers. Of the 10,000 acquired Adenta members, approximately 2,800 continue to be Adenta members and approximately 3,500 have been transitioned to either our dental HMO or PPO product. The rest elected not to renew their Adenta plan or transition to another one of our products.


     For the year ended December 31, 2005, fully-insured dental HMO premiums totaled $34.7 million, or 77% of our total premiums and ASO fees.

Self-Insured Dental HMO

     Our self-insured dental HMO segment includes only our ASO product, which we offer through Dental Care Plus to employers who self-insure their employee dental plans. These employers pay all claims according to our fee schedule. We receive fees to provide administrative services that generally include the processing of claims, offering access to our provider networks, and responding to customer service inquiries from members of these plans. This product is offered only to larger employer groups that have the financial resources to bear the claims risk for the dental benefits of employees and their family members. Self-insured employers retain the risk of financing substantially all of the cost of dental benefits. Self-insured employers may purchase stop loss insurance coverage from third-party carriers to limit aggregate annual costs. For the year ended December 31, 2005, self-insured ASO fees totaled $10 million, or 22% of our total premiums and ASO fees.

Corporate, All Other

     We offer dental PPO, dental indemnity and vision PPO benefit plans that are underwritten by third-party insurance carriers. Our subsidiary, Insurance Associates, is an insurance agency licensed in Ohio and Kentucky that markets our dental PPO and vision benefit products. Insurance Associates earns commissions and administrative fees based on members enrolled in the dental PPO and vision benefit plans. Our dental indemnity product, DentaPremier, is marketed by our internal sales staff and local insurance brokers. Our dental PPO, dental indemnity and vision benefit product lines collectively aggregated $91,000 in premiums, or less than 1% of total premiums and ASO fees, for the year ended December 31, 2005.


     DentaSelect. Our dental PPO product, DentaSelect, was introduced in 2005 and is administered by an independent TPA. DentaSelect includes some elements of managed health care; however, it includes more cost-sharing with the member, through premium contributions, copayments and annual deductibles. Employers and their participating employees typically share the cost of premiums in various contribution proportions. Premiums are paid to a third-party insurance carrier. The DentaSelect PPO also is similar to traditional health insurance because it provides a member with more freedom to choose a dentist. Members are encouraged, through financial incentives, to use participating dentists who have contracted with us to provide services at favorable rates. In the event a member chooses not to use a participating health care provider, the member may be required to pay a greater portion of the provider's fees.


     DentaPremier. Since 2003, we have been offering DentaPremier, a dental indemnity product, to the out of area members of employers who participate in our Dental Care Plus HMO fully-insured and self-insured plans. We introduced this plan because many Ohio, Kentucky and Indiana employer groups have employees in other states performing sales or service functions. DentaPremier is a traditional dental indemnity plan that allows members to use any dentist they wish. Employers and their participating employees typically share the cost of premiums in various contribution proportions. As with our dental HMO products, members are responsible for paying standard deductible amounts and coinsurance percentages. Dental Care Plus entered into a contract with a third-party insurance carrier to underwrite this plan. Premium rates for DentaPremier are generally higher than premium rates for our dental HMO products.

     Vision Care Plus. Our vision benefit PPO product, Vision Care Plus, is underwritten and administered by an independent TPA. Members can access both network and out-of-network vision care providers and are subject to fixed co-payments and benefit limits.

Premium cost is typically shared by employers and their participating employees in various contribution proportions. We began offering Vision Care Plus in 2005 to Dental Care Plus employer groups whose existing contracts are up for renewal as well as to new employer groups.


SEASONALITY OF DENTAL SERVICES UTILIZATION



     Our dental plan members have historically used their dental plan benefits according to a seasonal pattern that has caused our quarterly healthcare services expense to be highest in the first quarter, slightly below average in the second quarter, slightly above average in the third quarter and lowest in the fourth quarter, based on our healthcare service expense on a per member per month ("PMPM") basis that adjusts the quarterly healthcare service expense for membership volume changes. The following table shows these trends in tabular form:



                           Healthcare Service Expense



                      2005             2004
                 --------------   --------------
                 $000's   $PMPM   $000's   $PMPM
                 ------   -----   ------   -----
First Quarter     7,887   17.64    8,804   18.33
Second Quarter    7,858   16.49    8,614   16.99
Third Quarter     8,671   17.46    9,891   17.49
Fourth Quarter    7,577   15.41    8,270   15.91



     Claims are higher in the first quarter because almost all of our employer-sponsored plan years commence on January 1. The third quarter increase is primarily due to the high level of dental services used in August by families prior to returning to school. Use of dental services is lowest in the fourth quarter due to the holiday season and the fact that a portion of our members have already reached their maximum annual benefit level for the year.


BUSINESS STRATEGY

     Our objective is to become one of the largest providers of dental benefits in the Midwest. Our strategy is to continue increasing membership in all of our plans by gaining new employer group customers, acquiring other similar dental plans, adding more participating dentists to our HMO provider networks and increasing our product offerings. We intend to further develop the use of dental indemnity and PPO products as a means to grow membership sufficient to support the addition of more provider relations staff to recruit dentists into our dental HMO provider network because we believe the dental HMO products marketed by Dental Care Plus represent our best competitive advantage.

     Our Dental Care Plus HMO plans offer both the broad provider access ordinarily attributed to a dental PPO and the utilization review and cost control features of a dental HMO. The combination of a large provider network, competitive pricing and renewal practices, and an emphasis on outstanding customer service have allowed us to effectively compete with dental PPOs. Because we are primarily owned by dentists who participate in our Dental Care Plus plans, and our dentists are reimbursed on a fee-for-service basis, we often have a competitive advantage in recruiting and retaining dentists for our network.

     Membership Retention. Employers generally contract with our dental HMO plans for a period of one year. Continuous marketing and sales efforts are made to obtain contract renewals on an annual basis. The ability to obtain contract renewals depends on our premium schedules, competitive bids received by employers from our competitors, and employee satisfaction with our plans, among other factors. The cost of replacing lost members is higher than retaining members. Accordingly, membership retention is a primary focus of our marketing efforts. We strive for consistent employer and broker contacts and fair, justified renewal pricing in order to increase retention rates. Due to these membership retention efforts, we increased our retention rate to approximately 98.5% in 2005, up 3% from 95.5% in 2004.

     Group Billing and Collection. We dedicate significant resources to achieving prompt and accurate billing for premiums, claims and ASO fees. We also have a structured process for monitoring and collecting our accounts receivable.


     Customer Service. We provide customer service to employer group administrators, members, and dentists. Customer service representatives respond promptly to employer and member inquiries regarding member identification cards and benefit determinations and provider staff inquiries regarding reimbursements. We strive to answer questions in one phone call. We monitor key customer service statistics, such as time t answer a call, call abandon rate, average call time, and total complaint resolution time in order to maintain positive customer relationships with all constituencies.

     Information Technology. In February 2006, our new dental plan administration system became fully operational. This system allows us to easily adapt to benefit changes sought by employer groups and allows for increased efficiencies and costs savings in the functional areas of group marketing, enrollment, billing, collections, cash application, claims adjudication and claims payment by reducing manual processing and facilitating the development of electronic membership enrollment, electronic group billing, and automated cash application. In addition, with the new system we expect an increase in the percentage of claims that can be electronically loaded and adjudicated. We are also focused on the importance of data integrity, ease of data extraction, and interfacing with banks, clearinghouses, and other business partners.



     We lease our dental plan administration system equipment under a master equipment lease with a commercial bank that commenced on January 31, 2005 and continues for a lease term expiring January 31, 2008. Under this lease, we are obligated to pay the bank $4,443 per month. At the end of the lease term, we have the option of either purchasing or returning the equipment. The equipment must be purchased at its fair market value, defined as the amount agreed upon between us and the lessor, or, if not so agreed, the amount determined by an independent appraiser. We lease our dental plan administration software under a capital lease with a commercial bank that commenced on January 31, 2005 and continues for a lease term expiring January 31, 2009. Under this lease, we are obligated to pay the bank $19,351 per month. At the end of the lease, we retain use of the software and will pay monthly maintenance fees directly to the software vendor. Due to delays in implementing the dental plan administration system in order to minimize disruption of operations, $331,000 was escrowed in 2005 and was paid to our software vendor upon completion of the project in February 2006.


DENTIST NETWORKS

     We maintain two separate dental networks: our fee-for-service network, comprised of dentists who have contracted with Dental Care Plus or Adenta, and our discount claims pool program network, comprised of a subset of dentists who have contracted with Adenta and who participate in our Adenta discount claims pool plan. As of March 31, 2006, we had provider contracts with approximately 1,767 dentists. Of these participating dentists, approximately 916 dentists are located in Ohio, 835 dentists are located in Kentucky, and 16 dentists are located in Indiana. Only participating dentists who were in our original 8 county area may hold Class A Redeemable Common Shares of the Company, which are the only voting shares in the Company. Of the 1,767 participating dentists, 691 are shareholders who each own 1 Class A Redeemable Common Share and 11 Class B Redeemable Common Shares. There are also 14 shareholders who are retired dentists, each of whom owns 12 Class B Redeemable Common Shares.

     With the acquisition of Adenta in June of 2005, we obtained contractual relationships with approximately 500 dentist providers in the Louisville and Lexington, Kentucky markets. As of the date of this registration statement, none of the Adenta dentists owns any of the Company's common shares.

     We actively recruit dentist providers in each of our markets. In some instances, we identify expansion area counties where additional providers are needed and locate dentists in these expansion area counties by reviewing state dental licensure records. In other cases, new employer group customers request that we work to recruit specific dentists their employees desire to have access to in our provider network.

     Before a dentist can become a participating provider, we engage in extensive due diligence on the dentist's professional licenses, training and experience, and malpractice history. The dentist must also be recommended by our Credentialing Committee consisting of five experienced dentists who are members of our Board of Directors.

     Our provider contracts require that participating dentists participate in periodic fee surveys for the purpose of establishing our fee schedule, to participate in and be bound by our utilization review and credentialing plans (see "Utilization Control and Quality Assurance Policies" below), to participate in the peer review program of their state dental association, to maintain a license to practice dentistry in their state of practice in good standing, to maintain professional liability insurance coverage in amounts determined by our Board, and to maintain patient records in a confidential manner. Our provider contracts are for a term of one year and may be automatically renewed for successive one year periods unless a written termination notice is given by either party on 90 days notice.


     Participating dentists are reimbursed for services provided to members of our dental plans on a "fee-for-service" basis based on a maximum allowable fee schedule we have developed or the actual fee charged by the dentist, whichever is less. In the case of our dental HMO, reimbursements to dentists are subject to a percentage withhold of the amount otherwise payable to the dentist. At the end of each fiscal year, our Board evaluates the performance of our dental HMO plans, capital and surplus requirements prescribed by the Ohio Department of Insurance, factors impacting our financial strength rating, funding needed to support strategic objectives for the coming years and any other factors deemed relevant by the Board and, based on that evaluation, determines the amount of the withhold that should be paid to dentists, if any. If we have met our capital and surplus requirements as prescribed by the Ohio Department of Insurance (see "Regulation" below) and have the necessary funding to support our strategic objectives, the Board will generally authorize a provider withhold payment out of excess capital.

     Our networks are important to the success of our dental HMO plans and our PPO plan. We have a dedicated provider relations department that communicates with network dentists and performs periodic credentialing and re-credentialing of each participating dentist.

     We provide access to our Dental Care Plus provider network for a fee to a select group of self-insured employer groups represented by independent TPAs in Southwestern Ohio and Northern Kentucky. Each TPA pays Dental Care Plus a network access fee on behalf of the self-insured employer group based on the number of employees using the network. The self-insured employer group members gain access to the Dental Care Plus provider network, and the TPA pays the provider claims in accordance with the Dental Care Plus fee schedule. The network providers have consented to this arrangement in their provider contracts.


     In addition, we provide access to the fee-for-service Adenta provider network in Central Kentucky for a fee to another dental benefits provider under a contract that is terminable by either party upon 90 days' notice. Adenta is paid on a per subscriber per month basis. The members of the third party dental carrier gain access to the Adenta provider network, and the carrier pays the dentist providers based on the Adenta fee schedule. The Adenta network providers have consented to this arrangement in their provider contracts. The third party dental carrier has agreed that it will not solicit providers in the Adenta network for the purposes of creating a dental PPO network and that it will refer all potential providers directly to Adenta for enrollment.


EMPLOYEES

     In 2005, we employed a total of 44 employees, of which 12 were sales personnel, 13 were customer service personnel, and 19 were administrative personnel. One of the administrative employees was added in connection with our acquisition of Adenta. We have no collective bargaining agreements with any unions and believe that our overall relations with our employees are satisfactory.

SALES AND MARKETING


     We market our dental plans primarily to employers through 134 independent insurance brokers located in Southwestern Ohio, Dayton, Ohio, Northern Kentucky, and Central Kentucky. Approximately 97% of our membership comes from the efforts of these independent insurance brokers. One independent broker sourced 43% of our business in 2005. Two other brokers sourced a substantial portion of our business, accounting for 10% and 6% of our business in 2005. See ITEM 1A - RISK FACTORS - A small number of brokers source a substantial portion of our business, and a loss of any one such broker could result in a loss of substantial premium revenue.



     Many of our employer group customers are represented by insurance brokers and consultants who assist these groups in the design and purchase of health care products. We generally pay brokers a commission based on premiums, with commissions varying by market and premium volume, pursuant to our standard broker agreement. In addition to commissions based directly on premium volume for sales to particular customers, we also have programs that pay brokers and agents on other bases. These include commission bonuses based on sales that attain certain levels or involve particular products. We also pay additional commissions based on aggregate volumes of sales involving multiple customers.


UTILIZATION CONTROL AND QUALITY ASSURANCE POLICIES

     Utilization control and quality assurance policies are essential to our success. Our reimbursement structure limits the frequency of various procedures in order to control utilization of dental care by members of our fully-insured and self-insured dental HMO plans.

     Each dentist in our networks is obligated to adhere to our utilization review program. Non-compliance or continued deviations from the utilization review program will result in sanctions against a dentist. Such sanctions may include probation, suspension or expulsion as a participating dentist, and may also affect the dentist's ability to receive compensation from the plan for services provided to subscribers. We believe that a stringent utilization review program is necessary to provide adequate cost containment.

     Our Board of Directors appoints a committee of dentists to ensure that the utilization review program is met and continually upgraded as appropriate. The Utilization Review/Quality Assurance Committee ("UR/QA Committee") is charged with reviewing service patterns of providers and requests for pre-authorization of treatment plans that do not clearly meet appropriate pre-authorization standards. Individual treatments and treatment plans are required to be submitted for pre-authorization approval if the fees therefor will be $400 or greater. If a participating dentist begins treatment without submitting a pre-authorization plan, the UR/QA Committee may recommend to the Credentials Committee (described below) that Dental Care Plus reduce its coverage level of payment for the services. The participating dentist cannot recoup any loss of fees from the subscriber. When a previously authorized treatment plan is altered, the participating dentist or the member may petition the UR/QA Committee to review and rule on the alteration.

     The UR/QA Committee is also charged with retrospective review of all covered services provided by a dentist to determine whether the frequency and nature of the services are in compliance with standards adopted by the UR/QA Committee. The UR/QA

Committee may recommend that the participating agreement of a dentist who is not in compliance with these standards be terminated, suspended or not renewed, or that benefits paid to the provider for particular services rendered by him or her be reduced.

CREDENTIALING

     The Credentialing Committee, which is comprised of dentists and is appointed by our Board of Directors, has oversight over the credentialing of new dentist providers that apply to be participating providers in our provider networks. This committee oversees the periodic re-credentialing of dentist providers already in one of our existing provider networks and evaluates whether a dentist should be terminated from one of the provider networks if an action is filed against the dentist with a state department of insurance or other regulatory agency or the provider loses his medical malpractice insurance coverage due to an adverse claim. The Credentials Committee is also charged in part with ensuring that all participating dentists maintain good standing with regulatory agencies. The recommendations of the Credentials Committee are forwarded to our Board of Directors for consideration. Any decision of the Board of Directors, whether relating to payment/coverage disputes or sanctions, is final.

RISK MANAGEMENT

     Through the use of internally-developed underwriting criteria, we determine the risk we are willing to assume and the amount of premium to charge for our dental benefit products. Employer groups must meet our underwriting standards in order to qualify to contract with us for coverage.

COMPETITION

     The marketing and sale of fully-insured and self-insured dental benefit plans is highly competitive. Rising health care benefit premiums and changes in the economy have had an impact on the number of companies able to offer dental benefits to their employees. A significant portion of the employers who offer our plans are in the education, government and health care industries. Concentration of business in these industries insulates us from membership decreases that competitors may face if the economy were to enter into a sluggish or recessionary period.

     We primarily compete with full-line dental only plans, other dental HMO carriers and national insurance companies that offer dental or vision coverage. Many of the companies with whom we compete are larger, have well-established local, regional, and/or national reputations, and have substantially greater financial and sales resources. It is possible that other competitors will emerge as the market for dental plans continues to develop.

     Our major competitors are Delta Dental of Ohio and Delta Dental of Kentucky. These competitors operate as HMOs and PPOs in which members receive certain benefit incentives to receive services from network dentists. PPO members may also use non-network dentists, but at reduced benefit levels.

     Additional competitors include national insurance companies such as Guardian, Met Life, Humana and Anthem. These companies offer dental indemnity and PPO plans. Most of these dental plans are similar to those offered by us in design, and they also pay providers on a fee-for-service basis. Dental indemnity and PPO plans lack the basic characteristics of a dental HMO plan, including contractually enforced utilization and quality assurance standards and limitations on dentists' fees. Under such plans, however, members are not restricted to participating dentists, although the PPO plans contain incentives for in-network service utilization.

     Our ability to offer either or both a dental indemnity plan and a PPO plan has had a positive impact on our membership growth. We are currently licensed to only underwrite dental HMO plans. Our dental indemnity and PPO offerings are underwritten by a third party underwriter and have allowed us to gain access to new employers who might not otherwise have been interested in only our HMO plans.

     Our main competitors in the fully-insured vision benefit area are Vision Service Plan and EyeMed, a subsidiary of Lenscrafters. We believe that our vision benefit plans are competitively priced and include sufficient benefits to compete effectively.

     Our dental benefits market share of approximately 15 to 20% in Southwestern Ohio and Northern Kentucky market gives us a strong competitive position. This market share is due to our large provider network, competitive pricing and customer service. In 2005 our dental HMO membership in Southwestern Ohio increased to approximately 169,000 members as of December 31, 2005 from approximately 155,000 members as of December 31, 2004. Dental HMO membership in Northern Kentucky increased to approximately 11,000 members by the end of 2005 from 8,300 members at the end of 2004.


     We have less than 3,000 total members in the Dayton and Springfield, Ohio market. We have developed a provider network in Dayton, Ohio that includes approximately 40% of the licensed dentists in the area. Since the introduction of the DentaSelect PPO product in 2005, our relationships with brokers in this area has improved, and we have added a significant number of employer groups. As of March 31, 2006, we had approximately 2,500 dental PPO members and approximately 500 dental HMO members in the Dayton and Springfield market.

     With the acquisition of Adenta, we became a competitor in the dental benefits market with approximately 10,000 total dental members in Central Kentucky as of June 2005. With the addition of approximately 500 network dentists via the Adenta acquisition, we now have a network of 690 dentists in Central Kentucky, which represents 34% of the 2,015 licensed dentists in Central Kentucky. We have been transitioning many of the 10,000 acquired Adenta members at renewal to either the DentaSelect PPO product or the Dental Care Plus HMO product. In addition, we have been building insurance broker relationships in Central Kentucky and have been quoting on new employer groups in this market. We were unable to retain approximately 3,000 individual dental members and lost approximately 700 group dental membership at renewal to our competitors. As of March 31, 2006, we had 2,800 Adenta members, 500 dental HMO members and 3,000 dental PPO members in our Central Kentucky market.


CUSTOMERS

     During 2005, approximately twenty-one percent (21%) of our fully-insured premium revenue was generated by four employers. Also during 2005, approximately sixty-nine percent (69%) of our net self-insured administration and claims revenue was generated by two employers. One of these employers, The Health Alliance of Greater Cincinnati, generated approximately 11% of our consolidated revenue. While we believe that our relationship with each of these employers is good, there is no guarantee that this will continue to be the case. The termination of our relationship with any one of these employers could have a material adverse effect on the Company. As we continue to increase the number of employers and members in our dental plans, our dependence on these employers as a source of revenue and enrollment will lessen in proportion to our total revenue and size.


     Each of our customers signs a standard form agreement, which differs depending on whether the customer is fully-insured or self-insured. There are two standard form agreements for fully-insured customers - one for employer-sponsored plans, and one for voluntary employee plans. All of our standard form agreements are for one year terms and automatically renew for additional one-year terms. Either party may terminate our fully-insured customer contracts by giving 45 days' prior written notice, and our self-insured customer contracts by giving 60 days' prior written notice. The premium rates set forth in each fully-insured customer contract remain in effect during each one year term, and may only be increased at renewal.


STATE REGULATION

     General. State insurance laws and other governmental regulations establish various licensing, operational, financial and other requirements relating to our business. State insurance departments in Ohio, Kentucky and Indiana are empowered to interpret such laws of their respective states and promulgate regulations applicable our business.

     The National Association of Insurance Commissioners ("NAIC") is a voluntary association of all of the state insurance commissioners in the United States. The primary function of the NAIC is to develop model laws on key insurance regulatory issues that can be used as guidelines for individual states in adopting or enacting insurance legislation. While NAIC model laws are accorded substantial deference within the insurance industry, these laws are not binding and variations from the model laws from state to state are common.

     Dental Care Plus is licensed as a health insuring corporation providing specialty health care services under Ohio law, as a limited health service benefit plan in Kentucky and as a dental HMO in Indiana. The regulations of each state insurance department include specific requirements with regard to such matters as minimum capital and surplus, reserves, permitted investments, contract terms, policy forms, claims processing requirements and annual reports. If Dental Care Plus fails to maintain compliance with all material regulations, regulatory authorities are empowered to take certain actions against it, such as revoking its license, imposing monetary penalties, or taking over supervision of its operations, or seeking a court order for the rehabilitation, liquidation or conservation of Dental Care Plus.

     Insurance Associates is licensed in Ohio and Kentucky as an insurance agency. As such, it is required to have at least one insurance agent licensed in each of those states. If Insurance Associates fails to meet this requirement in Ohio or Kentucky, its license could be revoked by the state.

     Adenta is licensed as a prepaid dental plan. Recent changes to Kentucky law have lessened the regulatory requirements applicable to Adenta, including elimination of the requirement to file annual reports with the Kentucky Office of Insurance.


     NAIC Accounting Principles. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles that became the NAIC's primary guidance on statutory accounting. The Ohio Department of Insurance has adopted the Codification. Statutory accounting practices ("SAP") differ in some respects from accounting principles generally accepted in the United States ("GAAP"). The significant difference for the Company is:





          -Similar to GAAP, deferred income taxes are provided on temporary differences between the statutory and tax bases of assets and liabilities for SAP; however, statutory deferred tax assets are limited based upon tests that determine what is an admitted asset under SAP. Under SAP, the change in deferred taxes is recorded directly to surplus as opposed to GAAP where the change is recorded to current operations.

     Risk Based Capital. The NAIC's Risk-Based Capital for Life and/or Health Insurers Model Act (the "Model Act") provides a tool for insurance regulators to determine the levels of statutory capital and surplus an insurer must maintain in relation to its insurance and investment risks and whether there is a need for possible regulatory action. The Model Act (or similar legislation or regulation) has been adopted in states where Dental Care Plus does business. The Model Act provides for three levels of regulatory action, varying with the ratio of the insurance company's total adjusted capital (defined as the total of its statutory capital and surplus, asset valuation reserve and certain other adjustments) to its authorized control level risk-based capital ("RBC"):

          -If a company's total adjusted capital is less than or equal to 200 percent but greater than 150 percent of its RBC (the "Company Action Level"), the company must submit a comprehensive plan aimed at improving its capital position to the regulatory authority proposing corrective actions.

          -If a company's total adjusted capital is less than or equal to 150 percent but greater than 100 percent of its RBC (the "Regulatory Action Level"), the regulatory authority will perform a special examination of the company and issue an order specifying the corrective actions that must be followed.

          -If a company's total adjusted capital is less than or equal to 70 percent of its RBC (the "Mandatory Control Level"), the regulatory authority must place the company under its control.

     In addition to the levels of regulatory action described above, the regulatory authority may impose restrictions, reporting or other requirements on companies whenever the regulatory authority determines that the financial condition of the company warrants such action, notwithstanding the fact the company meets the requirements of the Model Act. A regulatory authority may also seek an order of the courts placing the company in rehabilitation, liquidation or conservation whenever the regulatory authority determines that the company's financial condition is hazardous, notwithstanding the fact that the company may be in compliance with the requirements of the Model Act.

     Dental Care Plus's statutory annual statements for the year ended December 31, 2005 filed with the Ohio Department of Insurance reflected total adjusted capital in excess of Company Action Level RBC.

FEDERAL REGULATION

     HIPAA Administrative Simplification. The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") authorized the U.S. Department of Health and Human Services ("HHS") to adopt a series of regulations designed to simplify the exchange of information electronically between health plans and health care providers and to promote efficiency within the health care industry, as well as to protect the confidentiality and security of individually identifiable health information. Pursuant to this authority, HHS has adopted a series of regulations which are applicable to "Covered Entities," which include health care providers, health plans and health care clearinghouses (collectively the "HIPAA Regulations"). The HIPAA Regulations adopted to date require Covered Entities to do the following: 1) comply with uniform standards for the electronic exchange of information in certain transactions between health care providers and health plans related to the administration of benefits and payment of claims ("Standard Electronic Transactions Regulations"); 2) adopt certain policies and procedures with respect to the use and disclosure of certain protected health information ("PHI") created, received or maintained by the Covered Entity, whether in electronic or paper form, and provide individuals with a written notice of how the Covered Entity will use and disclose PHI and of the individual's rights with respect to PHI ("Privacy Regulations"); 3) adopt certain policies and procedures and implement certain technical safeguards to protect the security of electronic PHI ("Security Regulations"); 4) use certain uniform unique identifiers when conducting transactions with health care providers ("Standard Provider Identifier Regulations") and employers ("Standard Employer Identifier Regulations"). Covered Entities are currently required to be in compliance with the Standard Electronic Transactions Regulations, the Privacy Regulations, the Security Regulations and the Standard Employer Identifier Regulations. The compliance date for the Standard Provider Identifier Regulations is May 23, 2007.

     Enforcement of the HIPAA Regulations is vested in the Office of Civil Rights of HHS, which has the power to investigate compliance and complaints. Sanctions for failing to comply with or for violation of the HIPAA Regulations include criminal penalties of up to $250,000 per violation and civil sanctions of up to $25,000 per violation.

     Many of the HIPAA Regulations are complex, and requests for regulatory clarification of many aspects are still pending. Additional standards under the Standards Electronic Transactions Regulations are also pending, and additional regulations requiring unique identifiers for other entities, including health plans, may be adopted. Little compliance activity has occurred to date, leaving few official sources of interpretation available beyond the original commentary which accompanied the final HIPAA Regulations. We have, however, made a good faith effort to comply and believe we are in compliance with the requirements of the HIPAA Regulations that are applicable to our subsidiaries as of this date.

     GLBA. The Financial Services Modernization Act of 1999 (the "Gramm-Leach-Bliley Act," or "GLBA") contains privacy provisions and introduced new controls over the use of an individual's nonpublic personal data by financial institutions, including insurance companies, insurance agents and brokers licensed by state insurance regulatory authorities. Numerous pieces of federal and state legislation aimed at protecting the privacy of nonpublic personal financial and health information are pending. The privacy provisions of GLBA that became effective in July 2001 require a financial institution to provide written notice of its privacy practices to all of its customers. In addition, a financial institution is required to provide its customers with an opportunity to opt out of certain uses of their non-public personal information. We believe that we are in compliance with the GLBA privacy regulations.

     Both GLBA and HIPAA provide that there is no federal preemption of a state's privacy laws if the state law is more stringent than the privacy rules imposed under GLBA or HIPAA. Pursuant to the authority granted under GLBA to state insurance regulatory authorities to regulate, the National Association of Insurance Commissioners promulgated a new model regulation called Privacy of Consumer Financial and Health Information Regulation, which was adopted by numerous state insurance authorities. As well, there are other pre-existing state laws, including but not limited to insurance regulatory statutes, which were not pre-empted by GLBA or HIPAA and which remain in effect. We believe we are in compliance with state laws governing the privacy of personal financial and health information that are applicable to our subsidiaries, to the extent such laws are not pre-empted by either GLBA or HIPAA.

                              AVAILABLE INFORMATION

     After filing this Form 10, we will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and other periodic reports with the SEC. You may read and copy materials that we have filed with the SEC, including this Form 10, at the Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operations of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC at www.sec.gov.

ITEM 1A. RISK FACTORS.

     You should carefully consider the following factors, together with all the other information included in this registration statement, in evaluating our company and our business. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, and the value of our shares could decline. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.


     THE MARKET TREND OF EMPLOYER GROUPS MOVING AWAY FROM DENTAL HMO PLANS TO DENTAL PPO PLANS MAY RESULT IN A DECREASE IN OUR DENTAL PLAN MEMBERSHIP AND PREMIUM REVENUE.



     In the dental benefits industry, there has been a contraction in the dental indemnity product category and the HMO product category, with the membership volume shifting to the dental PPO product category. We have historically limited our product offering to fully-insured and self-insured dental HMO plans. While we currently offer a dental PPO plan, our HMO plans form the core part of our business and account for approximately 99% of our consolidated revenues. If this market trend continues, we could experience a reduction in the demand for our HMO products, which could lead to a decrease in our membership, premium revenue and net income.



     BECAUSE OUR PREMIUMS ARE FIXED BY CONTRACT, WE ARE UNABLE TO INCREASE OUR PREMIUMS DURING THE CONTRACT TERM IF OUR CLAIMS COSTS EXCEED OUR ESTIMATES WHICH MAY REDUCE OUR PROFITABILITY.



     Most of our revenues are generated by premiums consisting of fixed monthly payments per subscriber. These payments are fixed by contract, and we are obligated during the contract term, which is generally one year, to provide or arrange for the provisions of dental services. The premiums are not subject to adjustment during the contract term. If our claims costs exceed our estimates, we will be unable to adjust the premiums we receive under our current contracts, which may result in a decrease in our net income.



     CLAIMS SUBMITTED BY DENTAL PROVIDERS MAY BE FRAUDULENT OR DUPLICATIVE, WHICH MAY REDUCE OUR GROSS PROFIT MARGIN AND NET INCOME.



     We set our fully-insured premium rates based on an expected level of claims for a twelve-month period. Our calculation of expected claims does not anticipate the payment of fraudulent or duplicate claims. If providers were to submit fraudulent or duplicative claims, our claims cost would increase, and our gross profit margin and net income would be adversely affected.

     THE FINANCIAL STRENGTH RATING ASSIGNED TO DENTAL CARE PLUS MAY BE DOWNGRADED, WHICH COULD RESULT IN A LOSS OF EMPLOYER GROUPS AND INSURANCE BROKERS, WHICH MAY, IN TURN, CAUSE OUR PREMIUM REVENUE TO DECLINE.



     In July 2004, Dental Care Plus, our largest subsidiary, was given an initial rating of C+ (Marginal) by the A.M. Best Company. In the fall of 2004, our management met with A.M. Best Company to provide them with a clearer picture of the strategy and operating performance of Dental Care Plus. After this meeting, A.M. Best Company upgraded Dental Care Plus from a C+ (Marginal) rating to a B- (Fair) rating. Our B- (Fair) rating was affirmed in December 2005. Our A.M. Best rating is a measure of our financial strength relative to other insurance companies and is not a recommendation to buy, sell or hold securities. The rating assigned by A.M. Best Company is based, in part, on the ratio of our fully-insured premium revenue to our statutory capital and surplus. If Dental Care Plus continues to experience growth in its fully-insured premium revenue but does not retain enough of its earnings or obtain new sources of capital, the rating assigned to Dental Care Plus may be downgraded.



     None of our employer group contracts allows termination in the event our A.M. Best rating is downgraded. If a downgrade were to occur, however, employer groups may decline to renew their annual or multi-year contract with us, and insurance brokers may refuse to market our HMO products. In addition, a downgrade may make it difficult for us to contract with new employer groups and new brokers. The loss of existing employer groups and the loss of insurance brokers may lead to a loss of premium revenue.



     IF WE FAIL TO MAINTAIN CONTRACTS WITH AN ADEQUATE NUMBER OF DENTISTS, IT MAY BE DIFFICULT TO ATTRACT AND RETAIN EMPLOYER GROUPS, WHICH MAY LEAD TO A LOSS OF PREMIUM REVENUE.



     Our business strategy is dependent to a large extent upon our continued maintenance of our dentist networks. Generally, our participating provider contracts allow either party to terminate on limited notice (generally 90 days prior to annual renewal).



     During the last five years, we have retained approximately 99% of our dental providers under contract. If, however, we are unable to continue to establish and maintain contracts with an adequate number of dentists in our networks, employer groups may not renew their contracts with us and it may be difficult to attract new employer groups, which may lead to a loss of premium revenue.








     WE HAVE NEVER DECLARED CASH DIVIDENDS AND ARE UNLIKELY TO DECLARE CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

     We currently intend to retain earnings to finance the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

     WE ENCOUNTER SIGNIFICANT COMPETITION THAT MAY LIMIT OUR ABILITY TO INCREASE OR MAINTAIN MEMBERSHIP IN THE MARKETS WE SERVE, WHICH MAY HARM OUR GROWTH AND OUR OPERATING RESULTS.


     We operate in a highly competitive environment. We compete for employer groups principally on the basis of the size, location and quality of our provider network, benefits provided, quality of service and reputation. A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a dental plan. Many other organizations with which we compete have substantially greater financial and other resources than we do. For example, our competitors include Delta Dental of Ohio, which has an A.M. Best rating of B+ (Very Good) and Delta Dental of Kentucky, which has an A.M. Best rating of B+ (Very Good). In addition, we compete with national insurance carriers such as Metropolitan Life and Guardian, which both have A.M. Best ratings of A+ (Superior). Given the higher ratings and financial strength of many of our competitors, we may encounter difficulty in increasing or maintaining our dental membership in the future.



     OUR BUSINESS IS HIGHLY DEPENDENT UPON A LIMITED NUMBER OF CUSTOMERS, AND THE LOSS OF ANY ONE SUCH CUSTOMER COULD RESULT IN A LOSS OF SUBSTANTIAL PREMIUM REVENUE.



     During 2005, approximately twenty-one percent (21%) of our fully-insured premium revenue was generated by four employers and approximately sixty-nine percent (69%) of our net self-insured administration and claims revenue was generated by two employers, one of which accounted for in excess of ten percent (10%) of our consolidated total revenue. While we believe that our relationship with each of these employers is good, there is no guarantee that this will continue to be the case. If our relationship with any one of these employers were to terminate, our dental membership and the related premium revenue would decrease materially, which could lead to lower net income if we are not able to reduce operating expenses or replace this lost revenue.



     OUR BUSINESS IS HEAVILY REGULATED BY THE STATES IN WHICH WE DO BUSINESS, AND OUR FAILURE TO COMPLY WITH REGULATORY REQUIREMENTS COULD LEAD TO A LOSS OF OUR AUTHORITY TO DO BUSINESS IN SUCH STATES.


     Our business is subject to substantial government regulation, principally under the insurance laws of Ohio, Kentucky and Indiana. We will also become subject to the insurance laws and regulations of other states in which our subsidiaries may in the future conduct business. These laws, which vary from state to state, generally require our subsidiaries to be licensed by the relevant state insurance commission. With respect to our dental HMO products, these laws and regulations also establish operational, financial and other requirements. Dental Care Plus is currently required to maintain a minimum capital and surplus of approximately $1 million according to the regulations of all three states. The ability of Dental Care Plus to maintain such minimum required capital and surplus is directly dependent on the ability of Dental Care Plus to maintain a profitable business. While Dental Care Plus is currently profitable, there can be no guaranty that it will be profitable in the future. Failure to maintain compliance with the minimum required capital and surplus of each state could result in Dental Care Plus becoming subject to supervision by the Ohio, Kentucky and Indiana insurance regulatory agencies, and could further result in the suspension or revocation of Dental Care Plus's Certificate of Authority in Ohio, Kentucky and Indiana, monetary penalties, or the rehabilitation or liquidation of Dental Care Plus. Insurance Associates, Inc. is required to have one agent licensed in Ohio and Kentucky. Otherwise, none of our dental PPO, dental indemnity or vision PPO business is subject to capital and surplus requirements.


     IF AN EVENT OF DEFAULT OCCURS UNDER THE LOAN DOCUMENTS WE ENTERED INTO IN CONNECTION WITH THE PURCHASE OF OUR OFFICE BUILDING, THE ENTIRE BALANCE OF INDEBTEDNESS DUE UNDER THESE LOAN DOCUMENTS MAY BECOME DUE, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR SHORT-TERM LIQUIDITY AND MAY LEAD TO A DOWNGRADE OF OUR FINANCIAL STRENGTH RATING.



     We are obligated under our mortgage note for an original principal amount of $1.8 million. It is an event of default under the note if: (1) we fail to make any payment of principal or accrued interest when due, and such nonpayment remains uncured for a period of 10 days, (2) any of our representations or warranties in the note is materially inaccurate or misleading, (3) we fail to observe or perform any other term or condition of the note for a period of 30 days, (4) we dissolve, or merge or consolidate with a third party, or lease or sell a material part of our assets or business to a third party, (5) we fail to submit to the lender current financial information upon request, (6) a lien or other encumbrance becomes attached to our property, (7) in the judgment of the lender, a material adverse change occurs in our existing or prospective financial condition that may affect our ability to repay our obligations, or the lender deems itself insecure, (8) we declare bankruptcy, a bankruptcy petition is filed against us that is not dismissed within 30 days, we make an assignment for the benefit of creditors, we fail to generally pay our debts as such debts become due, or a receiver or similar official is appointed, (9) our nonpayment under any rate management obligation, and (10) we sell or transfer any of the collateral securing the loan, or the collateral securing the loan is destroyed, lost or damaged in any material respect.



     It is an event of default under the mortgage if: (1) we fail to maintain hazard, earthquake, flood; business interruption, boiler and machinery or public liability insurance, or any other insurance on the property requested by our lender, (2) we fail to notify our lender of (a) any cancellation, reduction in amount or material change in our insurance coverage, (b) the assertion by any person of the power of eminent domain, (c) the following events: (i) fire causing damage in excess of $20,000, (ii) receipt of notice of condemnation,
(iii) receipt of notice from a governmental authority regarding structure, use or occupancy, (iv) receipt of notice of alleged default from any holder of a lien or security interest in the property, (v) the commencement of any litigation affecting the property or (vi) the change in any occupancy of the property, (3) any of our representations or warranties under the mortgage are untrue or misleading in any respect, (4) a foreclosure proceeding is instituted with respect to the property, (5) we attempt to limit the loan indebtedness secured by the mortgage, as permitted under Ohio law, (6) any default occurs under any other obligation we may have to the lender, or (7) an event of default occurs under any other loan document. The loan documents provide that if an event of default occurs, the lender may declare the entire balance of the indebtedness immediately due and payable. If we are required to pay the entire balance, our cash would be significantly reduced, which could have an adverse effect on our short-term liquidity. The resulting reduction in our cash on hand could lead to a downgrade in our A.M. Best rating. Repayment of the entire balance would currently have no material impact on our capital and surplus balance and no material impact on our risk-based capital requirements.


     A DECREASE IN THE WORKING CAPITAL AND LIQUIDITY OF OUR BUSINESS MAY HAVE AN IMPACT ON OUR ABILITY TO MEET DEBT SERVICE REQUIREMENTS.


     Our business currently generates positive cash flow sufficient to pay the principal and interest payments associated with our debt, capital lease obligations and operating lease obligations. If the working capital of our business were to decrease significantly due to an increase in accounts receivable or the loss of a significant number of employer groups, we may be forced to liquidate portfolio investments in order to meet debt service requirements. If the accounts receivable balances from certain employer groups are greater than 90 days past due, these accounts receivable become non-admitted assets for statutory accounting purposes, leading to a decrease in our capital and surplus balance. If our capital and surplus is lowered materially, A.M. Best may consider lowering our financial strength rating. In addition, if we were forced to liquidate portfolio investments, our investment income would be significantly reduced.

     OUR BUSINESS IS HIGHLY CONCENTRATED IN A LIMITED GEOGRAPHIC AREA AND ADVERSE ECONOMIC CONDITIONS WITHIN THE MARKETS IN WHICH WE DO BUSINESS COULD IMPAIR OR REVERSE OUR GROWTH TRENDS AND HAVE A NEGATIVE IMPACT ON OUR PREMIUM REVENUE AND NET INCOME.



     The operations of our subsidiaries are concentrated in the Southwestern Ohio, Northern Kentucky and Central Kentucky markets, although our primary operations are in Southwestern Ohio. A regional economic downturn could cause employers to stop offering dental coverage as an employee benefit or elect to offer dental on a voluntary, employee-funded basis as a means to reduce their operating costs. A decrease in employer groups offering dental on an employer sponsored basis could lead to a decrease in our membership, premium revenue and net income.



     DENTAL SERVICES UTILIZATION BY MEMBERS OF OUR FULLY-INSURED DENTAL PLANS MAY BE HIGHER THAN EXPECTED, RESULTING IN HIGHER THAN ANTICIPATED HEALTHCARE SERVICES EXPENSE AND A REDUCTION IN OUR NET INCOME.



     The fully-insured dental plans offered by Dental Care Plus, our largest subsidiary, are pre-paid by participating employers in amounts based on our actuarial projections that are used to establish premium rates for such plans. As a result, the premiums received by Dental Care Plus from participating employers do not fluctuate based on quantity or cost of services utilized by members. While we believe the premiums currently being received by Dental Care Plus are satisfactory, we bear the risk that premiums we have established will not be adequate to cover the cost of services provided to members of our fully-insured dental HMO plan and our related operating expenses.



     We engage a licensed consulting actuary to assist us in establishing and adjusting our claims payable liability. We attempt to control the cost of dental services through our provider fee schedule, which we increase from time to time. The ratio of our fully insured healthcare services expense to fully insured premium revenue, or healthcare expense ratio ("HER"), can fluctuate between approximately 77% and 81%. Given our selling, general and administrative expense is approximately 18% of our premium revenue, our annual operating income is approximately 1% to 5% of premium revenue. The fluctuation in the HER ratio is primarily due to dental services utilization higher or lower than the level expected by management when the fully insured premium rates are established. If we see an increase in dental services utilization as we did in 2004, we increase the level of our claims payable liability and record a corresponding increase to healthcare services expense for the current period in order to ensure that the claims payable liability is adequate given this new level of dental services utilization. Based on our 2005 operating results, a 1% increase in dental services utilization above the anticipated level would translate into an increase in our claims payable liability of approximately $277,000 and a corresponding increase in healthcare services expense. Accordingly, our pre-tax income would decrease by this amount. We periodically evaluate whether we need a premium deficiency reserve. As of December 31, 2005, 2004 and 2003, we determined that no premium deficiency reserve was necessary.


     WE DEPEND ON THE SERVICES OF NON-EXCLUSIVE INDEPENDENT AGENTS AND BROKERS TO MARKET OUR PRODUCTS TO EMPLOYERS, AND WE CANNOT ASSURE THAT THEY WILL CONTINUE TO MARKET OUR PRODUCTS IN THE FUTURE.

     We depend on the services of independent agents and brokers to market our dental plans. We do not have long term contracts with independent agents and brokers, who typically are not dedicated exclusively to us and frequently market the dental products of our competitors. We face intense competition for services and allegiance of independent agents and brokers. We cannot assure that our agents and brokers will continue to market our products in a fair and consistent manner.


     A SMALL NUMBER OF INDEPENDENT BROKERS SOURCE A SUBSTANTIAL PORTION OF OUR BUSINESS, AND THE LOSS OF ANY ONE SUCH BROKER COULD RESULT IN A LOSS OF SUBSTANTIAL PREMIUM REVENUE.



     During 2005, approximately 66% of our business was sourced by five independent brokers, one of which was responsible for sourcing approximately 43% of our business. While it is believed that our relationship with each of these brokers is satisfactory, there is no guarantee that this will continue to be the case. If our relationship with any of these brokers were to terminate, our premium revenue could decrease materially. As a result we could experience significant net losses unless we were able to replace this lost revenue or reduce our operating expenses.


     WE MAY BECOME LIABLE FOR THE ACTIONS OF INDEPENDENT AGENTS.

     Our business depends to a large degree on the marketing activities of independent agents. We endeavor to oversee the activities of these agents but cannot control their conduct. Accordingly, there can be no assurance that we will not incur liability or be subject to regulatory sanctions as a result of the actions of such agents.

     WE WILL INCUR SIGNIFICANT EXPENSES AS A RESULT OF BEING A PUBLIC COMPANY, WHICH WILL HAVE A NEGATIVE IMPACT ON OUR FINANCIAL PERFORMANCE.


     We will incur significant legal, accounting, insurance and other expenses on an on-going basis as a result of being a public company. Compliance with securities laws, rules and regulations, including compliance with the Securities Exchange Act of 1934, Section 404 of the Sarbanes-Oxley Act of 2002 and SEC regulations thereunder, as discussed in the following risk factor, will cause us to incur significant costs and expenses, including legal and accounting costs, and make some activities more time-consuming and costly. We anticipate that our combined legal and accounting fees will increase from approximately $288,000 in 2005 to approximately $660,000 in 2006. We also expect our director and officer liability insurance premiums to increase, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These expense increases are significant relative to our net income in the last three years and will negatively impact our net income in 2006 and beyond.



     THE COSTS ASSOCIATED WITH THE DOCUMENTATION AND TESTING OF OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING REQUIRED BY SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 WILL LEAD TO A REDUCTION IN OUR NET INCOME IN 2006 AND 2007.



     Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, for our annual report for fiscal 2007 and thereafter, we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management's assessment and on the effectiveness of our internal control over financial reporting. This process will require us to document our internal controls over financial reporting and to potentially make significant changes to our financial and management systems, processes and controls. As a result, we expect to incur substantial expenses in 2006 and 2007 to document our internal control system and make changes and improvements to our internal controls. We anticipate that such expenses will significantly reduce our net income in 2006 and 2007.


ITEM 2. FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA


     The following table sets forth selected consolidated financial information for the Company and its subsidiaries for the periods indicated. The financial information for the period prior to July 2, 2004 relates solely to Dental Care Plus. The financial information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this registration statement. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.



     (ALL AMOUNTS IN THOUSANDS, EXCEPT FOR BASIC EARNINGS (LOSS) PER REDEEMABLE COMMON SHARE.)



                                                THREE MONTHS     THREE MONTHS
                                              ENDED MARCH 31,  ENDED MARCH 31,
                                                    2006             2005         2005        2004        2003        2002     2001
                                              ---------------  ---------------  -------     -------     -------     -------  -------
Premium revenue                                  $12,783(1)        $10,847      $44,823(2)  $39,400(3)  $35,810     $30,999  $29,218
Investment income                                     41                19          104          32          31          32       77
Other income                                         132                30          255         158         122          36        7
Net income (loss) on redeemable common
   shares                                           (105)             (116)         467         518         810         491      630
Total assets                                      10,715            10,301       12,250(4)    9,688       9,158(5)    6,753    6,223
Long-term obligations                              1,941             2,006        1,889       1,675       1,620(5)       --       --
Cash dividends declared                               --                --           --          --          --          --       --
Basic Earnings (Loss) Per Redeemable Common
   Share                                         $(12.66)          $(13.71)     $ 55.14     $ 60.90      $97.55     $ 59.77  $ 80.08



(1) Includes a $1,331 increase in fully-insured dental HMO revenue and a $638 increase in self-insured dental HMO revenue. Adenta revenue accounts for $225 of the fully-insured dental HMO revenue increase.



(2)  Includes $1,237 from acquisition of Adenta, Inc. in June of 2005.



(3) The Company reorganized into a holding company structure in July of 2004 and Insurance Associates Plus, Inc. was formed in August of 2004.



(4) Total assets increased to $12,250 in 2005 from $9,668 in 2004 due to an increase in membership in our dental HMO segments and the addition of the Adenta tangible and intangible assets.



(5) In 2003, the Company acquired its headquarters building and incurred $1.8 million of indebtedness in connection with such acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     Headquartered in Cincinnati, Ohio, Dental Care Plus Group offers to employer groups of all sizes dental HMO, dental PPO, dental indemnity and vision PPO benefit plans and related services. As of March 31, 2006, we had approximately 189,000 members in our dental and vision benefit programs with approximately 1,767 dentists participating in our networks of providers.


     We manage our business with three segments, fully-insured dental HMO, self-insured dental HMO, and corporate, all other. Corporate, all other consists primarily of three additional product lines: DentaSelect PPO, DentaPremier indemnity and Vision Care Plus PPO. Our dental HMO products and all of our other product lines are marketed to employer groups. We identified our segments in accordance with the aggregation provisions of Statement of Financial Accounting Standards ("SFAS") 131. Disclosures About Segments of an Enterprise and Related Information which is consistent with information used by our Chief Executive Officer in managing our business. The segment information aggregates products with similar economic characteristics. These characteristics include the nature of customer groups and pricing, benefits and underwriting requirements.

     The results of our fully-insured and self-insured HMO segments are measured by gross profit. We do not measure the results of our corporate, all other segment. We do not allocate selling, general and administrative expenses, investment and other income, interest expense, goodwill, or other assets or liabilities to our fully-insured and self-insured segments. These items are retained in our corporate, all other segment. Our segments do not share overhead costs and assets. We do, however, measure the contributions of each of our fully-insured and self-insured segments to costs retained in our corporate, all other segment.

     Many factors have an impact on our results, but most notably our results are influenced by our ability to establish and maintain a competitive and efficient cost structure and to accurately and consistently establish competitive premiums, ASO fees, and plan benefit levels that are commensurate with our dental and administrative costs. Dental costs are subject to a high rate of inflation due to many forces, including new higher priced technologies and dental procedures, increasing capacity and supply of dental services, new dental service techniques and therapies, an aging population, lifestyle challenges including obesity and smoking, the tort liability system, and government regulations.

PROFITABILITY STRATEGY

     Our strategy to drive profitability focuses on providing solutions for employers to the rising cost of dental care through leveraging our growing networks of participating dentists and deploying a variety of products that give employer groups and members more choices than only our dental HMO plans. Additionally, we have increased the diversification of our membership base, not only through our newer products, but also by entering new geographic territories. While we expect our dental PPO and indemnity products to be important drivers of growth in the years ahead, we expect to migrate a substantial number of members from those products to our flagship Dental Care Plus HMO products.

     In our markets, there has been limited growth in recent years in the number of individuals enrolled in dental benefit plans. However, there has been a shift of membership out of the more expensive dental indemnity products into the dental PPO products that offer both less expensive in-network benefits and out-of-network benefits as well. At the same time, members have migrated away from dental HMO products with very limited provider networks. While these dental HMO products are the least expensive, employers and members have focused their attention on the dental PPO products that offer broad provider access with the cost control associated within a contracted provider network for the in-network portion of the dental services rendered.

     In our original eight county service area, our dental HMO provider network includes over 80% of the dental providers in the market. In that market our dental HMO provides the broad provider access of a dental PPO along with effective utilization and cost control features. Because of the broad provider network, our fully-insured dental HMO is priced higher than other dental HMOs and has premium rates more equivalent to competitor dental PPOs.

     We have experienced steady growth in membership and revenue in both the fully-insured and self-insured dental HMO product during the last five years. We attribute this growth to our broad provider network, competitive premium rates for our fully-insured business and ASO fees for our self-insured business, and our commitment to providing outstanding customer service to all of our constituencies (employer groups, members, insurance brokers, and dentists).

     Healthcare services expense has increased for both the fully-insured dental HMO segment and the self-insured dental HMO segment. We have increased our provider fee schedule at the beginning of each of the last five years; these fee schedule increases contribute to an increase in the healthcare services expense on a per member per month basis. In 2004, we experienced a significant increase in member utilization of services, particularly in the first 6 months of the year.

     The introduction of the DentaPremier dental indemnity product in 2003 created new business opportunities for us with employer groups in our original eight county service area. The introduction of the DentaSelect dental PPO product has been instrumental to our new sales in the Dayton, Ohio and Central Kentucky markets.


     Selling, general and administrative expenses increased significantly in 2004, 2005 and the first three months of 2006 in connection with our expansion into Dayton, Ohio and Central Kentucky with new dental indemnity and dental PPO products and the Adenta product. We also incurred additional expenses in 2005 preparing to implement the new dental benefits administration and billing system that became operational in February of 2006.


     Other important factors that have an impact on our profitability are both the competitive pricing environment and market conditions. With respect to pricing, there is a tradeoff between sustaining or increasing underwriting margins versus increasing or decreasing enrollment. With respect to market conditions, economies of scale have an impact on our administrative overhead. As a result of a decline in preference for tightly-managed dental HMO products, dental costs have become increasingly comparable among our larger competitors. Product design and consumer involvement have become more important drivers of dental services consumption, and administrative expense efficiency is becoming a more significant driver of margin sustainability. Consequently, we continually evaluate our administrative expense structure and attempt to realize administrative expense savings through productivity gains.

HIGHLIGHTS


     - We successfully implemented our new fully integrated dental benefits administration system in February of 2006.



     - We completed the acquisition of Adenta in June of 2005 as more fully described in Item 1. - Recent Acquisitions and in Note 2 to the consolidated financial statements included in Item 15.--Financial Statements and Exhibits.



     - Our dental and vision products grew by 23,200 members, or 14%, from December 31, 2004 to December 31, 2005, including 4,400 members from sales primarily related to our new DentaSelect PPO offering, and 10,000 members from the acquisition of Adenta. In the first three months of 2006, our dental and vision products grew by an additional 6,400 members, or 3.4%.


     - Cash flows from operations increased 185% from $.7 million in 2004 to $2.0 million in 2005.

     We intend for the discussion of our financial condition and results of operations that follows to assist in the understanding of our financial statements and related changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain critical accounting principles and estimates have an impact on our financial statements.


COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005



     The following chart shows membership totals and revenues and expenses for our three business segments for the three months ended March 31, 2006 and 2005 (in thousands, except for membership data and percentage change):



                                               THREE MONTHS     THREE MONTHS
                                                   ENDED            ENDED
                                              MARCH 31, 2006   MARCH 31, 2005   CHANGE
                                              --------------   --------------   ------
Membership:
   Fully-insured DHMO                             136,000          124,200        9.5%
   Self-insured DHMO                               49,000           41,300       18.6%
   Corporate, All Other                            10,500            1,800      483.3%
                                                 --------         --------      -----
      Total membership                            195,500          167,300       16.9%
                                                 --------         --------      -----
Premium revenue:
   Fully-insured DHMO                            $  9,425         $  8,126       16.9%
   Self-insured DHMO                                3,336            2,702       23.5%
   Corporate, All Other                                22               19       15.8%
                                                 --------         --------      -----
      Total premium revenue                        12,819           10,847       17.8%
                                                 --------         --------      -----
Healthcare service expense:
   Fully-insured DHMO                               7,674            6,482       18.4%
   Self-insured DHMO                                2,869            2,322       23.6%
                                                 --------         --------      -----
      Total healthcare service expense             10,543            8,804       19.8%
                                                 --------         --------      -----
Selling, general & administrative expenses:
   Corporate, All Other                             2,546            2,188       16.4%
                                                 --------         --------      -----
Investment income:
   Corporate, All Other                                41               19      115.8%
                                                 --------         --------      -----

                                               THREE MONTHS     THREE MONTHS
                                                   ENDED            ENDED
                                              MARCH 31, 2006   MARCH 31, 2005   CHANGE
                                              --------------   --------------   ------
Other income:
   Corporate, All Other                             132                 30      340.0%
                                                    ---                ---      -----
Interest expense:
   Corporate, All Other                            (31)                (30)       3.3%
                                                   ---                 ---      -----
Income tax benefit:
   Corporate, All Other                            (59)                 (9)     555.5%
                                                   ---                 ---      -----



SUMMARY



     Net loss on redeemable common shares was $(105,000), or $(12.66) per redeemable common share, in the three months ended March 31, 2006 compared to a net loss of $(116,000), or $(13.71) per redeemable common share, in the three months ended March 31, 2005. These losses for the three months ended March 31, 2006 and March 31, 2005, respectively, are due to the higher than average level of dental services utilization during the first quarter of each calendar year. The decrease in net loss on redeemable common shares in the three months ended March 31, 2006 compared to the three months ended March 31, 2005 primarily resulted from an increase in investment income of $22,000 and an increase in other income of $102,000, offset by an increase in the operating loss in the three months ended March 31, 2006.



MEMBERSHIP



     Our fully-insured dental HMO membership increased approximately 11,800 members, or 9.5% from March 31, 2005 to March 31, 2006. With the acquisition of Adenta, we added approximately 10,000 members in the Adenta discount dental program. During the remainder of 2005, approximately half of these members were transitioned to the fully-insured dental HMO product or the fully-insured dental PPO product. As of March 31, 2006, approximately 2,800 members remained in the Adenta discount dental program.



     Our self-insured dental HMO membership increased by approximately 7,700 members or 18.6%, from approximately 41,300 members as of March 31, 2005 to approximately 49,000 members as of March 31, 2006 as a result of our adding a number of large new self-insured groups in Southwestern Ohio and Northern Kentucky.



     Dental indemnity membership increased 55.6%, to approximately 2,800 members as of March 31, 2006 from approximately 1,800 members as of March 31, 2005. The dental indemnity members represent the out-of-area members for employer groups based in Ohio and Kentucky, and our ability to offer out-of-area dental coverage allowed us to sell employer groups with out-of-area employees. At March 31, 2006, there were approximately 6,200 members in the fully-insured dental PPO product, most of which had converted from the Adenta dental product. Additionally, as of March 31, 2006 we had obtained approximately 1,500 members in the fully-insured Vision Care Plus product. The dental indemnity product, the dental PPO product and the fully-insured vision product are all underwritten by third party insurance carriers.



REVENUE



     Fully-insured dental HMO premium revenue for the three months ended March 31, 2006 increased approximately $1.3 million, or 16.0% compared to the three months ended March 31, 2005. Approximately $700,000 of this premium revenue increase is attributable to membership volume increases in the dental HMO product line and approximately $400,000 of this premium revenue increase is associated with premium rate increases negotiated with employer groups at their annual renewals. Adenta premium revenue accounted for approximately $225,000 of the $1.3 million revenue increase in the three months ended March 31, 2006.



     Total self-insured revenue increased approximately $630,000, or 23.5%. This increase is attributable to the 18.6% increase in self-insured HMO membership and a provider fee schedule increase implemented at the beginning of 2006. The self-insured segment revenue has two components:



          Self-Insured Claim Revenue - Self-insured claim revenue increased $596,000, or 23.2% due to increased self-insured dental HMO membership along with a fee schedule increase implemented in 2006.



          Self-Insured ASO Fees - Self-insured ASO fees increased approximately $34,000, or 24.6%. This increase is primarily attributable to the 18.6% increase in self-insured HMO membership and is also attributable to a slight increase in average ASO fee rates. We provide access to our Dental Care Plus provider network for an administrative fee, generally to self-insured groups. Our ASO fee revenue is recognized monthly when earned and is normally based on annual contracts with the self-insured groups.



     Corporate, all other premium revenue is derived from our fully-insured dental indemnity product. The dental indemnity product is underwritten by a third party insurance carrier and we are paid a portion of its premium in the form of administrative fees that cover our administrative costs, brokers commissions, and profit. These dental indemnity administrative fees increased by $3,000, or 15.8% from approximately $19,000 for the three months ended March 31, 2005 to approximately $22,000 for the three months ended March 31, 2006.



HEALTHCARE SERVICE EXPENSES



     Fully-insured healthcare services expense increased approximately $1.2 million, or 18.4%. Approximately $1.1 million of this increase is attributable to both the increase in dental HMO membership and the provider fee schedule increase implemented at the beginning of 2006. Dental member utilization remained relatively constant between the three months ended March 31, 2005 and the three months ended March 31, 2006. The fully-insured healthcare services expense attributable to the Adenta, Inc. membership represented $148,000 of the $1.2 million increase from the three months ended March 31, 2005 to the three months ended March 31, 2006.



     Self-insured healthcare services expense increased approximately $547,000 or 23.6%, the same percentage increase as the self-insured premium revenue. This increase is attributable to both the increase in self-insured dental HMO membership and the provider fee schedule increase implemented at the beginning of 2006. Dental member utilization remained relatively constant between the three months ended March 31, 2005 and the three months ended March 31, 2006.



     Because our dental PPO and vision PPO products are underwritten by third party insurance carriers, we do not recognize any premium revenue or healthcare services expense associated with these products.



SELLING, GENERAL AND ADMINISTRATIVE EXPENSES



     Consolidated selling, general and administrative expenses increased approximately $358,000, or 16.4% for the three months ended March 31, 2006 compared to the three months ended March 31, 2005. Salaries and benefits increased by approximately $82,000 due to the addition of sales and marketing provider relations staff for the expansion in the Dayton, Louisville and Lexington markets and the addition of finance staff to support our expanded activities. Commission expense increased approximately $143,000 due to the increases in membership and the fact that the prevailing commission rates in the Kentucky markets are higher than the prevailing rates in Southwestern Ohio. Professional services expense, including accounting fees, legal fees, and other professional consulting fees, increased approximately $71,000, or 44.6%. This increase was primarily due to higher accounting and legal fees associated with preparing for SEC reporting and the IT consulting costs associated with the implementation of the new dental plan administration computer system that became fully operational in February of 2006. Depreciation and amortization expense increased $62,000, or 195.9%, to approximately $127,000 in the three months ended March 31, 2006 from approximately $65,000 in the three months ended March 31, 2005. This increase was due to the amortization of the identifiable assets acquired in the acquisition of Adenta and depreciation associated with our computer system that was placed in service in February of 2006.



INVESTMENT INCOME



     Investment income increased approximately $22,000, or 115.8%. This increase is primarily attributable to an increase in the amount invested in short term investments such as FDIC insured bank certificates of deposit and U.S. Government security mutual funds in the three months ended March 31, 2006 compared to the three months ended March 31, 2005. An increase in prevailing interest rates also contributed to this increase.



OTHER INCOME



     Other income increased approximately $102,000, or 340.0%. In the three months ended March 31, 2006, we earned administrative fees of approximately $35,000 associated with the DentaSelect dental PPO product and approximately $13,000 associated with the Vision Care Plus vision product, both of which were introduced in July of 2005. Dental provider network leasing revenue increased by approximately $51,000, to approximately $63,000 in the three months ended March 31, 2006 from approximately $12,000 in the three months ended March 31, 2005 primarily due to the revenue associated with the leasing of Adenta provider network acquired in June of 2005. Other revenue also includes rental revenue earned from leasing a portion of the office building owned by our subsidiary Dental Care Plus. Rental revenue increased by approximately $3,000 or 17.6%, from approximately $17,000 in the three months ended March 31, 2005 to approximately $20,000 in the three months ended March 31, 2006.



INTEREST EXPENSE



     Interest expense increased approximately $1,000, or 3.3%, to approximately $31,000 in the three months ended March 31, 2006 from approximately $30,000 in the three months ended March 31, 2005. The increase is primarily attributable to an increase in the prevailing interest rates associated with our variable rate contractual obligations.

INCOME TAXES



     Due to the variability of our earnings, we calculated our provisions for federal, state and local income taxes at the end of each quarter in lieu of using an estimated annual effective tax rate. Our provision (benefit) for income taxes was approximately $(59,000) for the three months ended March 31, 2006, with an effective tax rate of approximately (36.0%). Our provision (benefit) for income taxes was approximately $(41,000) for the three months ended March 31, 2005, with an effective tax rate of approximately (32.8%). After including a tax charge of approximately $32,000 for a discreet item related to prior tax years, the total provision for the three months ended March 31, 2005 was approximately $(9,000).


COMPARISON OF RESULTS OF OPERATIONS FOR 2005 AND 2004

     The following chart shows membership totals and revenues and expenses for our three business segments for the years ended December 31, 2005 and 2004 (in thousands, except for membership data and percentage change):


                                      2005       2004     CHANGE
                                    --------   --------   ------
Membership:
   Fully-insured DHMO                137,000    123,000    11.3%
   Self-insured DHMO                  46,000     41,000    12.3%
   Corporate, All Other                6,100      1,900   221.1%
                                    --------   --------   -----
Total membership                     189,100    165,900    14.0%
                                    --------   --------   -----
Premium revenue:
   Fully-insured DHMO               $ 34,688   $ 30,480    13.8%
   Self-insured DHMO                  10,044      8,885    13.0%
   Corporate, All Other                   91         35   160.0%
                                    --------   --------   -----
Total premium revenue                 44,823     39,400    13.8%
                                    --------   --------   -----
Healthcare service expense:
   Fully-insured DHMO                 27,681     24,702    12.1%
   Self-insured DHMO                   8,568      7,591    12.9%
                                    --------   --------   -----
Total healthcare service expense      36,249     32,293    12.3%
                                    --------   --------   -----
Selling, general & administrative
   expenses:
   Corporate, All Other                8,016      6,399    25.3%
                                    --------   --------   -----
Investment income:
   Corporate, All Other                  104         32   225.0%
                                    --------   --------   -----
Other income:
   Corporate, All Other                  255        158    61.4%
                                    --------   --------   -----
Interest expense:
   Corporate, All Other                 (129)       (82)   57.3%
                                    --------   --------   -----
Income tax expense:
   Corporate, All Other                  321        298     7.7%
                                    --------   --------   -----


SUMMARY

     Net income on redeemable common shares was $467,000, or $55.14 per redeemable common share, in 2005 compared to $518,000, or $60.90 per redeemable common share, in 2004. The decrease in net income on redeemable common shares primarily resulted from increased healthcare services expense and increased selling, general and administrative expenses.

MEMBERSHIP


     Our fully-insured dental HMO membership increased approximately 14,000 members, or 11.4%. With the acquisition of Adenta, we added approximately 10,000 members in the Adenta discount dental program. During the remainder of 2005, approximately half of these members were transitioned to the fully-insured dental HMO product or the fully-insured dental PPO product. As of December 31, 2005, 5,061 members remained in the Adenta discount dental program.



     Self-insured dental HMO membership increased by approximately 5,000 members, or 12.2%. During the years ended December 31, 2005 and 2004, respectively, we had approximately 46,000 and 41,000 self-insured members.


     Dental indemnity membership increased 36.8%, to approximately 2,600 members at the end of 2005 from approximately 1,900 members at the end of 2004. The dental indemnity members represent the out-of-area members for employer groups based in Ohio and Kentucky. At December 31, 2005, there were approximately 2,400 members in the fully-insured dental PPO product, all of which had converted from the Adenta dental product. Additionally, during 2005, we obtained approximately 1,100 members in the fully-insured Vision Care Plus product. The dental indemnity product, the dental PPO product and the fully-insured vision product are all underwritten by third party insurance carriers.

REVENUE

     Fully-insured dental HMO premium revenue increased $4.2 million, or 13.8%. This premium revenue increase is attributable to both membership volume increases in the dental HMO product line and premium rate increases negotiated with employer groups at their annual renewals. The acquisition of Adenta accounted for $1.2 million of the $4.2 million revenue increase in 2005.

     Total self-insured revenue increased $1.2 million, or 13.0%. This increase is attributable to the 12.3% increase in self-insured HMO membership and a provider fee schedule increase implemented at the beginning of 2005. The self-insured segment revenue has two components

          Self-Insured Claim Revenue - Self-insured claim revenue increased $1.1 million, or 13.0% due to increased self-insured dental HMO membership along with a fee schedule increase implemented in 2005

          Self-Insured ASO Fees - Self-insured ASO fees increased approximately $66,000, or 13.5%. This increase is primarily attributable to the 12.3% increase in self-insured HMO membership and is also attributable to a slight increase in average ASO fee rates. We provide access to our Dental Care Plus provider network for an administrative fee, generally to self-insured groups. Our ASO fee revenue is recognized monthly when earned and is normally based on annual contracts with the self-insured groups.

     Corporate, all other premium revenue is derived from our fully-insured dental indemnity product. The dental indemnity product is underwritten by a third party insurance carrier and we are paid a portion of its premium in the form of administrative fees that cover our administrative costs, brokers commissions, and profit. These dental indemnity administrative fees increased by $56,000, or 160%.

HEALTHCARE SERVICE EXPENSES

     Fully-insured healthcare services expense increased $3.0 million, or 12.1%. This increase is attributable to both the increase in dental HMO membership and the provider fee schedule increase implemented at the beginning of 2005. Member utilization remained relatively constant between 2004 and 2005. The fully-insured healthcare services expense attributable to the Adenta acquisition represented $0.8 million of the $3.0 million increase from 2004.

     Self-insured healthcare services expense increased approximately $1.0 million or 12.9%. This increase is attributable to both the increase in self-insured dental HMO membership and the provider fee schedule increase implemented at the beginning of 2005. Member utilization remained relatively constant between 2004 and 2005.

     Because our dental PPO and vision PPO products are underwritten by third party insurance carriers, we do not recognize any premium revenue or healthcare services expense associated with these products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Consolidated selling, general and administrative expenses increased approximately $1.6 million, or 25.3%. Approximately $400,000 of this increase is associated with the operating expenses incurred by Adenta since its acquisition and during the last seven months of 2005. Salaries and benefits increased by $800,000 due to the addition of sales and marketing provider relations staff for the expansion in the Dayton, Louisville and Lexington markets. In addition, finance staff was added to support our expanded activities. Commissions expense increased approximately $400,000 due to the increases in membership and the fact that the prevailing commission rates in the Kentucky markets are higher than the prevailing rates in Southwestern Ohio. Marketing expense decreased approximately $332,000, or 43.6%. Included in 2004 were approximately $300,000 in costs associated with the television and radio advertising campaign in Southwestern Ohio that was discontinued in 2005. Professional services expense increased approximately $300,000, or 60.0%. This increase was primarily due to the IT consulting costs associated with the implementation of the new dental plan administration computer system that became fully operational in February of 2006. Depreciation and amortization expense increased $85,000, or 37%, to approximately $315,000 in 2005 from approximately $230,000 in 2004. This increase was due to the depreciation of the dental administration software in 2005 and the amortization of the identifiable assets acquired in the acquisition of Adenta.

INVESTMENT INCOME

     Investment income increased approximately $72,000, or 225.0%. This increase is primarily attributable to an increase in the amount invested in short term investments such as FDIC insured bank certificates of deposit and U.S. Government security mutual funds. An increase in prevailing interest rates also contributed to this increase.

OTHER INCOME

     Other income increased approximately $97,000, or 61.4%. In 2005, we earned administrative fees of $17,000 associated with the DentaSelect dental PPO product and $9,000 associated with the Vision Care Plus vision product, both of which were introduced in 2005. Dental provider network leasing revenue increased to approximately $144,000 in 2005 from approximately $73,000 in 2004 primarily due to the revenue associated with the acquisition of Adenta. Other revenue also includes rental revenue earned from leasing a portion of the office building owned by our subsidiary Dental Care Plus.

INTEREST EXPENSE

     Interest expense increased $47,000, or 57.3%, to approximately $129,000 in 2005 from approximately $82,000 in 2004. The increase is primarily attributable to the interest expense associated with our capital lease obligation related to new dental administration software.

INCOME TAXES

     Our effective tax rate for 2005 of 40.7% increased 4.2% compared to the 36.5% effective tax rate in 2004. Our 2005 effective tax rate is higher than the federal statutory rate due to newly applicable state and local taxes and certain non-deductible reorganization costs associated with our acquisition of Adenta. See Note 4 to the consolidated financial statements included in Item 15. - Financial Statements and Exhibits for a complete reconciliation of the federal statutory rate to the effective tax rate.

COMPARISON OF RESULTS OF OPERATIONS FOR 2004 AND 2003

     The following chart shows membership totals and revenues and expenses for our two business segments and our other product lines, as a group, for the years ended December 31, 2004 and 2003 (in thousands, except for membership data and percentages):

                                                2004       2003     CHANGE
                                              --------   --------   ------
Membership:
   Fully-insured DHMO                          123,000    118,000      4.5%
   Self-insured DHMO                            41,000     37,000      9.7%
   Corporate, All Other                          1,900        500    280.0%
                                              --------   --------   ------
      Total membership                         165,900    155,500      6.6%
                                              --------   --------   ------
Premium revenue:
   Fully-insured DHMO                         $ 30,480   $ 28,082      8.5%
   Self-insured DHMO                             8,885      7,726     15.0%
   Corporate, All Other                             35          2   1650.0%
                                              --------   --------   ------
      Total premium revenue                     39,400     35,810     10.0%
                                              --------   --------   ------
Healthcare service expense:
   Fully-insured DHMO                           24,702     22,918      7.8%
   Self-insured DHMO                             7,591      6,580     15.4%
                                              --------   --------   ------
      Total healthcare service expense          32,293     29,498     13.3%
                                              --------   --------   ------
Selling, general & administrative expenses:
   Corporate, All Other                          6,399      5,188     23.4%
                                              --------   --------   ------
Investment income:
   Corporate, All Other                             32         31      3.2%
                                              --------   --------   ------
Other income:
   Corporate, All Other                            158        122     29.5%
                                              --------   --------   ------
Interest expense:
   Corporate, All Other                            (82)       (47)    74.5%
                                              --------   --------   ------
Income tax expense:
   Corporate, All Other                            298        421    -29.2%
                                              --------   --------   ------

MEMBERSHIP

     Our fully-insured dental HMO membership increased by 4.5%, to approximately 123,000 in 2004 from approximately 118,000 in 2003. All of this membership increase occurred in the fully-insured dental HMO product offered by our subsidiary, Dental Care Plus.

     Self-insured dental HMO membership increased approximately 4,000, or 9.7%. During the years ended December 31, 2004 and 2003, respectively, we provided service to approximately 41,000 and 37,000 self-insured members. Self-insured membership grew at a relatively constant pace due to normal marketing efforts.

     Dental indemnity membership increased by 280.0%, to approximately 1,900 members at the end of 2004 from approximately 500 members at the end of 2003. The dental indemnity members represent the out-of-area members for employer groups based in Ohio and Kentucky. The dental indemnity product introduced in September of 2003 is underwritten by third-party insurance carrier.

REVENUE

     Fully-insured dental HMO premium revenue increased approximately $2.4 million, or 8.5%. This premium revenue increase is attributable to both membership volume increases in the dental HMO product line and premium rate increases negotiated with employer groups at their annual renewals.

     Total self-insured revenue increased approximately $1.2 million, or 15.0%. This increase is attributable to the 9.7% increase in self-insured HMO membership, provider fee schedule increases implemented at the beginning of 2004, and the increase in member utilization of dental services between 2003 and 2004. The self-insured segment revenue has two components:

          Self-Insured Claim Revenue - Self-insured claim revenue increased approximately $1.1 million, or 15.0%, to approximately $8.4 million in 2005 from approximately $7.3 million in 2003 due to the growth in self-insured membership and the provider fee schedule increases implemented in 2004.

          Self-Insured ASO Fees - Self-insured ASO fees increased approximately $46,000, or 10.4%, to approximately $488,000 in 2004 from approximately $442,000 in 2003. This increase is primarily attributable to the 9.7% increase in self-insured dental HMO membership and is also attributable to a slight increase in average ASO fee rates. We provide access to our Dental Care Plus provider network for an administrative fee, generally to self-insured groups. Our ASO fee revenue is recognized monthly when earned and is normally based on annual contracts with the self-insured groups.

     Corporate, all other premium revenue is derived from our fully-insured dental indemnity product. The dental indemnity product, however, is underwritten by a third-party insurance carrier and we are paid a portion of its premium for administrative costs, broker commissions and our profit. These dental indemnity administrative fees increased by $33,000 to $35,000 in 2004.

HEALTHCARE SERVICES EXPENSE

     Fully-insured healthcare services expense increased approximately $1.8 million, or 7.8%. This increase is attributable to both the increase in dental HMO membership and the fee schedule increase implemented at the beginning of 2004. Member utilization increased also between 2003 and 2004.

     Self-insured healthcare services expense increased approximately $1.0 million or 15.4%. This increase is attributable to both the increase in self-insured dental HMO membership, the fee schedule increase implemented at the beginning of 2004, and the increase in member utilization of dental services between 2003 and 2004.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Consolidated selling, general and administrative expenses increased approximately $1.2 million, or 23.4%. Salaries and benefits increased by approximately $300,000, or 10.2%, due to annual pay rate increases, promotions and a minor increase in the administrative staff headcount. Commission expense increased by $300,000, or 15.0%, due to the increases in membership volume and premium revenue. Marketing expense increased by approximately $400,000 million, or 93.6% due to costs associated with the television and radio advertising campaign in Southwestern Ohio incurred in 2004. Professional services expense increased approximately $200,000, or 55.0%. This increase was primarily due to the legal fees associated with the corporate reorganization of Dental Care Plus. Depreciation and amortization expense increased $133,000, or 137%, to approximately $230,000 in 2004 from approximately $97,000 in 2004. This increase is due to the full year impact of the depreciation of the home office building and building improvements in 2004 and the depreciation of the electronic employer group enrollment software.

INVESTMENT INCOME

     Investment income increased by $1,000, or 3.2%, due primarily to an increase in the amount of cash invested in U.S. government backed securities.

OTHER INCOME

     Other income increased approximately $36,000, or 29.5%. The increase in other revenue was primarily due to the rental revenue earned from leasing a portion of the unused office space in the building owned by our subsidiary, Dental Care Plus.

INTEREST EXPENSE

     Interest expense increased $35,000, or 74.5%, to approximately $82,000 in 2004 from approximately $47,000 in 2003. The increase is primarily attributable to the full year impact of the interest associated with the home office building in 2004 that we purchased in June of 2003.

INCOME TAXES

     Our effective tax rate for 2004 of 36.5% increased 2.3% compared to the 34.2% effective tax rate in 2003. Our 2005 effective tax rate is higher than the federal statutory rate due to non-deductible reorganization costs associated with the DCP Holding Company reorganization in 2004. See Note 4 to the consolidated financial statements included in Item 15. - Financial Statements and Exhibits for a complete reconciliation of the federal statutory rate to the effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES AND CHANGES IN FINANCIAL CONDITION


     Our primary sources of cash include receipts of premiums, ASO fees, investment and other income, as well as the proceeds from the sale or maturity of our investment securities and from borrowings. Our primary uses of cash include disbursements for claims payments, selling, general and administrative expenses, interest expense, taxes, purchases of investment securities, capital expenditures, acquisitions, and payments on borrowings. Because premiums are collected in advance of claims payments, our business should normally produce positive cash flows during a period of increasing enrollment. Conversely, cash flows would be negatively impacted during a period of shrinking enrollment. We have recently been experiencing improving operating cash flows associated with growth in both fully-insured and self-insured dental HMO enrollment.



     Cash decreased approximately $1.77 million, or 31.5% for the three months ended March 31, 2006 to approximately $3.85 million from $5.62 million as of December 31, 2005. Cash increased approximately $1.3 million or 30.2%, to approximately $5.6 million at December 31, 2004. The change in cash for the years ended December 31, 2005, 2004 and 2003 is summarized as follows (in thousands):



                                                      THREE MONTHS ENDED
                                                        MARCH 31, 2006       2005      2004      2003
                                                      ------------------   -------   -------   -------
Net cash provided by (used in) operating activities        $(1,660)        $2,021    $   708   $   698
Net cash used in investing activities                           (8)          (301)    (2,059)   (2,555)
Net cash provided by (used in) financing activities           (107)          (395)      (128)    1,784
                                                           -------         ------    -------   -------
Increase (decrease) in cash                                $(1,775)        $1,324    $(1,479)  $   (73)
                                                           =======         ======    =======   =======


CASH FLOW FROM OPERATING ACTIVITIES


     In the three months ended March 31, 2006, we used approximately $1.66 million of cash in operating activities. During this period, we reported a net loss of approximately $82,000. Non-cash depreciation and amortization expense was approximately $127,000. During the period ended March 31, 2006 unearned premium revenue decreased by approximately $89,000.



     For the period, cash was used primarily for the payment of claims, resulting in the reduction of our claims payable liability by approximately $900,000, from $3.2 million at December 31, 2005 to $2.3 million at March 31, 2006. At December 31, 2005, our Dental Care Plus claims payable liability estimate was $2.8 million in anticipation of the three bi-weekly claim payments to participating providers that occurred in January of 2006. In the three months ended March 31, 2006, our Dental Care Plus claims payable liability decreased by $550,000 to $2.25 million at March 31, 2006. Also, in March 2006, we made a $300,000 board-approved payment to our Dental Care Plus participating providers in respect of claim amounts withheld in 2004 and 2005. In addition, our Adenta claims payable liability decreased by $65,000, to approximately $33,000 at March 31, 2006 from approximately $98,000 at December 31, 2005.



     Also our accounts payable and accrued expenses decreased by approximately $274,000 during this period primarily due to the payment of management bonuses and broker commissions in March of 2006, and our federal income taxes payable decreased by approximately $226,000 due to the fact we made a federal tax payment of $218,000 for the first quarter of 2006 based on our 2005 earnings.



     In 2005, we generated approximately $2.02 million of cash by operating activities and realized net income of approximately $467,000. Continued growth and the Adenta acquisition led to an increase in claims payable of approximately $419,000, an increase in accounts payable and accrued expense of approximately $625,000 and an increase in unearned premium of approximately $260,000. These increases in current liabilities resulted in a corresponding increase in our cash balances. In addition, non-cash depreciation and amortization increased to approximately $315,000 in 2005.


     In 2004, we generated net income of approximately $518,000. Combined with non-cash depreciation and amortization charges of approximately $230,000, and minor changes in other current assets and liabilities, we produced cash flow from operations of approximately $708,000.

     In 2003, we generated net income of approximately $810,000. Our working capital was reduced by approximately $328,000, primarily due to a decrease in claims payable of $400,000 and a decrease in unearned premium revenue of approximately $278,000, offset by an increase in accounts receivable of approximately $80,000, and in accounts payable and accrued expenses of $270,000. Combined with changes in other current assets and liabilities in the normal course of business, we produced cash flow from operations of approximately $698,000.

CASH FLOW FROM INVESTING ACTIVITIES


     In the three months ended March 31, 2006, we invested approximately $8,000 in building improvements and computer equipment. In addition, four of the FDIC insured certificates of deposit matured and the proceeds were reinvested.



     In 2005, we invested approximately $80,000 in building improvements, office equipment and computer equipment. In June of 2005, we acquired all of the outstanding common stock of Adenta for $250,000 plus the assumption of approximately $242,000 in interest bearing debt. With the acquisition of Adenta we obtained cash balances of approximately $280,000 and paid acquisition related transaction costs of approximately $47,000. Accordingly, the net cash used relative to the Adenta acquisition was approximately $17,000. Also in 2005, we invested an additional $200,000 of our excess cash in FDIC insured bank certificates of deposits and U.S. government security money market funds in order to earn higher interest rate yields. Thus, the total cash used in investing activities was approximately $301,000 in 2005. This amount was approximately $1.8 million less than the cash used in investing activities in 2004 primarily because our initial investment of approximately $1.6 million in FDIC insured bank certificates of deposit and U.S. government security money market funds in 2004 was a non-recurring investment. Because we had already invested in the necessary building improvements, office equipment and computer equipment to make our home office building fully functional for our employees in 2004 and 2005, this reduced level of investment consisted primarily of computer equipment upgrades for current staff. We anticipate that investments in these fixed assets will remain at a modest level in 2006.



     In 2004, we invested approximately $243,000 in building improvements of our home office building to make certain space suitable for leasing to our third party tenant. In addition, we invested approximately $220,000 in a proprietary, web-based employer group enrollment system and some additional office furniture and equipment. Also we invested approximately $1.6 million in FDIC insured bank certificates of deposits and U.S. government security money market funds in order to earn higher interest rate yields.


     In June of 2003, we purchased a 25,600 square foot new commercial office building for $2.1 million. An additional $455,000 was invested in the build out required to prepare the office space to the specifications for our offices. We purchased this office building in order to obtain more suitable office space for our dental HMO operation while maintaining a comparable level of occupancy cost that we had in our leased office space. Additionally, we are building equity in an appreciating real estate asset in a desirable commercial office area.

CASH FLOW FROM FINANCING ACTIVITIES


     In the three months ended March 31, 2006, we made the scheduled principal payments related to our office building mortgage, our capital lease related to our new dental administration system and our Adenta note payable totaling $102,000. We also repurchased 1 Class A redeemable common share and 11 Class B Redeemable Common Shares during this period for approximately $5,000. These transactions resulted in our net cash used in financing activities of $107,000 for the three months ended March 31, 2006.


     In 2005, we refinanced approximately $190,000 of debt we assumed in the acquisition of Adenta under more favorable terms and conditions with a commercial bank in Ohio. We also paid $120,000 of our outstanding mortgage balance, $171,000 in capital lease payments for our new dental administration software, and $92,000 of the principal balance of the assumed Adenta debt. This represents a total payment of approximately $383,000 in debt and capital lease obligations in 2005. There were no new financing commitments executed in 2005.

     In 2004, we repaid $120,000 of our outstanding mortgage balance.

     In 2003, we executed a mortgage note with a commercial bank in the amount of $1,800,000 to finance the purchase of our office building and simultaneously entered into a variable to fixed rate interest rate swap to lock in a 4.95% fixed interest rate on $1,500,000 of the mortgage amount. We paid cash for the balance of the purchase price and the initial building improvements. We paid $60,000 of the outstanding principal of the mortgage note in 2003.

     Our mortgage note matures in June 2013. The note requires us to make principal payments of $10,000 per month, and bears interest at a variable rate of 30-day LIBOR plus 1.75%.



PROVIDER WITHHOLD PAYMENTS



     In most cases, the fees of our participating providers for covered dental services under the dental HMO are subject to a 10% withhold by us. Accordingly, our dental HMO network providers are paid 90% of the agreed fees for covered services as set forth on applicable fee schedule. The amounts withheld are not retained in a separate fund and we have no obligation to pay any portion of the amounts withheld to the providers. The dental providers have no vested rights in the amounts withheld unless our Board of Directors orders that any amounts withheld shall be paid to the providers, and then vesting is only to the extent of such amounts authorized to be paid by the Board. Once authorized for payment by the Board, such amounts are recorded as claims payable liabilities until paid.



     In December of each year our Board evaluates the performance of our dental HMO plans, capital and surplus requirements prescribed by the Ohio Department of Insurance, factors impacting our financial strength rating, funding needed to support strategic objectives for the coming years and any other factors deemed relevant by the Board and, based on that evaluation, determines the amount of the provider withhold that should be paid to dentists, if any. Payments authorized by the Board are paid on or before March 15 of the following year.



     In December 2005, the Board authorized $610,354 to be paid to participating providers in respect of amounts withheld in 2005, 2004 and 2003, of which $310,354 was paid in December 2005 and $300,000 in March 2006. In December 2004, the Board authorized $300,000 in respect of amounts withheld in 2003 to be paid to participating providers and such amount was paid in December 2004. In December 2003, the Board authorized $1,200,000 to be paid in respect of amounts withheld in 2001 and such amount was paid in December 2003.



     Commencing in 2006, our annual determination of the amount of withhold payments to be made will be limited to amounts withheld in the year in which the determination is made, and payments authorized by the Board will be made on or before March 15 of the following year.


CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS


     A summary of our future commitments as of December 31, 2005 is as follows:


                                          LESS
                                         THAN 1                               MORE THAN
CONTRACTUAL OBLIGATIONS      TOTAL        YEAR       1-3 YEARS   3-5 YEARS     5 YEARS
-----------------------   ----------   ----------   ----------   ---------   ----------
Long-term debt            $1,650,417   $  215,000   $  295,417    $240,000   $  900,000
Capital lease                715,990      232,213      464,426      19,351           --
Interest                     559,731      129,582      187,120     125,821      117,208
Swap Interest(1)             280,455       56,950       95,961      71,742       55,802
Operating Leases(2)          244,000       88,000      112,000      44,000           --
Claims Payable             3,257,815    3,257,815           --          --           --
                          ----------   ----------   ----------    --------   ----------
   Total                  $6,708,408   $3,979,560   $1,154,924    $500,914   $1,073,010
                          ==========   ==========   ==========    ========   ==========

(1) Our swap interest payments are based on a fixed rate of 4.95%. We estimate that we will receive swap interest payments totaling approximately $346,177 based on a variable rate of LIBOR plus 1.75% or 6.11%, as of December 31, 2005.

(2) We lease facilities, computer hardware and other equipment under long-term operating leases that are non-cancelable and expire on various dates through 2010.


     No significant changes related to our future commitments occurred during the three months ended March 31, 2006.


OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to off-balance sheet arrangements. However, from time to time we enter into certain types of contracts that contingently require us to indemnify parties against third party claims, including indemnification obligations under our contracts with third party insurance carriers.

     Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on our consolidated balance sheets for any of the periods presented.

FINANCIAL CONDITION


     Our consolidated cash and short term investments were approximately $5.2 million at March 31, 2006. Our consolidated cash and short term investments decreased by approximately $2.0 million from approximately $7.2 million as of December 31, 2005. Based on total expenses for the three months ended March 31, 2006, we estimate that we had approximately 36 days of cash and short-term investments on hand at March 31, 2006.



     This decrease in cash and short term investments from December 31, 2005 to March 31, 2006 is primarily due to the cash used in operating activities discussed above along with a shift of approximately $200,000 in FDIC insured certificate of deposit investment from short term investments to long term investments during this period. This decrease in cash due to cash used in operating activities is expected given the seasonality associated with our operating performance and the payment of annual management bonuses, broker override commissions and provider withhold payment, which typically occur in our first quarter each year. We expect to generate positive cash flow from operations during the balance of 2006.



     Between December 31, 2004 and December 31, 2005, total consolidated cash and short-term investments increased by $1.3 million due to cash flow from operations of approximately $2.0 million offset by an increase of $0.3 million in short term investments and $0.4 million in cash used in financing activities. Based on total expenses for 2005, we estimate that we had approximately 60 days of cash and short investments on hand at December 31, 2005.



     On January 3, 2006 we entered into an agreement with a commercial bank for a $500,000 working capital line of credit. Interest is payable based on the prime borrowing rate that was 7.75% as of January 3, 2006. No amounts have been drawn on this credit line through May 31, 2006.



     Together our cash, short term investments and working capital line of credit are sufficient to meet our short term and long term liquidity needs. In the short term, we are obligated to make payments related to our contractual obligations such as our building mortgage, computer system capital lease, and our operating leases and other commitments (see contractual obligations and other commitments). In the long term, we will continue to be obligated to make payments related to our contractual obligations delineated above. We will also be obligated in certain circumstances to repurchase the redeemable shares of our provider shareholders who die, are permanently disabled, or retire. Our board of directors establishes limitations on the amount of share redemptions each year. While we are not able to estimate future redeemable common share redemptions, we repurchased approximately $12,000, $8,000 and $32,000 worth of redeemable common shares in the years ended December 31, 2005, 2004 and 2003, respectively. We believe our cash balances, investment securities, operating cash flows, and borrowing capacity, taken together, provide adequate resources to fund ongoing operating and regulatory requirements and fund future expansion opportunities and capital expenditures in the foreseeable future.



     We operate as a holding company in a highly regulated industry. We are primarily dependent upon management fees that we receive from our subsidiaries. We receive over 97% of our management fees from our subsidiary Dental Care Plus. We also receive dividends from our subsidiaries from time to time. The dividends from our subsidiary, Dental Care Plus, are subject to regulatory restrictions. Our holding company cash increased $326,000 to $330,000 at December 31, 2005 compared to $4,000 at December 31, 2004 primarily due to the following: in 2005, we generated $488,000 of net cash from non-subsidiary operating activities and received a $250,000 dividend from Dental Care Plus. In 2005, we invested $250,000 in the Adenta acquisition and $100,000 in Dental Care Plus, repaid a $50,000 note payable to Dental Care Plus and repurchased approximately $12,000 of our issued and outstanding common shares.


REGULATORY RBC REQUIREMENTS

     Our largest subsidiary, Dental Care Plus operates in states that regulate its payment of dividends and debt service on inter-company loans, as well as other intercompany cash transfers and require minimum levels of equity as well as limit investments to approved securities. The amount of dividends that may be paid by Dental Care Plus, without prior approval by state regulatory authorities, is limited based on statutory income and statutory capital and surplus. Prior notification must be provided to state agencies in Ohio, Kentucky and Indiana before paying a dividend even if approval is not required.


     The required capital and surplus for Dental Care Plus in each of Ohio, Kentucky and Indiana was approximately $1 million at December 31, 2005. We maintained aggregate statutory capital and surplus of approximately $3.9 million as of both March 31, 2006 and December 31, 2005 and were in compliance with applicable statutory requirements. Although the minimum required levels of equity are largely based on premium volume, product mix, and the quality of assets held, minimum requirements can vary significantly from state to state. Given our anticipated premium growth in 2006 resulting from the expansion of our networks and membership, capital requirements will increase. We expect to fund these increased requirements through the retention of earnings, investment in Dental Care Plus of the earnings of other subsidiaries and capital raised in future redeemable common and preferred share offerings.


     Most states rely on risk-based capital requirements, or RBC, to define the required levels of equity. RBC is a model developed by the National Association of Insurance Commissioners to monitor an entity's solvency. This calculation indicates recommended minimum levels of required capital and surplus and signals regulatory measures should actual surplus fall below these recommended levels. RBC has been adopted by Ohio, Kentucky and Indiana, the three states in which we currently do business. We file our annual statement and RBC reporting with the Ohio Department of Insurance and the NAIC. Copies are also filed with the Kentucky Office of Insurance and the Indiana Department of Insurance. At March 31, 2006 and December 31, 2005, we had $3.9 million of aggregate capital and surplus, which exceeded by $2.9 million, the required levels in each of Ohio, Kentucky and Indiana.


OTHER MATTERS


     The differences between our net income and comprehensive income include the changes in the unrealized gains or losses on marketable securities and changes in the fair value of our interest rate swap agreement. For the three months ended March 31, 2006 and March 31, 2005, respectively, and the years ended December 31, 2005, 2004 and 2003, respectively, such changes increased or (decreased), net of related income tax effects, by the following amounts:



                                             FOR THREE MONTHS        FOR YEARS ENDED
                                             ENDED MARCH 31,:         DECEMBER 31,:
                                             ----------------   ------------------------
                                              2006      2005      2005    2004     2003
                                             ------   -------   -------   ----   -------
Changes in:
Unrealized loss on investments               $ (685)  $  (642)  $(5,233)    --        --
Change in fair value of interest rate swap    9,664    15,646    15,429   $794   $35,653
                                             ------   -------   -------   ----   -------
   Total                                     $8,979   $15,004   $10,196   $794   $35,653
                                             ======   =======   =======   ====   =======



     Net unrealized losses in marketable securities increased by $(685) and $(642) in the three months ended March 31, 2006 and 2005, respectively. Net unrealized investment losses in marketable securities (net of income tax effects) increased by $(5,233) in the year ended December 31, 2005. There were no unrealized investment gains or losses in 2004 or 2003.



     The fair market value of the variable to fixed interest rate swap contract (net of income tax effects) increased by $9,664 and $15,646 in three months ended March 31, 2006 and 2005, respectively, due to the increase in prevailing interest rates during these periods. The fair value of the variable to fixed interest rate swap contract (net of income tax effects) increased by $15,429 in 2005, by $794 in 2004 and by $35,653 in 2003 due to the increase in prevailing interest rates.


CRITICAL ACCOUNTING POLICIES

     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Application of those accounting principles includes the use of estimates and assumptions that are made by management, and that we believe are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses in the accompanying consolidated financial statements. We believe the most critical accounting policies used to prepare the accompanying consolidated financial statements are the following:

Investments


     We have classified all of our investments as "available-for-sale." Accordingly, investments are carried at fair value, based on quoted market prices, and unrealized gains and losses, net of applicable income taxes, are reported in a separate caption of stockholders' equity. We invest our excess cash in FDIC insured bank certificates of deposit and U.S. government security money market funds. The quoted market prices of these certificates of deposit are the amounts we would receive if we liquidated them prior to maturity. We conduct periodic review of individual portfolio holdings that have a market value less than their respective carrying value to identify other-than-temporary impairments. As of March 31, 2006 and December 31, 2005, there were no other-than-temporary impairments. In the event there was an unrealized loss on an investment that we believed to be other than temporary, the loss would be reported in the statement of operations, instead of in a separate caption of stockholders' equity.


Accounts Receivable

     Accounts receivable represent uncollected premiums related to coverage periods prior to the balance sheet date, and are stated at the estimated collectible amounts, net of an allowance for bad debts. We continuously monitor the timing and amount of our premium collections, and maintain a reserve for estimated bad debt losses. The amount of the reserve is based primarily on our historical experience and any customer-specific collection issues that are identified.

Intangible Assets


     Intangible assets consist of a provider access contract, dental memberships and provider networks, which were acquired in connection with the acquisition of Adenta, and had a net aggregate book value of approximately $378,000 and $400,000 as of March

31, 2006 and December 31, 2005, respectively. We determined the fair value of the Adenta intangible assets with the assistance of an independent fair value specialist. The amount of the purchase price that was allocated to each of the intangible assets was equal to our estimate of the fair value of each asset. The provider access contract and the provider network intangible assets are being amortized on a straight line basis with amortization periods of 3 years and 20 years respectively. The membership intangible asset is being amortized with accelerated amortization in the first year and on a straight line basis in the remaining 11 years of its useful life in accordance with the Company's expectations for membership retention.

Goodwill

     Goodwill consists of $67,000 goodwill related to the acquisition of Adenta at March 31, 2006 and December 31, 2005. In the case of this acquisition, goodwill represents the excess of the purchase price of the acquired company over the fair value of the net assets acquired including identifiable intangible assets.

     We have established December 31st as the date on which we conduct our annual evaluation of goodwill for possible impairment. We tested our goodwill for possible impairment as of December 31, 2005 by projecting the future revenues, expenses and expected cash flows from the Central Kentucky market (Louisville and Lexington) for the three year period from January 1, 2006 through December 31, 2008 and calculating the net present value of these cash flows. We concluded there was no impairment of our goodwill. We believe the estimates used in its test are reasonable and appropriate. We are not aware of any events that have occurred since December 31, 2005 that may have affected the value of our goodwill. However, there can be no assurance that impairment will not occur in the future.


Liability for Claims Payable



     Our estimated liability for claims payable and corresponding healthcare service expense includes claims incurred but not reported ("IBNR"), claims reported but not yet processed and paid and other healthcare services expenses incurred, including estimated costs of processing outstanding claims and the amounts of any accrued but unpaid payments in respect of our Dental Care Plus provider withhold. Our estimated liability for claims payable is based primarily on the average historical lag time between the date of service and the date the related claim is paid, taking into account recent trends in payment rates and the average number of incurred claims per covered individual in the most recent 12 month period.



     The following table shows our total claims payable liability for the periods indicated and the three components we estimate separately. IBNR represents a substantial portion of our claims payable liability.



                                              MARCH 31,          DECEMBER 31,          DECEMBER 31,
                                                2006        %        2005         %        2004         %
                                             ----------   ----   ------------   ----   ------------   ----
IBNR                                         $1,200,000   51.2%   $1,120,000    34.4%   $1,056,075    39.1%
Reported claims in process                    1,082,737   46.2%    1,777,677    54.6%    1,584,113    58.7%
Other healthcare services expenses payable       60,138    2.6%      360,138    11.1%       59,812     2.2%
                                             ----------   ----    ----------    ----    ----------    ----
Total claims payable liability               $2,342,875    100%   $3,257,815     100%   $2,700,000     100%
                                             ==========   ====    ==========    ====    ==========    ====



     Our estimated total claims payable liability at March 31, 2006 included approximately $2.25 million for Dental Care Plus, comprised of IBNR of approximately $1,200,000 and reported claims in process of approximately $1,050,000. Total reported claims in process at March 31, 2006 included approximately $33,000 for Adenta. Other healthcare services expenses at March 31, 2006 included approximately $60,000 for the estimated cost of processing outstanding claims. No accrued provider withhold payments were unpaid as of March 31, 2006.



     At December 31, 2005, our estimated total claims payable liability included approximately $2.8 million for Dental Care Plus, comprised of IBNR of approximately $1.1 million and reported claims in process of approximately $1.7 million. Total reported claims in process at December 31, 2005 included approximately $100,000 for Adenta. Other healthcare services expenses at December 31, 2005 included approximately $60,000 for the estimated cost of processing outstanding claims and an accrued but unpaid provider withhold payment of $300,000. This provider withhold payment was recognized in December of 2005 when it was authorized by our Board of Directors.

     At December 31, 2004, our estimated total claims payable liability included approximately $2.7 million, all of which was for Dental Care Plus, including IBNR of approximately $1 million and reported claims in process of approximately $1.6 million. Other healthcare services expenses at December 31, 2004 included approximately $60,000 for the estimated cost of processing outstanding claims.



     Between December 31, 2004 and December 31, 2005, our IBNR estimate increased by approximately $65,000 or 6.1%, primarily due to a fully insured membership increase, a 0.8% increase in the use of dental care services by members in 2005 compared to 2004, and a 2.6% increase in the average cost per dental service rendered. Reported claims in process increased by approximately $200,000, or 12.2%, from December 31, 2004 to December 31, 2005 due to an 8.8%
increase in the fully insured membership in Dental Care Plus and the acquisition of Adenta in June of 2005. Other healthcare services expense payable increased by approximately $300,000, primarily due to the unpaid provider withhold payment of $300,000 that was authorized by our Board of Directors in December of 2005.



     Between December 31, 2005 and March 31, 2006, our IBNR estimate increased by approximately $80,000 or 7.1%, primarily due to a fully insured membership increase and a 7.5% increase in the average cost per dental service rendered, offset by a 0.5% decrease in the use of dental services in the three months ended March 31, 2006 compared to 2005. Reported claims in process decreased by approximately $700,000, or 39.1%, from December 31, 2005 to March 31, 2006 due to a decrease in the number of days of reported claims in process from 15 days at December 31, 2005 to 8 days at March 31, 2006. The number of days of reported claims in process at month end varies with the timing of our bi-weekly provider claim payment cycle. Other healthcare services expense payable decreased by approximately $300,000, due to the provider withhold payment of $300,000 in March of 2006 that was authorized by our Board of Directors in December of 2005.



     We estimate liabilities for both IBNR and reported claims in process by employing actuarial methods that are commonly used by health insurance actuaries and meet actuarial standards of practice. These actuarial standards of practice require that claim liabilities estimates be adequate under moderately adverse circumstances. An independent actuary assists us in making these estimates.



     Since our liability for claims payable is based on actuarial estimates, the amount of claims eventually paid for services provided prior to the balance sheet date could differ from the estimated liability. Any such differences are recognized in the consolidated statement of income for the period in which the differences are identified.



     We develop our estimate for claims payable liability using actuarial methodologies and assumptions, primarily based on historical claim payment and claim receipt patterns, as well as historical dental cost trends. Depending on the period for which incurred claims are estimated, we apply a different method in determining our estimate. For periods prior to the most recent month, we calculate a "completion factor" which indicates the percentage of claims payable estimated for a prior period that have been paid as of the end of the current reporting period. We use the completion factor to determine historical patterns over a rolling 12-month period, made consistent period over period by making adjustments for known changes in claim inventory levels and known changes in claim payment processes. For the most recent month, we calculate a "claims trend factor" that estimates incurred claims primarily from a trend analysis based upon per member per month claims trends developed from our historical experience in the preceding months, adjusted for known provider contracting changes, changes in benefit levels and seasonality.



     We have not changed the key actuarial methodologies and assumptions used by management to estimate our claims payable liability during the periods presented, and management has not adjusted any of the key methodologies and assumptions used in calculating the most recent estimate of our claims payable liability.



     The following table illustrates the sensitivity of the completion and claims trend factors, as well as the estimated potential impact of changes in these factors on our operating results, based on December 31, 2005 data:

      Completion Factor (a)             Claims Trend Factor (b)
--------------------------------   --------------------------------
(Decrease)   Increase (Decrease)   (Decrease)   (Decrease) Increase
 Increase    in Incurred Claims     Increase     in Incurred Claims
 In Factor         Expense          In Factor         Expense
----------   -------------------   ----------   -------------------
    -3%            354,056             -3%            (67,466)
    -2%            233,497             -2%            (45,418)
    -1%            115,505             -1%            (22,934)
     1%           (158,195)             1%             23,163
     2%           (237,487)             2%             46,327
     3%           (291,359)             3%             69,490



     (a) Reflects estimated potential changes in incurred claims expense caused by changes in completion factors for incurred months prior to the most recent month.



     (b) Reflects estimated potential changes in incurred claims expense caused by annualized claims trend used for the estimation of the per member per month incurred claims for the most recent month.


Redeemable Common Shares

     We record Class A Common Shares and Class B Common Shares as redeemable common shares in the consolidated balance sheet outside of permanent shareholders' equity at the redemption value of such common share. In addition, we recognize the changes in the value of the redeemable common shares as they occur at the end of each reporting period, effectively treating the end of each period as the redemption date. Such amounts are reported as accretion of common shares to redemption value in the accompanying consolidated financial statements. This accounting treatment became effective in 2005.

Recognition of Premium Revenue

     Premium revenue is recognized in the period during which dental or vision coverage is provided to the covered individuals. Payments received from customers in advance of the related period of coverage are reflected on the accompanying consolidated balance sheet as deferred premium revenue.

Healthcare Services Expense


     Healthcare services expense is recognized on a monthly basis. In the case of the fully-insured dental HMO segment, healthcare services expense is calculated by taking the paid claims associated with the fully-insured membership and adjusting this amount for the change in the claims payable liability determined using the actuarial estimates discussed above. For the self-insured dental HMO segment, the healthcare services expense is based solely on the paid claims for the self-insured membership. We deduct a provider withhold from the claim payments to providers equal to 10% of the allowed amount according to the provider fee schedule. At the end of each year, our Board of Directors determines, in its sole discretion, how much if any of the provider withhold can be paid out to participating providers. Provider withhold payments authorized by our Board during the fiscal year are recorded as an increase to healthcare services expense.


Income Taxes

     Our accounting for income taxes is in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that are recognized in our financial statements in different periods than those in which the events are recognized in our tax returns. The measurement of deferred tax liabilities and assets is based on current tax laws as of the balance sheet date. We record a valuation allowance related to deferred tax assets in the event that available evidence indicates that the future tax benefits related to deferred tax assets may not be realized. A valuation allowance is required when it is more likely than not that the deferred tax assets will not be realized. Our determination of whether a valuation allowance is required is subject to change based on future estimates of the recoverability of our net deferred tax assets.

NEW ACCOUNTING STANDARDS


     In December 2004, the Financial Accounting Standards Board issued SFAS 123R, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This requirement represents a significant change because fixed-based stock option awards, a predominant form of stock compensation for us, were not recognized as compensation expense under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires that the cost of the award, as determined on the date of grant at fair value, be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of the award is estimated using option-pricing models. SFAS 123R also requires that we estimate the expected forfeitures under each stock compensation plan and only recognize compensation expense for those awards which are expected to vest. In addition, certain tax effects of stock option exercises are reported as a financing activity rather than an operating activity in the statements of cash flows. SFAS 123R became effective for the Company on January 1, 2006.



     In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement No. 154, "Accounting Changes and Error Corrections." Statement No. 154 requires that any change in the method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. This statement supersedes both Accounting Principles Board Opinion No. 20 and SFAS Statement No 3, but contains elements of each. Statement No. 154 will be effective for the Company for accounting changes and corrections of errors made in fiscal year beginning after December 15, 2005. The adoption of Statement No. 154 has not had a material impact on the Company's financial position or results of operations.


     In October 2005, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 05-1. SOP 05-1 provides accounting guidance for deferred policy acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses for the Sale of Investments. The provisions of SOP 05-1 are effective for internal replacement occurring in fiscal years beginning after December 15, 2006. The SOP is not expected to have a material impact on the Company's financial position or results of operations.

     In November 2005, the FASB issued Staff Position on Financial Accounting Standards 115-1 ("FSP FAS 115-1"), which nullifies the guidance in paragraphs 10-18 of Emerging Issues Task Force ("EITF") Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and references existing other than temporary impairment guidance FSP FAS 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell the security has not been made, and also provides guidance on the subsequent accounting for an impaired debt security. FSP FAS 115-1 is effective for reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 will not have a material impact on the Company's financial position or results of operations.


     In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.



     FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Because the guidance was recently issued, we have not yet determined the impact, if any, of adopting the provisions of FIN 48 on our financial position, results of operations and liquidity.


IMPACT OF INFLATION

     We do not consider the impact of the changes in prices due to inflation to be material in the analysis of our overall operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the risk that we will incur investment losses or increased interest expense due to adverse changes in market rates and prices. Our market risk exposures are substantially related to our investment portfolio and the impact of interest rate changes on these securities. In addition, interest rate changes can impact future interest expense for debt obligations that have a variable rate of interest associated with them.


     At March 31, 2006 and December 31, 2005, our investment portfolio consisted solely of FDIC insured bank certificates of deposit and U.S. government security mutual funds. We have evaluated the impact on the fixed maturity portfolio's fair value considering an immediate 100 basis point change in interest rates. A 100 basis point increase in interest rates would result in an approximate $1,135 decrease in fair value, whereas a 100 basis point decrease in interest rates would result in an approximate $1,117 increase in fair value. While the certificates of deposit with a cost of $1,800,000 at March 31, 2006 and December 31, 2005 are all classified as available for sale, our practice has been to hold these certificates of deposit to their maturity dates, thus avoiding the realization of any unrealized losses associated with these investments due to recent interest rate increases.

     At March 31, 2006 and December 31, 2005, we had a mortgage note with a bank with an outstanding principal balance of $1,470,000 and $1,500,000, respectively, with a variable rate based on LIBOR plus 1.75%. However, in June of 2003 we entered into a variable to fixed interest rate swap contract that effectively eliminated the interest rate risk exposure on all but $300,000 of the outstanding loan principal. Management estimates that a 100 basis point increase in interest rates would decrease our annual pre-tax earnings by $3,000 vis a vis the note.



     At March 31, 2006 and December 31, 2005, we had an outstanding note payable with a bank related to the acquisition of Adenta in the amount of approximately $135,000 and $150,000, respectively, with a variable rate based on LIBOR plus 1.75%. Management estimates that a 100 basis point increase in interest rates would decrease the Company's annual pre-tax earnings by $1,504 vis a vis the note.


ITEM 3. PROPERTIES.

     We currently maintain our principal place of business at 100 Crowne Point Place, Sharonville, Ohio 45241. These premises are owned by our wholly-owned subsidiary, Dental Care Plus. We occupy approximately 60% of these premises. The remaining amount, approximately 40%, is leased to a third party tenant.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     As of the date of this registration statement, all directors of the Company other than Ms. Rogers and Messrs. Cook, Geiger, Kroeger, and Peak individually owned one Class A Redeemable Common Share and eleven Class B Redeemable Common Shares of the Company and, as a group, owned eight Class A Redeemable Common Shares and eighty-eight Class B Redeemable Common Shares of the Company, representing approximately 1.1% of the issued and outstanding Class A Redeemable Common Shares and Class B Redeemable Common Shares combined. No officers of the Company hold any shares of the Company other than Sanford S. Scheingold, DDS, Stephen T. Schuler, DMD, Fred H. Peck, DDS and Fred J. Bronson, DDS, each of whom is also a director.

               OWNERSHIP OF REDEEMABLE COMMON SHARES BY DIRECTORS

                                         AMOUNT AND NATURE
                                    OF BENEFICIAL OWNERSHIP(1)    PERCENT OF CLASS
                                    --------------------------   -----------------
NAME OF BENEFICIAL OWNER                 CLASS A   CLASS B       CLASS A   CLASS B
------------------------                 -------   -------       -------   -------
Roger M. Higley                             1         11             *         *
David A. Kreyling                           1         11             *         *
Fred H. Peck                                1         11             *         *
Sanford S. Scheingold                       1         11             *         *
Michael Carl                                1         11             *         *
Fred J. Bronson                             1         11             *         *
Stephen T. Schuler                          1         11             *         *
Mark Zigoris                                1         11             *         *
Directors and Officers as a group           8         88          1.14%     1.14%

(1)  All shares held directly.

* The percentage of shares beneficially owned by each director does not exceed one percent (1%) of the applicable class of shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

     Management of the Company is the responsibility of our Board of Directors, whose members are elected by the holders of Class A Redeemable Common Shares. After the reorganization of Dental Care Plus, the members of the Board of Directors of Dental Care Plus also became the members of the Board of Directors of the Company. The number of directors comprising the Company's Board of Directors is currently fixed at thirteen. Seven of the directors are shareholder/participating dentists, one is a shareholder/retired participating dentist, and five are neither dentists nor shareholders. Directors serve two-year terms. Six of the directors have been elected to serve until their term expires in 2007, and seven of the directors have been elected to serve until their term expires in 2008. The number of directors may be varied by majority vote of the holders of Class A Redeemable Common Shares.

     Each of the directors listed below other than James E. Kroeger has been a director of the Company since the reorganization of Dental Care Plus in 2004. The name, age, and a brief professional biography of each of the present directors of the Company are as follows:

Directors whose terms expire in 2007:


                                      DIRECTOR OF
                                      DENTAL CARE                      PRINCIPAL OCCUPATION
             NAME               AGE    PLUS SINCE                     AND OTHER DIRECTORSHIPS
             ----               ---   -----------                     -----------------------
Fred J. Bronson, DDS             71       1999      Dr. Bronson has been engaged in the private practice of
4635 Paddock Road                                   family dentistry in the Cincinnati, Ohio area since 1962.
Cincinnati, Ohio 45237                              He is presently the Chairman of the Board's Nominating
                                                    Committee and serves on the Provider Relations and
                                                    Credentials Committees. Dr. Bronson has been Secretary of
                                                    Dental Care Plus since March 10, 2004 and Secretary of the
                                                    Company since the reorganization of Dental Care Plus.

Jack M. Cook, MHA                61       2002      Mr. Cook has been a senior consultant with the Compass
Compass Group, Inc.                                 Group in Cincinnati since 2001. Mr. Cook has also served
125 E. Court Street                                 as President and Chief Executive Officer of The Health
Cincinnati, Ohio 45202                              Alliance of Greater Cincinnati, President of The Christ
                                                    Hospital and founding president of the managed care
                                                    network called Healthspan since his recruitment to
                                                    Cincinnati in 1983. He attended the University of North
                                                    Carolina and Duke University, earning a B.S. degree in
                                                    Business and a Masters degree in Hospital Administration.
                                                    Mr. Cook is presently Chairman of the Board's Governance
                                                    Committee, and serves on the Audit, Marketing and Product
                                                    Development, Compensation and Benefits and Provider Fee
                                                    Committees.

Fred H. Peck, DDS                46       1988      Dr. Peck has been engaged in the private practice of
19 Garfield Place                                   family dentistry in the Cincinnati, Ohio area since 1986.
Suite 215                                           He is presently Chairman of the Board's Utilization Review
Cincinnati, Ohio 45202                              and Quality Assurance Committee and serves on the Provider
                                                    Relations, Ad Hoc Shareholders/Share Evaluation, Ad Hoc
                                                    Information Technology and Marketing and Product
                                                    Development Committees. Dr. Peck has been Treasurer of
                                                    Dental Care Plus since 1990 and the Treasurer of the
                                                    Company since the reorganization of Dental Care Plus.

Molly Meakin Rogers, MBA, CPA    48       1989      Ms. Rogers has been the Director of Reimbursement at St.
St. Elizabeth Medical Center                        Elizabeth Medical Center (SEMC) since 2000. Before joining
401 East 20th Street                                SEMC, she served as a consultant to SEMC, as well as
Covington, Kentucky 41014                           Johnson and Johnson and other local health care agencies.
                                                    From 1987-1998 she was an Assistant Professor of Finance
                                                    in the Masters of Health Administration Program at Xavier
                                                    University. Ms. Rogers was employed by the accounting firm of Ernst & Whinney for eight years previous to her
                                                    position with Xavier University. She is a Board member and the Treasurer of Indian Hill Recreation Commission and a
                                                    Board member of Carmel Manor Nursing Home. Ms. Rogers is
                                                    currently Chairperson of the Audit Committee and serves on the Board's Finance, Provider Fee, Ad Hoc Information
                                                    Technology and Nominating Committees.

Stephen T. Schuler, DMD          58       1998      Dr. Schuler has been engaged in oral and maxillofacial
330 Thomas More Parkway                             surgery in the Northern Kentucky area since 1974. He is
Suite 10                                            the President of Oral Facial Surgery Associates, a past
Crestview Hills, KY 41017                           President of the Kentucky Board of Dentistry, a past
                                                    President of the Kentucky Society of Oral and
                                                    Maxillofacial Surgery and a past Chairman of the Board of
                                                    Kentucky Dental Association. Dr. Schuler is presently
                                                    Chairman of the Board's Ad Hoc Committee for
                                                    Shareholders/Share Evaluation, and serves on the Finance,
                                                    Utilization Review and Quality Assurance, Compensation and

                                      DIRECTOR OF
                                      DENTAL CARE                      PRINCIPAL OCCUPATION
             NAME               AGE    PLUS SINCE                     AND OTHER DIRECTORSHIPS
             ----               ---   -----------                     -----------------------
                                                    Benefits, Governance and Credentialing Committees. Dr.
                                                    Schuler was the Vice Chairman of Dental Care Plus from
                                                    2001-2005 and the Vice Chairman of the Company from the
                                                    reorganization of Dental Care Plus through 2005. He became the Chairman of Dental Care Plus and the Company effective
                                                    January 2006.

Mark Zigoris, DDS                69       1988      Dr. Zigoris has been engaged in the specialty practice of
7770 Cooper Road                                    periodontics since 1966 and has served as Professor and
Suite 1                                             Chairman of the Department of Periodontics from 1966 to
Cincinnati, Ohio 45242                              1983 at the University of Louisville School of Dentistry,
                                                    and as Professor and Chairman of the Department of
                                                    Preventative Dental Sciences at King Saud University,
                                                    Saudi Arabia, from 1983 to 1986. He has been engaged in
                                                    the private practice of periodontics in the Cincinnati,
                                                    Ohio area since 1986. He is a member of the Board of
                                                    Directors of the Buckeye Scholarship Foundation and of VP
                                                    - AHEPA.127 Inc. (a senior citizen housing project). Dr.
                                                    Zigoris is presently Chairman of the Board's Marketing and
                                                    Product Development Committee, and serves on the
                                                    Utilization Review and Quality Assurance, Provider
                                                    Relations and Ad Hoc Shareholders/Share Evaluation
                                                    Committees.

Directors whose terms expire in 2008:

                                      DIRECTOR OF
                                      DENTAL CARE                      PRINCIPAL OCCUPATION
             NAME               AGE    PLUS SINCE                     AND OTHER DIRECTORSHIPS
             ----               ---   -----------                     -----------------------
Ross A. Geiger                   39       2001      Mr. Geiger has been a Vice President at Wells Fargo
Wells Fargo Business                                Business Credit since 2004. Mr. Geiger served as a Vice
Credit, Inc.                                        President at Fifth Third Bank from 1998 to 2004. He was a
300 E. Business Way                                 director of operations at United Medical Resources from
Suite 100                                           1994 to 1998. Mr. Geiger received a Bachelor of Arts
Cincinnati, Ohio 45241                              degree from the University of Cincinnati in 1990. He is a
                                                    member of the Healthcare Financial Management Association.
                                                    Mr. Geiger is presently Chairman of the Board's Provider
                                                    Fee Committee, and serves on the Finance, Marketing and
                                                    Product Development, Ad Hoc Shareholders/Share Evaluation
                                                    and Ad Hoc Information Technology Committees.

Roger M. Higley, DDS             67       2000      Dr. Higley has been engaged in the private practice of
3507 Glenmore Avenue                                family dentistry in Cincinnati, Ohio since 1969. He is the
Cincinnati, Ohio 45211                              Treasurer of Westwood United Methodist Church and has
                                                    served in the past as a director and the Secretary of
                                                    Westwood Homestead Bank, the Secretary of the Cincinnati
                                                    Dental Society, the President of Gray Museum and the
                                                    President of Kiwanis Club of Cheviot. Dr. Higley is
                                                    currently Chairman of the Board's Provider Relations
                                                    Committee and serves on the Audit, Nominating, Utilization
                                                    Review and Quality Assurance, Compensation and Benefits,
                                                    Governance and Credentialing Committees. Dr. Higley was
                                                    named the Vice Chairman of the Company in January 2006.

David A. Kreyling, DMD           52       1996      Dr. Kreyling has been engaged in the private practice of
7536 US Route 42                                    family dentistry in the Florence, Kentucky area since
Florence, Kentucky 41042                            1980, and has served as President of the Northern Kentucky
                                                    Dental Society. Dr. Kreyling currently is Chairman of the
                                                    Board's

                                      DIRECTOR OF
                                      DENTAL CARE                      PRINCIPAL OCCUPATION
             NAME               AGE    PLUS SINCE                     AND OTHER DIRECTORSHIPS
             ----               ---   -----------                     -----------------------
                                                    Compensation and Benefits Committee and serves on the
                                                    Utilization Review and Quality Assurance and Finance
                                                    Committees.

Donald J. Peak, CPA              51       2001      Mr. Peak has been President of DJ Peak Consulting of
DJ Peak Consulting                                  Cincinnati, Ohio since 1992. Mr. Peak received a Bachelor
9600 Colerain Avenue                                of Science degree from Indiana State University. He is
Suite 110                                           currently a member of the American Institute of Certified
Cincinnati, Ohio 45251                              Public Accountants and the Healthcare Financial Management
                                                    Association. Mr. Peak is presently Chairman of the Board's
                                                    Finance Committee and the Ad Hoc Information Technology
                                                    Committee. He also serves on the Board's Marketing and
                                                    Product Development, Ad Hoc Shareholders/Share Evaluation,
                                                    Governance and Provider Fee Committees.

Sanford S. Scheingold, DDS       83       1987      Dr. Scheingold, a retired dentist, was engaged in private
100 Crowne Point Place                              practice of family dentistry and oral surgery in the
Cincinnati, Ohio 45241                              Cincinnati, Ohio area from 1950 to 1990. He is past
                                                    President of both the Cincinnati Dental Society and the
                                                    Ohio Dental Association. Dr. Scheingold has served in the
                                                    past as the International President of Alpha Omega
                                                    International Dental Fraternity and the Dental
                                                    Representative to CORVA (The Central Ohio River Valley
                                                    Authority). Dr. Scheingold is presently Chairman of the
                                                    Board's Credentialing Committee. Dr. Scheingold was the
                                                    Chairman of the Board from 1989 until January 2006 when he was elected Chairman Emeritus.

Michael Carl, DDS                46       2004      Dr. Carl has been engaged in the private practice of
6204 Ride Avenue                                    family dentistry in Cincinnati, Ohio since 1986. He has
Cincinnati, Ohio 45213                              served as Vice President and President of the Cincinnati
                                                    Dental Society. Dr. Carl presently serves on the
                                                    Cincinnati Dental Society Nominating and Peer Review
                                                    Committees. Dr. Carl has been a delegate with the Ohio
                                                    Dental Association since 1998. He is a member of the Alpha
                                                    Omega Dental Fraternity and served as President in 2001.
                                                    Dr. Carl graduated from Ohio State University in 1985,
                                                    which was followed by a general practice residency at Mt.
                                                    Sinai Hospital in Cleveland, Ohio. He is a member of the
                                                    Cincinnati Dental Association, Ohio Dental Association and
                                                    the American Dental Association. He currently serves on
                                                    the Audit, Marketing and Product Development and
                                                    Utilization Review and Quality Assurance Committees.

James E. Kroeger, MBA, CPA       50        --       Mr. Kroeger has been the Director of Internal Audit at The
The Midland Company                                 Midland Company since 2004. Prior to joining The Midland
7000 Midland Blvd.                                  Company, he was a Firm Director in the Audit and Assurance
Amelia, Ohio 45102                                  practice of Deloitte & Touche LLP in Cincinnati, Ohio. He
                                                    was with Deloitte approximately 25 years, specializing in
                                                    auditing insurance and health care entities. He is
                                                    currently a member of the Board of Governors of the
                                                    University of Cincinnati Alumni Association. He is also an
                                                    Adjunct Instructor of Accounting at the College of Mount
                                                    Saint Joseph (Cincinnati, OH) in the Master of Science in
                                                    Organizational Leadership program. Mr. Kroeger currently
                                                    serves as an Associate member of the Audit Committee of
                                                    The Dental Care Plus Group.

EXECUTIVE OFFICERS

     Each of our executive officers is appointed to serve a one-year term. No executive officer has an employment agreement with the Company except for Anthony A. Cook. Except for Robert C. Hodgkins and Mr. Cook, each of our officers is also a director of the Company.

     The name and age of each of the present officers of the Company follows, along with a brief professional biography of Mr. Hodgkins and Mr. Cook. For the professional biography of each officer who is a director, please see the biography included above.

     Stephen T. Schuler, DMD, 57, Chairman of the Board.

     Sanford S. Scheingold, DDS, 83, Chairman Emeritus.

     Roger M. Higley, DDS, 67, Vice Chairman.

     Anthony A. Cook, MS, MBA, 55, President and Chief Executive Officer. Mr. Cook has been President and Chief Executive Officer of Dental Care Plus since February 2001 and, upon reorganization of Dental Care Plus, also assumed this position for the Company. Mr. Cook has over 27 years of management experience in the health care industry. He has HMO experience as a Plan Administrator, the Director of Health Systems for the largest Blue Cross and Blue Shield HMO in Ohio, as well as the Executive Director of a provider owned health plan. Before arriving at Dental Care Plus, Mr. Cook assisted health care organizations in developing capabilities to succeed in a managed care environment. Mr. Cook has a bachelor's degree in psychology and a master's degree in guidance and counseling from Youngstown State University as well as a Master of Business Administration degree from Baldwin-Wallace College in Cleveland, Ohio.

     Robert C. Hodgkins, Jr., CPA, MBA, 46, Vice President - Chief Financial Officer. Mr. Hodgkins has been Vice President-Chief Financial Officer of Dental Care Plus since July 2003 and, upon reorganization of Dental Care Plus, became Vice President-Chief Financial Officer of the Company. Previously, Mr. Hodgkins was a Senior Manager in the Cincinnati office of PriceWaterhouseCoopers LLP, specializing in financial management and consulting to the health care industry from 1997 through 2002. Mr. Hodgkins also was a Director in the Finance Division of Blue Cross Blue Shield of Massachusetts (BCBSMA) from 1995 through 1997. He is a Certified Public Accountant licensed in Ohio and currently the President of the Southwestern Ohio Chapter of the Healthcare Financial Management Association. He holds a Bachelor of Science degree in Industrial Engineering from Northwestern University and a Master of Business Administration from the J.L. Kellogg Graduate School of Management at Northwestern.

     Fred H. Peck, DDS, 46, Treasurer.

     Fred J. Bronson, DDS, 71, Secretary.

SIGNIFICANT EMPLOYEES

     In addition to the foregoing executive officers, Ann Young is a significant employee of the Company:

     Ann Young, 43, Chief Sales and Marketing Officer. Ms. Young has been Chief Sales and Marketing Officer of the Company and Dental Care Plus since October 2004. Prior to joining the Company, Ms. Young managed her own consulting firm, COACHLOGIC, from 2002 to 2004. She was also Senior Vice President of sales and marketing at Emerald Health Network in Cleveland, Ohio from 1999 to 2002 and Vice President of National Sales at The Chandler Group from 1991 to 1998. Ms. Young is a graduate of Kent State University and holds dual degrees in psychology and business administration. She is an active member of the Southeast Butler County Chamber of Commerce, the Over the Rhine Chamber of Commerce, the Mason Landen Kings Chamber of Commerce, the International Coach Federation, the International Association of Coaching, and the Greater Cincinnati Professional Coaches Association.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table sets forth information regarding the compensation earned by, paid to and awarded to the Company's most highly compensated officers in fiscal years 2004 and 2005. In connection with the reorganization of Dental Care Plus, all executive officers of Dental Care Plus became officers of the Company. Accordingly, the following table sets forth the compensation earned by, paid to and awarded in fiscal year 2003 to the most highly compensated officers of Dental Care Plus.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION
                                         ----------------------------------------
                                                                   OTHER ANNUAL
NAME AND PRINCIPAL POSITION        YEAR  SALARY ($)  BONUS ($)  COMPENSATION $(1)
---------------------------        ----  ----------  ---------  -----------------
Anthony A. Cook                    2005   $181,654    $51,330        $ 7,900
President, CEO                     2004    169,148     51,000         13,195
                                   2003    163,611     33,198          6,146
Robert C. Hodgkins, Jr             2005   $133,612    $25,000        $ 3,850
Vice President, CFO                2004    132,263     12,113          4,200
                                   2003     60,000         75          2,100
Ann Young (2)                      2005   $ 86,959    $60,000        $ 7,350
Chief Marketing Officer            2004     18,835         75          1,350
                                   2003         --         --             --
Laura Hemmer                       2005   $ 96,869    $18,200        $     0
Director - Information Technology  2004     95,498     19,665          1,769
                                   2003     86,423      8,179          4,581

(1)  Includes management car allowance and miscellaneous reimbursed expenses.

(2)  Ms. Young joined us in October 2004.

     On November 30, 2005, the Company's Board of Directors approved and adopted the 2006 Dental Care Plus Management Equity Incentive Plan (the "Plan"). The Plan is designed to attract and retain directors and key employees for the Company and became effective in 2006. Also on November 30, 2005 the Company's Board of Directors approved and adopted the Dental Care Plus, Inc. and DCP Holding Company Deferred Compensation Plan, which became effective in 2006.

     EMPLOYMENT AGREEMENT WITH PRESIDENT AND CHIEF EXECUTIVE OFFICER

     The Company is a party to a one-year employment agreement with our President and Chief Executive Officer, Anthony A. Cook, effective January 1, 2006. The employment agreement is automatically renewable for successive terms of one year unless either party notifies the other of an intent to terminate. In the event of the termination of Mr. Cook's employment for any reason other than good cause (as defined in the agreement), Mr. Cook's agreement provides that he will be entitled to the greater of eight months of severance pay or one month of severance pay for each month remaining under the initial or any renewal term of the agreement. One month of severance pay is equal to one month of Mr. Cook's base salary in effect as of the date of termination. A sale, transfer or merger of the Company is not an event of good cause under the agreement. During the severance pay period, Mr. Cook is entitled to continue to receive an automobile allowance and to continue to receive and participate in all health, welfare, insurance and other benefits available to the Company employees.

     DIRECTOR COMPENSATION

     In 2005 each of the twelve members of our Board received cash compensation on a monthly basis. The base monthly stipend for each director was $500.00 per month. In addition to the monthly stipend, each director received $400 for each regular Board meeting attended, and $200 for each committee meeting attended. The Chairperson of each committee received an additional $100 for each committee meeting attended.

     In 2006, the monthly stipend paid to each Board member was increased to $575. The per meeting compensation, however, remained the same. In addition, on November 30, 2005 the Company's Board of Directors approved and adopted the 2006 Dental Care Plus Management Equity Incentive Plan, which is designed to attract and retain directors and key employees for the Company and became effective in 2006. Under this plan, each director will be awarded eight Class B Redeemable Common Shares if he or she attends 75% of the scheduled Board and Board Committee meetings.

     Also on November 30, 2005 the Company's Board of Directors approved and adopted the Dental Care Plus, Inc. and DCP Holding Company Deferred Compensation Plan, which became effective in 2006. Under this plan, Company directors and senior management can elect to defer both cash and stock award compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Each of our directors who is also a dentist, including Messrs. Higley, Carl, Peck, Kreyling, Schuler, Zigoris and Bronson, is a participating provider in our Dental Care Plus network and receives reimbursement for dental services provided to our members in accordance with our provider fee schedule. Of these directors, only Messrs. Higley and Carl received reimbursement in excess of

$60,000 during 2005. Mr. Higley received $89,577.86, including a withhold in the amount of $1,740.04, and Mr. Carl received $64,234.50, including a withhold in the amount of $928.90. None of our participating provider directors, including Messrs. Higley and Carl, receives reimbursement on terms more or less favorable than reimbursement received by all other providers who participate in our network.

ITEM 8. LEGAL PROCEEDINGS.

     We are not a party to any pending legal proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     MARKET FOR REDEEMABLE COMMON SHARES

     There is no established public trading market for the Class A Redeemable Common Shares or Class B Redeemable Common Shares. In addition, there are significant restrictions in the ability to transfer the Class A and Class B Redeemable Common Shares. See Item 11 - Description of Registrant's Securities to be Registered - Restrictions on Transfer.

     As of the date of this registration statement, there were no options or warrants to purchase any of the Class A Redeemable Common Shares or Class B Redeemable Common Shares outstanding. In addition, as of the date of this registration statement, there were no shares that we have agreed to register under the Securities Act of 1933, as amended, for sale by shareholders, and there were no shares that are being, or have been publicly proposed to be, publicly offered by us.

     HOLDERS

     As of March 31, 2006, there were 691 holders of Class A Redeemable Common Shares and 705 holders of Class B Redeemable Common Shares.

     DIVIDEND POLICY

     We have never declared or paid cash dividends. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends on our Class A Redeemable Common Shares or Class B Redeemable Common Shares.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.


     Between February 2003 and December 2003, Dental Care Plus, the predecessor to the Company, sold its common shares in private placements in reliance on Rule 504 of Regulation D. In accordance with the requirements of Rule 504, the offering was for less than $1 million in securities. A total of 39 common shares was sold to participating providers for a purchase price of $2,000 per share. Each participating provider offeree purchased only one common share.


ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The following is a summary of what we believe to be the material provisions of articles and the Amended and Restated Code of Regulations of the Company, which we refer to as the code of regulations. This description, however, does not contain all of the provisions that govern the rights and obligations of holders of Class A Redeemable Common Shares and holders of Class B Redeemable Common Shares and is subject to, and qualified in its entirety by, the code of regulations and the articles. Copies of the articles and the code of regulations in their entirety have been filed with the Securities and Exchange Commission as exhibits to this registration statement.

     The Company is authorized to issue 7,500 Class A Redeemable Common Shares, without par value, 100,000 Class B Redeemable Common Shares, without par value, and 100,000 preferred shares, without par value. As of March 31, 2006 there were 691 Class A Redeemable Common Shares outstanding that were held of record by 691 shareholders and 7,769 Class B Redeemable Common Shares outstanding that were held of record by 705 shareholders. No preferred shares were issued or outstanding as of March 31, 2006.

     VOTING RIGHTS

     Holders of Class A Redeemable Common Shares are entitled to one vote per share on all matters submitted to a vote of shareholders, but do not have the right to vote cumulatively in the election of directors. A vote of a majority of outstanding Class A Redeemable Common Shares is required to approve most shareholder actions, unless a vote of a larger percentage is required by law.

     Holders of Class B Redeemable Common Shares do not have voting rights, except as provided by law.

     DIVIDEND RIGHTS

     Holders of Class A Redeemable Common Shares and Class B Redeemable Common Shares have equal rights to receive cash dividends ratably, as and when declared by the Company's Board out of funds legally available therefor, subject to the dividend rights of holders of preferred shares that may be issued in the future. Dividends and distributions payable in Class A Redeemable Common Shares may be paid only on Class A Redeemable Common Shares. Dividends and distributions payable in Class B Redeemable Common Shares may only be made on Class A Redeemable Common Shares or Class B Redeemable Common Shares. If a dividend or distribution payable in Class B Redeemable Common Shares is made on the Class B Redeemable Common Shares, a dividend distribution payable in Class B Redeemable Common Shares must be made simultaneously on the Class A Redeemable Common Shares. Pursuant to such dividend or distribution, the number of Class B Redeemable Common Shares payable on each Class A Redeemable Common Share shall be equal to the number of Class B Redeemable Common Shares payable on each Class B Redeemable Common Share. In case of any dividend or other distribution payable in stock of any corporation that just prior to the time of the distribution is a wholly-owned subsidiary of the Company and that possesses the authority to issue two separate classes of common shares with voting characteristics identical to those of the Class A Redeemable Common Shares and the Class B Redeemable Common Shares, respectively, including a distribution pursuant to a stock dividend, a stock split or division of stock, or a spin-off or split-up or split-off reorganization of the Company, only common shares of such subsidiary that are identical to the Class A Redeemable Common Shares shall be distributed with respect to Class A Redeemable Common Shares and only common shares of such subsidiary that are identical to the Class B Redeemable Common Shares shall be distributed with respect to Class B Redeemable Common Shares.

     PREEMPTION RIGHTS

     If any preferred shares designated by the Board will have general, continuous and unconditional voting rights or if any preferred shares being issued are convertible into or exchangeable for shares having voting rights, holders of Class A Redeemable Common Shares will have the preemptive right to subscribe for and purchase such preferred shares.

     LIQUIDATION RIGHTS

     If the Company is liquidated, dissolved, or wound up, after the full preferential amounts to which holders of all Preferred Shares then outstanding, if any, are entitled under the resolutions authorizing the issuance of such Preferred Shares have been paid or set aside, the net assets of the Company remaining shall be divided among the holders of Class A and Class B Redeemable Common Shares in such a manner that the amount of such net assets distributed with respect to each Class A Redeemable Common Share is equal to the amount of such assets distributed with respect to each Class B Redeemable Common Share.

     CONVERSION

     Class A Redeemable Common Shares will be convertible into Class B Redeemable Common Shares at any time at the option of and without cost to the shareholder. Class B Redeemable Common Shares will not have any conversion rights.

     RESTRICTIONS ON TRANSFER

     Outstanding Class A Redeemable Common Shares and Class B Redeemable Common Shares are subject to restrictions on transfer contained in the code of regulations. The following summary highlights certain key provisions of these restrictions on transferability:

     -- With respect to voluntary sales to third parties, the purchaser of either Class A Redeemable Common Shares or Class B Redeemable Common Shares must not be affiliated (as defined in the code of regulations) with the transferring shareholder and must be approved by the Board of Directors. The purchaser of Class A Redeemable Common Shares must be a participating provider within the Company's eight-county service area who does not already own a Class A Redeemable Common Share (the "Service Area"). The geographic scope of the Service Area may be increased or decreased by action of the Board. The purchaser of Class B Redeemable Common Shares must either be a participating provider or a director, officer or employee of the Company or one of its subsidiaries. The Company has a right of first refusal in connection with any transfer, and in connection with the exercise of this right, the Company must pay the price offered by the third party purchaser.

     -- In the event of the death of a shareholder, the estate of such shareholder must sell, and the Company must repurchase, all of the deceased shareholder's shares at book value determined as of the calendar month end prior to death.

     -- The retirement or permanent disability of a shareholder triggers a right, but not an obligation, of the shareholder to sell and the obligation of the Company to purchase all of the Class A Redeemable Common Shares and Class B Redeemable Common Shares of the retired or disabled shareholder at book value determined as of the calendar month-end prior to retirement or disability. The shareholder must notify the Company of his/her election to exercise this right within 30 days of the date of retirement or disability.

     -- Withdrawal, termination or expiration of a shareholder from participating provider status (including resignation or removal) will result in the automatic conversion of such shareholder's Class A Redeemable Common Share into a Class B Redeemable Common Share and trigger a 60-day repurchase right (but not an obligation) of the Company if the shareholder has not been reinstated as a participating provider within 90 days; provided that timely reinstatement gives the shareholder, subject to Board approval, the right to exchange such Class B Redeemable Common Share back for a Class A Redeemable Common Share. If the Company exercises such repurchase right, the price will be the book value of such shares as of the calendar month-end prior to such triggering event.

     -- In the event of bankruptcy, insolvency, assignment for the benefit of creditors, attachment, encumbrance, pledge or any similar event affecting the shareholder or any Class A Redeemable Common Shares or Class B Redeemable Common Shares, the Company may exercise its right to repurchase such shares at book value as of the calendar month-end prior to the triggering event.

          During his or her lifetime, a shareholder may transfer Class B Redeemable Common Shares to a spouse, lineal descendant or trust, corporation, partnership or limited liability company exclusively benefiting or controlled by such shareholder and/or family members. The shares held by such family members and trusts or entities would be subject to all the same rights and obligations triggered upon events affecting the original shareholder (e.g., retirement, death, disability, bankruptcy, etc.) as if he or she still held the shares.

     -- The Board has authority to cause the Company to adopt annual repurchase plans for the repurchase of Class A Redeemable Common Shares or Class B Redeemable Common Shares, or both, at book value. If exercised after consideration of all relevant factors, such as funding availability and tax consequences, repurchase offers will be made to all holders of the class of shares subject to the applicable repurchase plan. All repurchases will be conditioned on and subject to aggregate funding availability determined by the Board. Shareholders who elect to sell their shares will be entitled to close their sales based on the following seniority priorities: (i) first, length of retirement, and (ii) second, length of ownership of their shares. Any shareholders who elect to sell but whose shares were not repurchased due to funding limits or priority allocations (or both) will be given priority according to these seniority priorities in successive repurchase offerings.

     -- In connection with the Company's mandatory repurchase obligations, the following protections will be available to enable the Board to manage cash funding requirements of the various repurchases:

     -- For reasonable cause, the closing of any repurchase may be deferred up to 395 days;

     -- A maximum budget for aggregate cash payments to transferring shareholders during any fiscal period may be established; and/or

     -- All purchase price payments owed to transferors, but not paid (as permitted above), may be paid in installments pursuant to promissory notes, each (1) bearing a fixed rate of interest equal to the prime rate for commercial loans published on the closing date by the Company's primary commercial bank, (2) being payable in equal monthly installments of principal interest sufficient to fully amortize such promissory note within 5 years and (3) subject to the Company's right at any time and from time to time to prepay such indebtedness in whole or in part.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our code of regulations generally provides for indemnification of each Indemnitee (as defined below) who is or was a party or is threatened to be made a party to any action, suit, or proceeding, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with such action, suit or proceeding if such Indemnitee:

     - acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interest of the Company; and

     - with respect to any criminal action or proceeding, had no reasonable cause to believe such Indemnitee's conduct was unlawful.

     Our code of regulations also provides for indemnification of each Indemnitee who is or was a party or is threatened to be made a party to any action or suit by or in the right of the Company to procure judgment in its favor against expenses, including attorney's fees, actually and reasonably incurred by such Indemnitee in connection with the defense or settlement of such action or suit if such Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, except an Indemnitee will not be indemnified if:

     - such Indemnitee is adjudged to be liable for negligence or misconduct in the performance of his duty to the Company, unless and only to the extent that the applicable court decides that in view of all the circumstances of the case, such Indemnitee is fairly and reasonably entitled to indemnity; and

     - the only liability asserted against a director is with respect to the unlawful declaration of dividends, unlawful loans or the unlawful distribution of assets.

     In certain circumstances, reasonable expenses incurred by an Indemnitee who is a party to a proceeding may be paid or reimbursed by us in advance of the final disposition of the proceeding. In general, an "Indemnitee" is (i) any person made party to a proceeding by reason of his status as (A) a current or former director, officer, employee or agent of the Company, or (B) a current or former director, trustee, officer, partner, employee or agent of another corporation, partnership, joint venture, trust or enterprise serving at the request of the Company.

     As authorized by our code of regulations, at the Board's direction, we have purchased and maintain insurance with respect to our officers and directors.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     (a)  Financial Statements

     See Index to Financial statements on Page F-1.

     (b)   Supplementary Data

     A summary of our unaudited quarterly results of operations for the years ended December 31, 2005 and 2004 follows:

(in thousands, except for per share results)

                                                                2005 (A)
                                         ---------------------------------------------------------
                                         MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31    TOTAL
                                         --------   -------   ------------   -----------   -------
Premium revenue                          $10,847    $10,812      $11,708       $11,456     $44,823
Income before income taxes                  (126)       144            3           767         788
Net Income on redeemable common shares      (117)        97           (1)          488         467
Earnings per redeemable common share      (13.71)     11.40        (0.09)        57.54       55.14

                                                                  2004
                                         ---------------------------------------------------------
                                         MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31     TOTAL
                                         --------   -------   ------------   -----------   -------
Premium revenue                           $9,929    $9,637       $10,208        $9,626     $39,400
Income before income taxes                    81       (26)           92           669         816
Net Income on redeemable common shares        52       (17)           53           430         518
Earnings per redeemable common share        6.15     (2.03)         6.27         50.51       60.90

(a) Includes the operations of Adenta since June 2, 2005, the date of its acquisition

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a)  Financial Statements.

     See Index to Financial Statements on page F-i.

(b) Exhibits.


EXHIBIT
NUMBER    DESCRIPTION OF DOCUMENT
-------   -----------------------
3.1*      Amended and Restated Articles of Incorporation.
3.2*      Amended and Restated Code of Regulations.
10.1*     Employment Agreement between DCP Holding Company and Anthony A. Cook effective January 1, 2006.
10.2*     Dental Care Plus, Inc. and DCP Holding Company Deferred Compensation
          Plan
10.3*     2006 Dental Care Plus Management Equity Incentive Plan
10.4*     Master Equipment Lease Agreement dated October 1, 2004 between The
          Fifth Third Leasing Company and Dental Care Plus, Inc.
10.5*     Open-End Mortgage and Security Agreement dated June 12, 2003 in favor of Fifth Third Bank
10.6*     Assignment of Rents and Leases dated June 12, 2003 between Dental Care
          Plus, Inc. and Fifth Third Bank
10.7      Form of Self-Insured Employer Group Contract (filed herewith)
10.8      Form of Fully-Insured Employer Group Contract (Employer-Sponsored)
          (filed herewith)
10.9      Form of Fully-Insured Employer Group Contract (Employee-Voluntary)
          (filed herewith)
21.1*     List of Subsidiaries.

*Previously filed.


(c) Schedules.

SCHEDULE   DESCRIPTION                                         PAGE
--------   -----------                                         ----
I          Condensed Financial Information of Registrant.      F-18
II         Valuation and Qualifying accounts.                  F-22

                                   SIGNATURES

     Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 11, 2006.

                                        DCP HOLDING COMPANY


                                        By: /s/ Anthony A. Cook
                                            ------------------------------------
                                            President and CEO

DCP HOLDING COMPANY AND SUBSIDIARIES

TABLE OF CONTENTS

                                                            PAGE
                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM      F-2

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005
   AND 2004 AND FOR EACH OF THE THREE YEARS IN THE PERIOD
   ENDED DECEMBER 31, 2005:

   Balance Sheets                                            F-3
   Statements of Income                                      F-4
   Statements of Shareholders' Equity                        F-5
   Statements of Cash Flows                                  F-7
   Notes to Consolidated Financial Statements                F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of DCP Holding Company:

We have audited the accompanying consolidated balance sheets of DCP Holding Company and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedules listed in the Index at
Item 15 ( c ). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of DCP Holding Company and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2005 the Company changed its reporting for redeemable common shares as a result of becoming a Securities and Exchange Commission registrant.

/s/ Deloitte & Touche LLP

Cincinnati, OH

April 24, 2006

DCP HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


                                                                        DECEMBER 31
                                                                --------------------------
                                                                    2005          2004
                                                                ------------   -----------
ASSETS
CURRENT ASSETS:
   Cash                                                          $ 5,628,987    $4,304,797
   Short-term investments at fair value, cost of
      $1,600,000 and $1,400,000 at December 31, 2005
      and 2004, respectively                                       1,593,678     1,396,141
   Accounts receivable, net of allowance of $83,000
      and $14,000 at December 31, 2005 and 2004, respectively        337,330       302,338
   Prepaid expense, deposits, and other                              174,962       100,009
   Deferred federal income tax                                       131,317       120,175
                                                                 -----------    ----------
      Total current assets                                         7,866,274     6,223,460
                                                                 -----------    ----------
INVESTMENTS                                                          199,182       200,000
                                                                 -----------    ----------
PROPERTY, PLANT, AND EQUIPMENT:
   Land                                                              364,000       364,000
   Building and building improvements                              2,160,534     2,156,006
   Furniture and equipment                                         1,454,214     1,104,695
                                                                 -----------    ----------
      Total property, plant, and equipment                         3,978,748     3,624,701
   Less accumulated depreciation and amortization                   (854,902)     (590,626)
                                                                 -----------    ----------
      Total property, plant, and equipment--net                    3,123,846     3,034,075
                                                                 -----------    ----------
INTANGIBLE ASSETS, net of accumulated amortization of
   $50,000 at of December 31, 2005                                   399,639            --
                                                                 -----------    ----------
GOODWILL                                                              66,990            --
                                                                 -----------    ----------
OTHER ASSETS                                                         593,789       230,079
                                                                 -----------    ----------
TOTAL ASSETS                                                     $12,249,720    $9,687,614
                                                                 ===========    ==========
LABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current portion of long-term obligations                      $   413,120    $  165,877
   Accounts payable and accrued expenses                           1,391,889       734,101
   Claims payable                                                  3,257,815     2,700,000
   Unearned premium revenue                                          693,886       246,792
   Federal income tax payable                                        104,278       176,134
                                                                 -----------    ----------
      Total current liabilities                                    5,860,988     4,022,904
                                                                 -----------    ----------
LONG TERM LIABILITIES:
   Mortgage loan payable                                           1,380,000     1,500,000
   Capital lease obligation                                          453,363       174,976
   Notes payable                                                      55,417
   Deferred federal income tax                                       117,205        71,854
                                                                 -----------    ----------
      Total long-term liabilities                                  2,005,985     1,746,830
                                                                 -----------    ----------
TOTAL LIABILITIES                                                  7,866,973     5,769,734
                                                                 -----------    ----------

REDEEMABLE COMMON SHARES:
   Class A, Redeemable Common Shares, no par
      value--authorized, 7,500 shares; issued,
      709 and 709; and outstanding, 691 and 708 at
      December 31, 2005 and 2004, respectively                       357,976     1,958,940
   Class B Redeemable Common Shares, no par
      value--authorized, 100,000 shares; issued,
      7,803 and 7,799; and outstanding, 7,769 and 7,788
      at December 31, 2005 and 2004 respectively                   4,024,771     1,958,940
                                                                 -----------    ----------
      Total redeemable common shares                               4,382,747     3,917,880
                                                                 -----------    ----------
SHAREHOLDERS' EQUITY-
   Preferred Shares; no par value, 100,000
      shared authorized, none issued                                      --            --
                                                                 -----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $12,249,720    $9,687,614
                                                                 ===========    ==========


Share figures reflect the effects of a stock split effective to shareholders of record on August 31, 2005. See notes to consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

                                                                         YEARS ENDED DECEMBER 31,
                                                                -----------------------------------------
                                                                    2005           2004           2003
                                                                ------------   ------------   -----------
Premium revenue                                                  $44,823,329    $39,400,067   $35,809,594
                                                                 -----------    -----------   -----------
Expenses:
   Healthcare services expense (including shareholder
      healthcare service expense of $33,476,000, $30,897,000,
      and $28,424,000 in 2005, 2004 and 2003, respectively)       36,249,406     32,293,039    29,497,645
      Selling, general and administrative expenses                 8,016,078      6,399,137     5,187,698
                                                                 -----------    -----------   -----------
      Total expenses                                              44,265,484     38,692,176    34,685,343
                                                                 -----------    -----------   -----------
Operating income                                                     557,845        707,891     1,124,251
                                                                 -----------    -----------   -----------
Non-Operating Income (Expense):
   Investment income                                                 104,214         32,039        31,324
   Other income                                                      255,247        157,822       121,895
   Interest expense                                                 (129,373)       (82,199)      (46,510)
                                                                 -----------    -----------   -----------
      Net non-operating income                                       230,088        107,662       106,709
                                                                 -----------    -----------   -----------
INCOME BEFORE INCOME TAX                                             787,933        815,553     1,230,960
                                                                 -----------    -----------   -----------
PROVISION FOR INCOME TAX:
   Current                                                           329,028        295,771       387,273
   Deferred                                                           (8,197)         1,816        33,775
                                                                 -----------    -----------   -----------
      Total                                                          320,831        297,587       421,048
                                                                 -----------    -----------   -----------
NET INCOME ON REDEEMABLE COMMON SHARES                           $   467,102    $   517,966   $   809,912
                                                                 ===========    ===========   ===========
BASIC EARNINGS PER REDEEMABLE COMMON SHARE                       $     55.14    $     60.90   $     97.55
                                                                 ===========    ===========   ===========

Per share amounts reflect the effects of a stock split effective to shareholders of record on August 31, 2005.

See notes to consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2005


                                                                           REDEEMABLE COMMON SHARES
                                                               ------------------------------------------------
                                                                       CLASS A                   CLASS B
                                                               -----------------------   ----------------------
                                                               NUMBER OF                 NUMBER OF
                                                                 SHARES       AMOUNT       SHARES      AMOUNT
                                                               ---------   -----------   ---------   ----------
BALANCE--JANUARY 1, 2003                                         8,220     $ 2,517,304
   Net income
   Change in fair value of interest rate swap (net of income
      tax of $18,336)
   Total comprehensive income
   Common shares repurchased and retired                          (192)        (32,000)
   Common shares issued                                            480          76,000
   Accretion of common shares to redemption value                   --         845,565
                                                                ------     -----------
BALANCE--DECEMBER 31, 2003                                       8,508       3,406,869
   Reorganization of Dental Care Plus, Inc. into DCP Holding
      Company by issuance of equal number of Class A Common
      Shares and Class B Common Shares                          (7,799)     (1,703,434)    7,799     $1,703,434
   Net income
   Change in fair value of interest rate swap (net of income
      tax of $408)
   Total comprehensive income
   Common shares repurchased and retired                            (1)         (3,875)      (11)        (3,874)
   Accretion of common shares to redemption value                   --         259,380        --        259,380
                                                                ------     -----------    ------     ----------
BALANCE--DECEMBER 31, 2004                                         708       1,958,940     7,788      1,958,940
Stock split (See Note 7)                                                    (1,632,463)               1,632,463
   Net income
   Change in fair value of interest rate swap (net of income
      tax of $7,949)
   Unrealized loss on investments (net of income tax benefit
      of $2,699)
   Total comprehensive income
   Class A Common Shares exchanged for Class B Common Shares       (14)         (2,242)       14          2,242
   Common shares repurchased and retired                            (3)         (1,036)      (33)       (11,395)
   Accretion of common shares to redemption value                   --          34,777        --        442,521
                                                                ------     -----------    ------     ----------
BALANCE--DECEMBER 31, 2005                                         691     $   357,976     7,769     $4,024,771
                                                                ======     ===========    ======     ==========

                                                                        SHAREHOLDERS' EQUITY
                                                               -------------------------------------
                                                                               OTHER
                                                                            ACCUMULATED
                                                                RETAINED   COMPREHENSIVE               COMPREHENSIVE
                                                                EARNINGS       INCOME        TOTAL         INCOME
                                                               ---------   -------------   ---------   -------------
BALANCE--JANUARY 1, 2003
   Net income                                                  $ 809,912                   $ 809,912     $809,912
   Change in fair value of interest rate swap (net of income
      tax of $18,336)                                                        $ 35,653         35,653       35,653
                                                                                                         --------
   Total comprehensive income                                                                            $845,565
                                                                                                         ========
   Common shares repurchased and retired
   Common shares issued
   Accretion of common shares to redemption value               (809,912)     (35,653)      (845,565)
                                                               ---------     --------      ---------
BALANCE--DECEMBER 31, 2003
   Reorganization of Dental Care Plus, Inc. into DCP Holding
      Company by issuance of equal number of Class A Common
      Shares and Class B Common Shares
   Net income                                                    517,966                     517,966     $517,966
   Change in fair value of interest rate swap (net of income
      tax of $408)                                                                794            794          794
                                                                                                         --------
   Total comprehensive income                                                                            $518,760
                                                                                                         ========
   Common shares repurchased and retired
   Accretion of common shares to redemption value               (517,966)        (794)      (518,760)
                                                               ---------     --------      ---------
BALANCE--DECEMBER 31, 2004
Stock split (See Note 7)
   Net income                                                    467,102                     467,102     $467,102
   Change in fair value of interest rate swap (net of income
      tax of $7,949)                                                           15,429         15,429       15,429
   Unrealized loss on investments (net of income tax benefit
      of $2,699)                                                               (5,233)        (5,233)      (5,233)
                                                                                                         --------
   Total comprehensive income                                                                            $477,298
                                                                                                         =========
   Class A Common Shares exchanged for Class B Common Shares
   Common shares repurchased and retired
   Accretion of common shares to redemption value               (467,102)     (10,196)      (477,298)
                                                               ---------     --------      ---------
BALANCE--DECEMBER 31, 2005                                     $________     $_______      $________
                                                               =========     ========      =========


Share figures reflect the effects of a stock split effective to shareholders of record on August 31, 2005.


See notes to consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------------
                                                                      2005          2004          2003
                                                                  -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income on redeemable common shares                         $   467,102   $   517,966   $   809,912
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                   315,052       230,164        96,599
      Deferred income taxes                                            (8,197)        1,816        33,775
      Effects of changes in operating assets and liabilities,
         net of acquired assets and liabilities:
         Accounts receivable                                           39,568         6,639        80,373
         Prepaid expenses, deposits, and other                        (74,953)       15,080       (20,529)
         Other assets                                                  49,802           533           172
         Claims payable                                               419,018      (100,000)     (400,000)
         Unearned premium revenue                                     259,978      (116,883)     (277,888)
         Accounts payable and accrued expenses                        625,043        69,353       270,486
         Federal income tax payable                                   (71,856)       82,887       105,332
                                                                  -----------   -----------   -----------
            Net cash provided by operating activities               2,020,557       707,555       698,232
                                                                  -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of property, plant and equipment                       (78,942)     (463,077)   (2,555,498)
   Acquisition of business, net of acquired cash                      (17,407)
   Purchases of investments                                        (1,804,651)   (3,800,000)
   Sale of investments                                              1,600,000     2,203,859            --
                                                                  -----------   -----------   -----------
            Net cash used in investing activities                    (301,000)   (2,059,218)   (2,555,498)
                                                                  -----------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Mortgage loan repayments                                          (120,000)     (120,000)      (60,000)
   Repayment of capital lease                                        (171,368)
   Repayments of note                                                 (91,568)
   Repurchase of redeemable common shares                             (12,431)       (7,749)      (32,000)
   Redeemable common share subscriptions                                                           76,000
   Issuance of mortgage loan                                               --            --     1,800,000
                                                                  -----------   -----------   -----------
            Net cash provided by (used in) financing activities      (395,367)     (127,749)    1,784,000
                                                                  -----------   -----------   -----------

INCREASE (DECREASE) IN CASH                                         1,324,190    (1,479,412)      (73,266)
CASH--Beginning of period                                           4,304,797     5,784,209     5,857,475
                                                                  -----------   -----------   -----------
CASH--End of period                                               $ 5,628,987   $ 4,304,797   $ 5,784,209
                                                                  ===========   ===========   ===========


See accompanying notes to consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2005

1.   GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DCP Holding Company (the Company or DCPH) operates in the healthcare and insurance industries with the most significant activities being in healthcare as a prepaid dental care health maintenance organization (HMO). DCPH's dental HMO operations are conducted through its wholly-owned subsidiaries Dental Care Plus, Inc. (DCP), Insurance Associates Plus, Inc.
     (IAP) and Adenta, Inc. (Adenta) located in Southwestern Ohio, Northern Kentucky and Southeastern Indiana.

     The accounting policies of the company conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make numerous estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accompanying financial statements include estimates for items such as claims payable, income taxes and various other liability accounts. Actual results could differ from those estimates. Policies that affect the more significant elements of the financial statements are summarized below.

     BASIS OF PRESENTATION--The accompanying consolidated financial statements include the accounts of the Company and subsidiaries, each of which is wholly-owned, and have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany accounts and balances have been eliminated in consolidation.

     PROPERTY, PLANT, AND EQUIPMENT--Property, plant, and equipment is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The building and the building improvements have useful lives of 27 years and 15 years, respectively. Furniture and fixtures have a useful life of 5 years, and computer equipment and software have useful lives of up to 3 years.

     The Company reviews property, plant, and equipment for impairment whenever events or changes in circumstances, such as significant decreases in market values of assets, changes in legal factors or in the business climate, and accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, or other such factors indicated that the carrying amount may not be recoverable.

     STATE GUARANTEE FUND DEPOSITS--The Company maintains funds on deposit with state insurance departments in those states where the Company is licensed to do business. These non-current funds amounted to approximately $175,000 at both December 31, 2005 and 2004. These funds are restricted and not available to the Company for normal operations and are included in other non-current assets in the accompanying consolidated balance sheets.

     CAPITAL LEASE FUNDS HELD IN ESCROW- In 2004, the Company entered into a Master Equipment Lease Agreement with a leasing company related to the computer hardware and software for its new dental insurance administration system. Given that the implementation of this new dental insurance administration was delayed, in February of 2005 the Company instructed the leasing company to place the final installment of approximately $331,000 in an escrow account for payment to the software vendor when the implementation was substantially complete. These funds are restricted and not available to the Company for normal operations and are included in other non-current assets in the accompanying balance sheets.

     INTANGIBLE ASSETS--Intangibles assets amounting to $516,990 were recorded as a result of the acquisition of Adenta, Inc. (see note 2), Such intangibles were related to an acquired contract, memberships, a provider network and goodwill. Identifiable and amortizable intangible assets amounted to $450,000. Amortization expense for 2005 was approximately $50,000. The provider access contract and the provider network intangible assets are being amortized on a straight-line basis with amortization periods of 3 years and 20 years, respectively. The membership intangible asset is being amortized with an accelerated amortization in the first year and then on a straight-line basis for the remaining 11 years of its 12 year useful life in accordance with the Company's expectation for the membership retention. The weighted-average amortization period for these intangible assets is approximately 9 years. There was no impairment charge during 2005.

     The Company estimates amortization expense on identifiable intangible assets will be approximately as follows for the next five fiscal years:
     2006, $90,000; 2007, $85,000; 2008, $45,000; 2009, $15,000; and 2010,
     $15,000.


     POLICY ACQUISITION COSTS--Policy acquisition costs, which consist of commissions and other costs incurred in connection with acquiring new business, are charged to selling, general and administrative expenses as incurred under accounting principles generally accepted in the United States ("GAAP") for providers of prepaid healthcare services.

     The Company recorded policy acquisition costs of approximately $1.6 million, $1.3 million and $1.1 million in selling, general and administrative expenses in the years ended December 31, 2005, 2004 and 2003, respectively.


     REDEEMABLE COMMON SHARES--In 2005 the Company changed its reporting for redeemable common shares as a result of becoming a Securities and Exchange Commission registrant. The Company records Class A and Class B common shares as Redeemable Common Shares in the consolidated balance sheet outside of permanent shareholders' equity at the redemption value of the common shares. The Company recognizes the changes in the value of redeemable common shares as they occur at the end of each reporting period, effectively treating the end of each period as the redemption date. Such amounts are reported as accretion of common shares to redemption value in the accompanying consolidated financial statements.


     PREMIUM REVENUE--



          Fully Insured--Membership contracts are written on an annual basis and subject to cancellation by the employer group or the Company upon thirty days written notice. Management has determined that as of December 31, 2005, 2004 and 2003, respectively, no cancellation reserve is required. Premiums are due monthly in advance and are recognized evenly as revenue during the period in which the Company is obligated to provide services to members. Any premiums received prior to the beginning of a reporting period are recognized as unearned premium revenue. Any amounts not received by the end of a reporting period are recorded as accounts receivable by the Company.



          Self Insured--The Company provides access to its provider network for an administrative fee, generally to "self-insured" groups. During the years ended December 31, 2005, 2004 and 2003, respectively, the Company provided service to approximately 46,000, 41,000 and 37,000 self insured participants and provided approximately 518,000, 469,000 and 436,000 of self insurance participant months of coverage. Self insured premium revenue or premium equivalent revenue is based on the claims incurred by self insured members in accordance with agreements with self insured employers. Self insured premium revenue is recorded when the self insured claims are incurred.


          Third party administration fee revenue is recognized monthly when earned and is normally based on annual contracts with the self-insured groups. The Company is not at risk for the provision or cost of any services provided to the self-insured groups. Amounts withheld on claims processed for self-insured contracts and under third party administration arrangements amounted to $952,000, $843,000 and $728,000 for the years ended December 31, 2005, 2004 and 2003, respectively and is included in premium revenue in the accompanying consolidated statements of income.


     HEALTHCARE SERVICE EXPENSES-- The Company compensates its providers based upon agreed-upon fees for various services and retains 10% of these fees (including payments on self-insured claims) in accordance with the Company's provider agreement. Under the terms of the Company's provider agreement, the Company is not obligated to return to providers any withheld amounts. Amounts withheld are a reduction of healthcare service expense in the accompanying consolidated statements of income. Withheld amounts are retained by the Company but not reserved or retained in a separate fund. Participating providers have no interest in the amounts withheld unless the Company's Board of Directors authorizes any amount to be paid to the providers.



          The cost of health care services provided to members is accrued in the period such services are provided based on the accumulation of estimates of claims reported prior to the end of a reporting period and of estimates of dental services provided but not reported to the Company, net of the amounts withheld in accordance with the provider agreement.



          Management's estimates of dental services provided are based on the Company's historical experience and current trends, with assistance from the Company's consulting actuary. Estimated dental claims payable are reviewed regularly by management and are adjusted based on current information, adjusted based on actual paid claims data, dental utilization statistics and other pertinent information. However, final claim payments may differ from the established reserves. Any resulting adjustments are reflected in current operations.



          The Company incurred claim costs related to such dental care providers amounting to approximately $36,249,000, $32,293,000 and $29,498,000 for the
     years ended December 31, 2005, 2004 and 2003, respectively. These incurred claims cost include approximately $33,476,000, $30,897,000 and $28,424,000 made to participating providers who are also holders of redeemable common shares in 2005, 2004 and 2003, respectively. These incurred claim costs also include a provider withhold payment of approximately $610,000, $300,000 and $1,200,000 in 2005, 2004 and 2003, respectively.



          Each year our Board evaluates the performance of the dental HMO plan, capital and surplus requirements prescribed by the Ohio Department of Insurance, factors impacting our financial strength rating, funding needed to support strategic objectives for the coming years and any other factors deemed relevant by the Board and, based on that evaluation, determines whether or not to authorize the payment to the providers of any portion of the provider withhold. Once authorized by the Board, such amounts are recorded as additional healthcare services expense in the period authorized and shown as additional claims payable liability until paid. Commencing in 2006, our annual determination of the amount of withhold payments to be made will be limited to amounts withheld in the year in which the determination is made, and payments authorized by the Board will be made on or before March 15 of the following year.



          In December 2005, the Board authorized $300,000 in respect to amounts withheld in 2005 and 2004, and such amount was paid in March 2006. In addition, at this time the Board of Directors adopted a policy that no further withhold payment will take place related to years prior to and including 2005. In May of 2005, the Board authorized that $310,354 be paid to participating providers in respect of amounts withheld in 2003, and such amount was paid to providers in June of 2005. In December 2004, the Board authorized $300,000 in respect of amounts withheld in 2003 to be paid to participating providers, and such amount was paid in December 2004. In December 2003, the Board authorized $1,200,000 to be paid in respect of amounts withheld in 2001, and such amount was paid in December 2003.



     DERIVATIVE INSTRUMENTS--All derivative financial instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair values of the exposures being hedged. The changes in fair value of derivatives that are designated as cash flow hedges are recorded in accumulated other comprehensive income, as a component of the consolidated balance sheet, with subsequent reclassification to earnings when the hedged transaction asset or liability impacts earnings. Any ineffectiveness is recognized in earnings immediately.


     NON-OPERATING INCOME--Investment income of approximately $104,000, $32,000 and $31,000 during 2005, 2004 and 2003, respectively, is comprised of approximately $42,000, $30,000 and $31,000 of interest income earned from cash in operating accounts in 2005 and 2004, respectively, and approximately $62,000, $2,000 and $0 of investment income earned from short-term investments in 2005, 2004 and 2003, respectively.

     Other income is comprised primarily of rental income from the rental of space in the building owned and occupied by the Company (see also Note 11) as well as revenues earned from the leasing of the Company's dental provider network to other dental insurance companies.

     FEDERAL INCOME TAX--Deferred federal income tax is provided in the accompanying financial statements for the tax effects of temporary differences between the carrying values and tax bases of assets and liabilities. Differences result primarily from items such as loss reserve discounting, unrealized gains or losses on invested assets and partial recognition of the unearned premiums.

     The Company continually reviews the deferred tax assets to determine the necessity of a valuation allowance. The Company files a consolidated federal income tax return which includes all subsidiaries.

     CONCENTRATIONS OF CREDIT RISK--Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of premiums receivable. Other than as discussed below, concentrations of credit risk with respect to premiums receivable are limited because of the large number of employee groups comprising the Company's client base and contracts are cancelled if premiums are not paid within 90 days.


     During 2005, 2004 and 2003, five independent brokers were responsible for sourcing approximately 65%, 67% and 66%, respectively, of the Company's fully insured and self insured premium revenue. One broker sourced approximately 43%, 45% and 46% of our consolidated revenue in 2005, 2004 and 2003, respectively. Another broker sourced approximately 10%, 11% and 11% of our consolidated revenue in 2005, 2004 and 2003, respectively.



     During 2005, 2004 and 2003, four customers accounted for approximately 21%, 33% and 35%, respectively, of the Company's fully insured premiums revenue. Additionally, two customers accounted for 69%, 80% and 84% of the Company's net self-insured administration and claims revenue at December 31, 2005, 2004 and 2003, respectively. One of these customers, The Health Alliance of Greater Cincinnati, accounted for 12%, 12% and 13% of our consolidated revenue in 2005, 2004 and 2003, respectively.


     At December 31, 2005 and 2004, premiums receivable from one customer totaled approximately 13% and 17%, respectively, of the premiums receivable balance.

     The Company maintains its cash in bank deposit accounts, which at times exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks with respect to its cash.

     FAIR VALUE OF FINANCIAL INSTRUMENTS--The cost of any financial instruments included in other assets approximates their fair values principally because of the short-term nature of these items. The fair value of short-term investments is based on quoted market prices and approximates cost.

     STATEMENT OF CASH FLOWS--The Company defines cash as cash held in operating accounts at financial institutions.

     Cash paid for interest totaled approximately $129,000, $82,000 and $42,000 during 2005, 2004 and 2003, respectively. During 2005, 2004 and 2003, respectively the Company paid approximately $375,000, $213,000 and $275,000 for income taxes. The Company entered into a capital lease for certain equipment with a value of approximately $602,000 and $221,000 during 2005 and 2004 respectively (see Note 8). The Company did not enter into any capital leases in 2003.

     NEW ACCOUNTING STANDARDS--In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement No. 154, "Accounting Changes and Error Corrections". Statement No. 154 changed the requirements for accounting for and reporting of a change in accounting principle. This statement supersedes both Accounting Principles Board Opinion No. 20 and SFAS Statement No 3, but contains elements of each. Statement No. 154 will be effective for the Company for accounting changes and corrections of errors made in fiscal year beginning after December 15, 2005.

     In October 2005, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 05-1. SOP 05-1 provides accounting guidance for deferred policy acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses for the Sale of Investments. The provisions of SOP 05-1 are effective for internal replacement occurring in fiscal years beginning after December 15, 2006. The SOP is not expected to have a material impact on the Company's financial position or results of operations.

     In November 2005, the FASB issued Staff Position on Financial Accounting Standards 115-1 ("FSP FAS 115-1"), which nullifies the guidance in paragraphs 10-18 of Emerging Issues Task Force ("EITF") Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and references existing other than temporary impairment guidance FSP FAS 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell the security has not been made, and also provides guidance on the subsequent accounting for an impaired debt security. FSP FAS 115-1 is effective for reporting periods beginning after December 15, 2005. The adoption of FSP FAS 115-1 will not have a material impact on the Company's financial position or results of operations.

2.   ACQUISITION

     On June 2, 2005 the Company acquired Adenta, Inc. via a merger transaction. The Company established DCP Acquisition Corporation, a new subsidiary that was subsequently merged with Adenta, Inc. Adenta, Inc. was the surviving corporation. Through this transaction the Company acquired substantially all of the assets and assumed substantially all of the liabilities of Adenta, Inc. The Company paid cash consideration of $250,000 for Adenta, Inc., assumed interest bearing debt of $241,985, and incurred transaction costs of $47,361, resulting in a total purchase price of $539,346. The Company paid $50,000 of the $250,000 of cash consideration into an escrow account pending the results of the net asset valuation analysis prescribed in the escrow agreement to be completed in May of 2006. In March of 2006, the preliminary purchase price allocation was completed, and goodwill was determined to be $66,990. The following table summarizes the preliminary purchase price allocation.

Cash consideration                           $ 250,000
Interest bearing debt assumed                  241,985
Transaction costs                               47,361
                                             ---------
   Total purchase price                      $ 539,346
                                             =========
Current assets (includes cash of $279,954)   $ 354,516
Fixed assets                                     4,336
Other assets                                    59,320
Intangible assets                              450,000
Goodwill                                        66,990
Current liabilities assumed                   (358,659)
Deferred tax liability                         (37,157)
                                             ---------
   Net assets acquired                       $ 539,346
                                             =========

     With the acquisition of Adenta, Inc. the Company obtained a network lease agreement with Humana Dental, approximately 10,000 dental members and a provider network consisting of approximately 500 dentists in Kentucky. Of the $450,000 allocated to intangible assets, $210,000 was allocated to the Humana Dental network lease contract with a 3-year useful life, $130,000 was allocated to Adenta memberships with a 12-year useful life, and $110,000 was allocated to the Adenta provider network with a 20-year useful life. The results of operations of Adenta, Inc. are included in the Company's consolidated financial statements since June 2, 2005. Proforma results have not been presented for the acquisition because the impact is not material to the results of operations for the periods presented.

3.   INVESTMENTS

     The Company owned FDIC insured certificates of deposit with a cost of $1,800,000 and $1,400,000 as of December 31, 2005 and 2004, respectively.
     As of December 31, 2005, two certificates of deposit with a cost of $200,000 and a fair value of $199,182 have maturities of between 12 and 15 months. As of December 31, 2004, the Company also owned a variable rate demand bond with a cost and fair value of $200,000 that was classified as a short term investment. These short-term and long-term investments are classified as available for sale and are carried at fair value, which is based on quoted market prices. The unrealized losses on investment activity are due to a decrease in the quoted market prices for these certificates of deposit caused by an increase in prevailing interest rates since they were purchased.

     Investments classified as short term and long term assets were as follows at December 31, 2005 and 2004:

                                                     GROSS          GROSS
                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR
                                          COST         GAIN        LOSSES        VALUE
                                       ----------   ----------   ----------   ----------
2005
Certificates of Deposit - short term   $1,600,000                 $(6,322)    $1,593,678
Certificates of Deposit - long term       200,000                    (818)       199,182
                                       ----------                 -------     ----------
   Total investments                   $1,800,000                 $(7,140)    $1,792,860
                                       ==========                 =======     ==========

                                                       GROSS        GROSS
                                       AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                          COST         GAIN        LOSSES        VALUE
                                       ----------   ----------   ----------   ----------
2004
Certificates of Deposit - short term   $1,400,000                  $(3,859)   $1,396,141
Variable Rate Demand Bond                 200,000                       --       200,000
                                       ----------                  -------    ----------
   Total investments                   $1,600,000                  $(3,859)   $1,596,141
                                       ==========                  =======    ==========

     Gross unrealized losses and fair value aggregated by investment category, all of which are less than twelve months, that individual investments have been in a continuous unrealized loss position were as follows at December 31, 2005 and 2004:

                                   TOTAL
                          -----------------------
                             FAIR      UNREALIZED
                             VALUE       LOSSES
                          ----------   ----------
2005
Certificates of Deposit   $1,093,678    $(6,322)
                          ----------    -------
   Total investments      $1,093,678    $(6,322)
                          ==========    =======

                                   TOTAL
                          -----------------------
                             FAIR      UNREALIZED
                             VALUE       LOSSES
                          ----------   ----------
2004
Certificates of Deposit   $1,396,141    $(3,859)
                          ----------    -------
   Total investments      $1,396,141    $(3,859)
                          ==========    =======

4.   LIABILITY FOR CLAIMS PAYABLE

     Activity in the liability for claims payable for members is summarized as follows:

                                2005          2004
                            -----------   -----------
Balance--January 1          $ 2,700,000   $ 2,800,000
                            -----------   -----------
Net incurred related to:
   Current year              28,203,339    24,930,000
   Prior years                 (280,000)     (230,000)
                            -----------   -----------
      Net incurred claims    27,923,339    24,700,000
                            -----------   -----------
Net paid related to:
   Current year              24,635,524    21,980,000
   Prior years                2,730,000     2,820,000
                            -----------   -----------
      Net paid claims        27,365,524    24,800,000
                            -----------   -----------
Balance--December 31        $ 3,257,815   $ 2,700,000
                            ===========   ===========

5.   FEDERAL INCOME TAXES

     The components of the provision for income taxes are summarized as follows as of December 31, 2005 and 2004, respectively:

                                     2005       2004       2003
                                   --------   --------   --------
Current tax expense:
   Federal                         $303,143   $295,771   $387,273
   State and local                   25,885
                                   --------   --------   --------
      Total current tax expense     329,028    295,771    387,273
                                   --------   --------   --------
Deferred tax expense
   Federal                           (3,882)     1,816     33,775
   State and local                   (4,315)
                                   --------   --------   --------
      Total deferred tax expense     (8,197)     1,816     33,775
                                   --------   --------   --------
Total provision for income taxes   $320,831   $297,587   $421,048
                                   ========   ========   ========

Deferred tax assets and liabilities are comprised of the following:

                                          2005       2004
                                       ---------   --------
Deferred tax assets:
   Unearned premiums                   $  40,045   $ 16,782
   Net operating loss                    107,740
   Claims payable                         20,895     25,135
   Allowance for doubtful accounts        10,149      4,784
   Accrued vacation                       48,341      5,530
   Accrued bonus                          48,904
   Deferred state tax asset                4,315
   Accrued professional fees              38,759     19,040
                                       ---------   --------
      Gross deferred tax assets          270,244    120,175
                                       ---------   --------
Deferred tax liabilities:
   Unrealized gain                        24,027     18,775
   Prepaid insurance                      31,188
   Accelerated depreciation               65,040     53,079
   Identifiable intangible assets        135,877
                                       ---------   --------
      Gross deferred tax liabilities     256,132     71,854
                                       ---------   --------
Net deferred tax asset                 $  14,112   $ 48,321
                                       =========   ========
Balance sheet classification
Net current deferred tax asset         $ 131,317   $120,175
Net long-term deferred liability        (117,205)   (71,854)
                                       ---------   --------
Net deferred tax asset                 $  14,112   $ 48,321
                                       =========   ========

Management believes it is more likely than not that deferred tax assets will reduce future income tax payments. Significant factors considered by management in its determination of the probability of the realization of the deferred tax benefits include the historical operating results and the expectations of future earnings. The Company's effective tax rate was different from the U.S. statutory rate due to the following:

                                                                             2005        2004       2003
                                                                          EFFECTIVE   EFFECTIVE   EFFECTIVE
                                          2005        2004       2003      TAX RATE    TAX RATE    TAX RATE
                                       ---------   ---------   --------   ---------   ---------   ---------
Provision computed at statutory rate   $267,897     $277,288   $418,526     34.0%       34.0%       34.0%
Reorganization cost                      52,230                              6.6
State and local taxes                    12,769                              1.6
Other--net                              (12,065)      20,299      2,522     (1.5)        2.5         0.2
                                       --------     --------   --------     ----        ----        ----
Provision for income taxes             $320,831     $297,587   $421,048     40.7%       36.5%       34.2%
                                       ========     ========   ========     ====        ====        ====

At December 31, 2005, the Company had $316,881 of net operating loss carry forwards to utilize in future years. These losses will expire between 2010 and 2024.

6.   EARNINGS PER REDEEMABLE COMMON SHARE

     Detail supporting the computation of basic earnings per redeemable common share was as follows for the years ended December 31, 2005, 2004 and 2003:

                                                            2005       2004       2003
                                                          --------   --------   --------
Net income available for redeemable common shareholders   $467,102   $517,966   $809,912
                                                          ========   ========   ========
Weighted average outstanding redeemable common
   shares used to compute basic earnings per
   redeemable common share                                   8,471      8,505      8,303
                                                          --------   --------   --------
Basic earnings per redeemable common share                $  55.14   $  60.90   $  97.55
                                                          ========   ========   ========

     The weighted average outstanding redeemable common shares used to compute basic earnings per redeemable common share have been adjusted for the stock split that occurred effective August 31, 2005. As of December 31, 2005, no employee stock options had been issued or restricted share awards granted that would have a dilutive effect on the Company's basic earnings per share.

7.   REDEEMABLE COMMON SHARES, SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

     The outstanding redeemable common shares in 2003, 2004 and 2005 have been adjusted for the stock split that occurred effective August 31, 2005.

     Effective on July 2, 2004, new providers in the original eight county area will have the option to purchase one share of voting Class A Common Shares (redeemable) of the Company. All participating providers along with Company directors and employees will have the option to purchase one or more non-voting Class B Common Shares (redeemable) of Company. Accordingly, prospective shareholders may make a subscription payment equal to the book value of one share of common share, which was $518 and $461 at December 31, 2005 and 2004, respectively. The Company's Board of Directors will review each common share subscriber, and once approved, the common share will be issued.

     The Company has authorized 100,000 preferred shares, without par value. As of December 31, 2005 and 2004 no preferred shares were issued or are outstanding. The preferred shares do not have voting rights except to the extent required by law or designated by the Board of Directors.

     On August 10, 2005, the Company's Board of Directors approved and declared a stock split in the form of a stock dividend of five Class B Common Shares for each Class A Common Shares and five Class B Common Shares for each Class B share outstanding as of August 31, 2005. After the 2005 repurchases and conversion of Class A Common Shares to Class B Common Shares with provider retirements, there were 691 Class A Common Shares and 7,769 Class B Common Shares issued and outstanding as of December 31, 2005.

     On November 30, 2005 the Company's Board of Directors approved and adopted the 2006 Dental Care Plus Management Equity Incentive Plan (the "Plan"). The Plan is designed to attract and retain directors and key employees for the Company. In 2006, directors will be awarded Class B Common Shares upon meeting certain Board meeting participation requirements. Also in 2006, senior management will be awarded Class B Common Shares subject to a four year vesting schedule. No such shares were issued as of December 31, 2005.

     Dividends restrictions vary among the subsidiaries. DCP is restricted by regulatory requirements of the domiciliary state, which limit by reference to statutory net income and net worth the dividends that can be paid without prior regulatory approval. Dividends paid by DCP cannot, without prior approval of the Department, exceed in any one year the lesser of: (i) 10% of net worth (as of the preceding December 31), or (ii) net income for the prior year, and only if net worth exceeds $250,000 and only out of positive retained earnings. Under these restrictions, the total dividends that may be paid by DCP in 2006 without prior regulatory approval are approximately $311,000. DCP paid a dividend of $250,000 in 2005. There were no dividends declared or paid by any subsidiaries during 2004 or 2003.

     Generally accepted accounting principles differ in certain respects from the accounting practices prescribed or permitted by state insurance regulatory authorities ("statutory-basis"). The statutory-basis net income of DCP was approximately $311,000, $561,000 and $844,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Statutory-basis net worth was approximately $3,896,000 and $3,626,000 at December 31, 2004 and 2005, respectively.

8.   LONG TERM DEBT

     In 2003, the Company purchased land and an office building and in connection therewith, the Company executed a mortgage note, secured by the land and the office building, with a bank in the amount of $1,800,000. Interest is payable based on the 30-day

     LIBOR rate plus 175 basis points and was 6.11% and 4.14% at December 31, 2005 and 2004, respectively. At the maturity date of the mortgage note in 2013, the expected outstanding balance of the note must be repaid, amounting to $600,000.

     At December 31, 2005, the fair value of the mortgage note is approximately $1,445,000.

     Required principal repayments under the mortgage loan payable are as follows:

2006                               $  120,000
2007                                  120,000
2008                                  120,000
2009                                  120,000
2010                                  120,000
Thereafter                            900,000
                                   ----------
Total                               1,500,000
Less current portion                 (120,000)
                                   ----------
Total long-term mortgage payable   $1,380,000
                                   ==========

     In 2004, the Company entered into a Master Equipment Lease Agreement with a leasing company related to the computer hardware and software for its new dental insurance administration system. The Master Equipment Lease Agreement includes four year capital lease for computer software and implementation costs which totaled approximately $823,000 under the capital lease arrangement. The net book value of the equipment under the capital lease is approximately $492,000 at December 31, 2005. In addition, there is approximately $331,000 of cash held in escrow for payment to the software vendor included in other non-current assets in the accompanying consolidated balance sheets at December 31, 2005.

     The fair value of the capital lease obligation approximates the present value of minimum lease payments at December 31, 2005.

     At December 31, 2005, future required payments under the capital lease are as follows:

2006                                      $ 232,213
2007                                        232,213
2008                                        232,213
2009                                         19,351
                                          ---------
Total                                       715,990
Less imputed interest                       (64,507)
                                          ---------
Present value of minimum lease payments     651,483
                                          ---------
Less current portion                       (198,120)
                                          ---------
Total long-term capital lease             $ 453,363
                                          =========

     In 2005, with the acquisition of Adenta, the Company assumed debt of $241,985. Thereafter, the Company refinanced $190,000 of this debt with a note payable with a commercial bank. Interest is payable based on the 30-day LIBOR rate plus 175 basis points and was 6.11 % at December 31, 2005.

     Required principal repayments for the note payable at December 31, 2005, are as follows:

2006                           $ 95,000
2007                             55,417
                               --------
Total                           150,417
Less current portion            (95,000)
                               --------
Total long-term note payable   $ 55,417
                               ========

9.   FINANCIAL INSTRUMENTS


     In 2003, the Company entered into an interest rate swap agreement ("Agreement") (cash flow hedge) with a total notional amount of $1,500,000. The Agreement is used to manage the Company's interest rate risk. The swap agreement effectively changed the interest rate related to $1,500,000 of the Company's $1,800,000 mortgage note with Fifth Third Bank from a variable rate based on the 30-day LIBOR rate plus 175 basis points to a fixed rate of approximately 4.95% for the 10-year period through June 12, 2013. The Company's risk management policy is to not enter into any trading activities related to the agreement. The Company believes that the risk of nonperformance by the other party in conjunction with this arrangement is not material to the financial statements. During the years ended December 31, 2005, 2004 and 2003, no gain or loss relating to this Agreement was recorded in earnings.

     The fair value of this Agreement included in the accompanying balance sheet was approximately $79,000 and $55,000 at December 31, 2005 and 2004, respectively. The amount included in other comprehensive income related to the interest rate swap was $15,429, $794 and $35,653 (net of income tax expense of $7,949, $408, and $18,366) during 2005, 2004 and 2003, respectively.


10.  COMMITMENTS AND CONTINGENCIES

     LEASES--The Company leases certain equipment and office space under noncancellable operating leases. Rent expense under all operating leases was approximately $86,000, $29,000 and $49,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

     At December 31, 2005, future approximate minimum annual lease payments under noncancellable operating leases are as follows: 2006-$88,000; 2007-$86,000; 2008-$26,000; 2009-$22,000; and 2010-$22,000.

     LITIGATION--Various litigation and claims against the Company are in process and pending. Based upon a review of open matters with legal counsel, management believes that the outcome of such matters will not have a material effect upon the Company's financial position or results of operations.

11.  LEASE INCOME

     In 2004, the Company began to lease space in its building to unrelated parties under noncancellable leases. Income recorded by the Company under noncancellable leases amounted to approximately $74,000 and $54,000 for the years ended December 31, 2005 and 2004, respectively. Such amounts are recorded as other income in the accompanying financial statements. As of December 31, 2005, future minimum annual lease income under noncancellable leases are as follows:

YEARS ENDING DECEMBER 31
2006                       $ 76,653
2007                         75,733
2008                         65,613
2009                         16,403
                           --------
Total                      $234,402
                           ========

12.  RETIREMENT PLAN

     Employees of the Company are covered by a defined contribution 401(k) plan sponsored by the Company. Discretionary contributions of a certain percentage of each employee's contribution, which may not exceed a limit set annually by the Internal Revenue Service, are contributed by the Company each year and vest ratably over a five-year period. Company contributions, including administration fees paid by the Company amounted to approximately $26,000, $23,000 and $21,000 in 2005, 2004, and 2003,
     respectively.

13.  SEGMENT INFORMATION

     We manage our business with three segments, fully-insured dental HMO, self-insured dental HMO and Corporate, All Other. Corporate, All Other consists primarily of three additional product lines: DentaSelect PPO, DentaPremier indemnity, and Vision Care Plus. We identified our segments in accordance with the aggregation provisions of Statement of Financial Accounting Standards ("SFAS") 131, Disclosure about Segments of an Enterprise and Related Information. These segments are consistent with information used by our Chief Executive Officer (the chief decision maker) in managing our business. The segment information aggregates products with similar economic characteristics. These characteristics include the nature of customer groups and pricing, benefits and underwriting requirements.

     The results of the fully insured and self insured HMO segments are measured by gross profit. We do not allocate selling, general and administrative expenses, investment and other income, interest expense, goodwill, or other assets or liabilities, to these segments. These items are assigned to the remainder of our business, which we identify as Corporate, All Other. We combine all gross profit and apply that amount as a contribution to selling, general and administrative expenses, resulting in a consolidated income before taxes.

     Listed below is financial information required to be reported for each industry segment. Operating segment information based on how it is reviewed by the Company is as follows for the years ended December 31, 2005, 2004, and 2003 (amounts in 000's):

                                   FULLY-INSURED   SELF-INSURED   CORPORATE,
                                        DHMO           DHMO        ALL OTHER    TOTAL
                                   -------------   ------------   ----------   -------
2005
Revenues from external customers      $34,688         $10,044       $    91    $44,823
Healthcare services expense            27,681           8,568                   36,249
Net investment income                                                   104        104
Interest expense                                                        129        129
Depreciation and amortization                                           315        315
Income before taxes                                                     788        788
Income tax expense                                                      321        321
Acquisition of fixed assets                                              79         79
Identifiable assets                                                  12,250     12,250

2004
Revenues from external customers      $30,480         $ 8,885       $    35    $39,400
Healthcare services expense            24,702           7,591                   32,293
Net investment income                                                    32         32
Interest expense                                                         82         82
Depreciation and amortization                                           230        230
Income before taxes                                                     816        816
Income tax expense                                                      298        298
Acquisition of fixed assets                                             463        463
Identifiable assets                                                   9,688      9,688

2003
Revenues from external customers      $28,082         $ 7,726       $     2    $35,810
Healthcare services expense            22,918           6,580                   29,498
Net investment income                                                    31         31
Interest expense                                                         47         47
Depreciation and amortization                                            97         97
Income before taxes                                                   1,231      1,231
Income tax expense                                                      421        421
Acquisition of fixed assets                                           2,555      2,555
Identifiable assets                                                   9,158      9,158

     Inter-segment revenues were not significant for 2005, 2004 or 2003. See
     Note 1 for a discussion of major customers - "Concentrations of Credit
     Risk".

14.  SUBSEQUENT EVENT

     On January 3, 2006, DCP Holding Company entered into an agreement with a commercial bank for a $500,000 working capital line of credit. Interest is payable based on the prime borrowing rate which was 7.75 % at January 3, 2006. No amounts have been drawn through April 24, 2006.

                        DCP HOLDING COMPANY (PARENT ONLY)

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                       CONDENSED BALANCE SHEET INFORMATION
                           DECEMBER 31, 2005 AND 2004

                                                                     2005         2004
                                                                  ----------   ----------
ASSETS
CURRENT ASSETS:
   Cash                                                           $  330,180   $    4,319
   Accounts receivable                                                 1,818
   Intercompany receivables                                           57,187        5,550
   Prepaid expense, deposits, and other                              101,053       11,112
   Federal income tax receivable                                                   15,898
   Deferred federal income tax                                        60,539
                                                                  ----------
      Total current assets                                           550,777       36,879
                                                                  ----------   ----------
INVESTMENT IN SUBSIDIARIES                                         4,617,148    3,959,481
                                                                  ----------   ----------
OTHER ASSETS                                                           1,149
                                                                  ----------
TOTAL ASSETS                                                      $5,169,074   $3,996,360
                                                                  ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                               $  187,856   $   18,432
   Accrued expenses                                                  546,988        8,000
   Intercompany payables                                                           50,000
   Deferred tax liability                                                           2,048
   Federal income tax payable                                         51,483
                                                                  ----------
TOTAL LIABILITIES                                                    786,327       78,480
                                                                  ----------   ----------
REDEEMABLE COMMON SHARES:
   Class A, Redeemable Common Shares, no par value--authorized,
      7,500 shares; issued, 709 and 709; and outstanding, 691
      and 708 at December 31, 2005 and 2004, respectively            357,976    1,958,940
   Class B Redeemable Common Shares, no par value--authorized,
      100,000 shares; issued, 7,803 and 7,799; and outstanding,
      7,769 and 7,788 at December 31, 2005 and 2004 respectively   4,024,771    1,958,940
                                                                  ----------   ----------
      Total redeemable common shares                               4,382,747    3,917,880
                                                                  ----------   ----------
SHAREHOLDERS' EQUITY-
   Preferred Shares; no par value, 100,000 shared authorized,
      none issued                                                         --           --
                                                                  ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $5,169,074   $3,996,360
                                                                  ==========   ==========

                        DCP HOLDING COMPANY (PARENT ONLY)

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                   CONDENSED STATEMENTS OF INCOME INFORMATION
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                2005        2004
                                                             ----------   --------
Management fees from Subsidiaries                            $4,937,832
Expenses-
   Selling, general and administrative expenses               4,984,214   $ 48,496
                                                             ----------   --------
Operating loss                                                  (46,382)   (48,496)
Other Income                                                        756
                                                             ----------
LOSS BEFORE INCOME TAX                                          (45,626)   (48,496)
                                                             ----------   --------
PROVISION FOR INCOME TAX:
   Current                                                       67,445    (15,898)
   Deferred                                                     (62,587)     2,048
                                                             ----------   --------
      Total                                                       4,858    (13,850)
                                                             ----------   --------
Loss before change in undistributed income of subsidiaries      (50,484)   (34,646)
Change in undistributed income of subsidiaries                  517,586    552,612
                                                             ----------   --------
NET INCOME ON REDEEMABLE COMMON SHARES                       $  467,102   $517,966
                                                             ==========   ========

* DCP Holding Company was established on July 2, 2004 as a result of the reorganization of Dental Care Plus, Inc.

                        DCP HOLDING COMPANY (PARENT ONLY)

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                  CONDENSED STATEMENTS OF CASH FLOW INFORMATION
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                     2005        2004
                                                                  ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                     $ 467,102   $ 517,966
   Adjustments to reconcile net income  to net cash provided
      by operating activities:
      Increase in undistributed income of subsidiaries             (517,586)   (552,612)
      Deferred income taxes                                         (62,587)      2,048
      Effects of changes in operating assets and liabilities:
         Accounts receivable                                        (53,458)     (5,550)
         Accounts payable and accrued expense                       708,412      26,432
         Federal income tax payable (receivable)                     67,381     (15,898)
         Other, net                                                 (80,351)    (10,323)
                                                                  ---------   ---------
            Net cash provided by (used in) operating activities     528,913     (37,937)
                                                                  ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in subsidiaries                                      (390,621)
   Dividend received from subsidiary                                250,000
                                                                  ---------
            Net cash used in investing activities                  (140,621)
                                                                  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of intercompany note payable                                         50,000
   Repayment of intercompany note payable                           (50,000)
   Repurchase of redeemable common stock                            (12,431)     (7,744)
                                                                  ---------   ---------
            Net cash provided by (used in) financing activities     (62,431)     42,256
                                                                  ---------   ---------
INCREASE IN CASH                                                    325,861       4,319
CASH--Beginning of period                                             4,319
                                                                  ---------
CASH--End of period                                               $ 330,180   $   4,319
                                                                  =========   =========

                SCHEDULE I - PARENT COMPANY FINANCIAL INFORMATION

                     NOTES TO CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Parent company financial information has been derived from our consolidated financial statements and excludes the accounts of all operating subsidiaries. This information should be read in conjunction with our consolidated financial statements.

Parent company maintains its investment in all subsidiaries on the equity method.

2. TRANSACTIONS WITH SUBSIDIARIES

Management Fee

Through intercompany service agreements approved, if required, by state regulatory agencies, our parent company charges a management fee for reimbursement of certain centralized services provided to its subsidiaries including information systems, disbursement, investment and cash administration, marketing, legal, finance, and executive management oversight.

Dividends

Our subsidiary, Dental Care Plus, declared dividends to the parent company of $250,000 in 2005. There were no dividends declared during 2004 or 2003.

Guarantee

DCP Holding Company guaranteed a note payable in the amount of $190,000 entered into by Adenta, Inc. with a commercial bank to refinance a portion of the debt assumed with the acquisition of Adenta.

3. ACQUISITIONS

Refer to Note 2 of the notes to consolidated financial statements in the Form 10 for a description of acquisitions.

                      DCP HOLDING COMPANY AND SUBSIDIARIES

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                                               BALANCE AT       CHARGED TO COSTS     CHARGED TO                  BALANCE AT END
              DESCRIPTION                 BEGINNING OF PERIOD     AND EXPENSES     OTHER ACCOUNTS   DEDUCTIONS     OF PERIOD
              -----------                 -------------------   ----------------   --------------   ----------   --------------
Year ended December 31, 2005:                   $14,071              $26,922         $53,365 (a)      $11,144        $83,214
   Allowance for Uncollectible Accounts
      Receivable

Year ended December 31, 2004:                    42,644               17,108                           45,681         14,071
   Allowance for Uncollectible Accounts
      Receivable

Year ended December 31, 2003:                                         53,835                           11,191         42,644
   Allowance for Uncollectible Accounts
      Receivable


(a)  Allowance for receivables on acquired assets from Adenta acquisition.

DCP HOLDING COMPANY AND SUBSIDIARIES



CONDENSED CONSOLIDATED BALANCE SHEETS



                                                      MARCH 31,    DECEMBER 31,
                                                         2006          2005
                                                     -----------   ------------
                                                     (UNAUDITED)
ASSETS
CURRENT ASSETS:
   Cash                                              $ 3,854,030   $ 5,628,987
   Short-term investments at fair value, cost of
      $1,400,000 and $1,600,000 at March 31, 2006
      and December 31, 2005, respectively              1,394,180     1,593,678
   Accounts receivable, net of allowance of
      $90,000 and $83,000 at March 31, 2006 and
      December 31, 2005, respectively                    475,574       337,330
   Prepaid expense, deposits, and other                  190,681       174,962
   Federal income tax receivable                         133,295
   Deferred federal income tax                           170,963       131,317
                                                     -----------   -----------
      Total current assets                             6,218,723     7,866,274
                                                     -----------   -----------
INVESTMENTS                                              397,639       199,182
                                                     -----------   -----------
PROPERTY, PLANT, AND EQUIPMENT:
   Land                                                  364,000       364,000
   Building and building improvements                  2,161,097     2,160,534
   Furniture and equipment                             1,792,305     1,454,214
                                                     -----------   -----------
      Total property, plant, and equipment             4,317,402     3,978,748
   Less accumulated depreciation and amortization       (960,346)     (854,902)
                                                     -----------   -----------
      Total property, plant, and equipment--net        3,357,056     3,123,846
                                                     -----------   -----------
INTANGIBLE ASSETS, net of accumulated amortization
   of $72,000 and $50,000 at March 31, 2006 and
   December 31, 2005, respectively                       378,056       399,639
                                                     -----------   -----------
GOODWILL                                                  66,990        66,990
                                                     -----------   -----------
OTHER ASSETS                                             296,437       593,789
                                                     -----------   -----------
TOTAL ASSETS                                         $10,714,901   $12,249,720
                                                     ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current portion of long-term obligations          $   413,120   $   413,120
   Accounts payable and accrued expenses               1,118,218     1,391,889
   Claims payable                                      2,342,875     3,257,815
   Unearned premium revenue                              618,568       693,886
   Federal income tax payable                                          104,278
   Other current liabilities                              68,356
                                                     -----------   -----------
      Total current liabilities                        4,561,137     5,860,988
                                                     -----------   -----------
LONG TERM LIABILITIES:
   Mortgage loan payable                               1,350,000     1,380,000
   Capital lease obligation                              404,952       453,363
   Notes payable                                          31,667        55,417
   Deferred federal income tax                           121,829       117,205
   Other liabilities                                      32,534
                                                     -----------   -----------
      Total long-term liabilities                      1,940,982     2,005,985
                                                     -----------   -----------
TOTAL LIABILITIES                                      6,502,119     7,866,973
                                                     -----------   -----------
REDEEMABLE COMMON SHARES:
   Class A, Redeemable Common Shares, no par
      value--authorized, 7,500 shares; issued, 709
      and 709; and outstanding, 683 and 691 at
      March 31, 2006 and December 31, 2005,
      respectively                                       346,499       357,976
   Class B Redeemable Common Shares, no par
      value--authorized, 100,000 shares; issued,
      7,806 and 7,803; and outstanding, 7,621 and
      7,769 at March 31, 2006 and  December 31,
      2005, respectively                               3,866,283     4,024,771
                                                     -----------   -----------
           Total redeemable common shares              4,212,782     4,382,747
                                                     -----------   -----------
SHAREHOLDERS' EQUITY-
   Preferred Shares; no par value, 100,000
      shared authorized, none issued                          --            --
                                                     -----------   -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $10,714,901   $12,249,720
                                                     ===========   ===========



Share figures reflect the effects of a stock split effective to shareholders of record on August 31, 2005.



See notes to unaudited condensed consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)



                                                        FOR THE THREE
                                                    MONTHS ENDED MARCH 31,
                                                  -------------------------
                                                      2006          2005
                                                  -----------   -----------
Premium revenue                                   $12,783,092   $10,846,946
                                                  -----------   -----------
Operating expenses:
   Healthcare services expense (including
      shareholder healthcare service expense of
      $9,287,000 and $8,170,000 for the three
      months ended March 31, 2006 and 2005,
      respectively)                                10,543,182     8,803,834
   Selling, general and administrative expense      2,546,197     2,188,148
                                                  -----------   -----------
      Total operating expenses                     13,089,379    10,991,982
                                                  -----------   -----------
Operating loss                                       (306,287)     (145,036)
Non-Operating Income (Expense):
   Investment income                                   40,898        19,445
   Other income                                       132,002        30,358
   Interest expense                                   (31,108)      (30,010)
                                                  -----------   -----------
      Total non-operating income                      141,792        19,793
                                                  -----------   -----------
LOSS BEFORE INCOME TAX                               (164,495)     (125,243)
                                                  -----------   -----------
BENEFIT FOR INCOME TAX:
   Current                                            (19,573)       36,133
   Deferred                                           (39,645)      (44,923)
                                                  -----------   -----------
      Total                                           (59,218)       (8,790)
                                                  -----------   -----------
NET LOSS ON REDEEMABLE COMMON SHARES              $  (105,277)  $  (116,453)
                                                  ===========   ===========
BASIC EARNINGS PER REDEEMABLE COMMON SHARE        $    (12.66)  $    (13.71)
                                                  ===========   ===========



Per share amounts reflect the effects of a stock split effective to shareholders of record on August 31, 2005.



See notes to unaudited condensed consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES



CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)



                                              REDEEMABLE COMMON SHARES                   SHAREHOLDERS' EQUITY
                                     ------------------------------------------  ------------------------------------
                                            CLASS A                CLASS B                       OTHER
                                     -------------------  ---------------------               ACCUMULATED
                                     NUMBER OF            NUMBER OF               RETAINED   COMPREHENSIVE             COMPREHENSIVE
                                       SHARES    AMOUNT     SHARES     AMOUNT     EARNINGS   INCOME (LOSS)    TOTAL    INCOME (LOSS)
                                     ---------  --------  ---------  ----------  ---------  --------------  ---------  -------------
BALANCE--DECEMBER 31, 2005              691     $357,976    7,769    $4,024,771
   Net loss                                                                      $(105,277)                 $(105,277)   $(105,277)
   Change in fair value of interest
      rate swap  (net of income tax
      of $4,978)                                                                               $ 9,664          9,664        9,664
   Unrealized loss on investments
      (net of income tax benefit of
      $354)                                                                                       (685)          (685)        (685)
                                                                                                                         ---------
   Total comprehensive loss                                                                                              $ (96,298)
                                                                                                                         =========
   Class A Common Shares exchanged
      for Class B Common Shares          (3)      (1,555)       3         1,555
   Common shares redeemed or
      repurchased                        (5)      (2,344)    (151)      (71,323)
   Dilution of common shares to
      redemption value                            (7,578)               (88,720)   105,277      (8,979)        96,298
                                        ---     --------    -----    ----------  ---------     -------      ---------
BALANCE--MARCH 31, 2006                 683     $346,499    7,621    $3,866,283  $________     $______      $________
                                        ===     ========    =====    ==========  =========     =======      =========



Share figures reflect the effects of a stock split effective to shareholders of record on August 31, 2005. See notes to unaudited condensed consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                                                    FOR THE THREE MONTHS
                                                                       ENDED MARCH 31,
                                                                  ------------------------
                                                                      2006         2005
                                                                  -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss on redeemable common shares                           $  (105,277)  $ (116,452)
   Adjustments to reconcile net loss
      to net cash provided by (used in) operating activities:
      Depreciation and amortization                                   127,027       64,837
      Deferred income taxes                                           (39,645)     (44,923)
      Effects of changes in operating assets and liabilities,
         net of acquired assets and liabilities:
         Accounts receivable                                         (138,244)     130,456
         Prepaid expenses, deposits, and other                        (15,719)      (1,343)
         Other assets                                                 (18,819)        (439)
         Claims payable                                              (914,940)    (500,000)
         Unearned premium revenue                                     (75,318)     753,321
         Accounts payable and accrued expenses                       (273,671)     148,615
         Federal income tax payable                                  (237,573)    (138,868)
         Other liabilities                                             32,534
                                                                  -----------   ----------
            Net cash provided by (used in) operating activities    (1,659,645)     295,204
                                                                  -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of property, plant and equipment                        (7,840)     (45,141)
   Purchases of investments                                          (400,000)    (600,000)
   Sale of investments                                                400,000      400,000
                                                                  -----------   ----------
            Net cash used in investing activities                      (7,840)    (245,141)
                                                                  -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Mortgage loan repayments                                           (30,000)     (30,000)
   Repayment of capital lease                                         (48,411)     (32,514)
   Repayments of note                                                 (23,750)
   Repurchase of redeemable common shares                              (5,311)      (2,000)
                                                                  -----------   ----------
            Net cash used in financing activities                    (107,472)     (64,514)
                                                                  -----------   ----------
DECREASE IN CASH                                                   (1,774,957)     (14,451)
CASH--Beginning of period                                           5,628,987    4,304,797
                                                                  -----------   ----------
CASH--End of period                                               $ 3,854,030   $4,290,346
                                                                  ===========   ==========
NON-CASH FINANCING ACTIVITIES
   Redeemed common shares in other current liabilities            $    68,356   $_________
                                                                  ===========   ==========


See accompanying notes to unaudited condensed consolidated financial statements.

DCP HOLDING COMPANY AND SUBSIDIARIES



NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2006 (UNAUDITED)



1.   BASIS OF PRESENTATION



     The condensed consolidated interim financial statements included in this report have been prepared by the management of DCP Holding Company. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation are reflected in the interim financial statements. These unaudited financial statements and condensed notes should be read in conjunction with the audited 2005 financial statements and notes thereto of the DCP Holding Company. These unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial statements. Certain financial information that is required in the annual financial statements may not be required for interim financial reporting purposes and has been condensed or omitted. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.



2.   SIGNIFICANT ACCOUNTING POLICIES



     In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This requirement represents a significant change because fixed-based stock option awards, a predominate form of stock compensation for us, were not recognized as compensation expense under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires that the cost of the award, as determined on the date of grant at fair value, be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of the award is estimated using option-pricing models. SFAS 123R also requires that we estimate the expected forfeitures under each stock compensation plan and only recognize compensation expense for those awards which are expected to vest. In addition, certain tax effects of stock option exercises are reported as a financing activity rather than an operating activity in the statements of cash flows. We considered SFAS 123R in evaluating the accounting treatment for our deferred compensation plan (see Note 4).



     In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-than-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.



     FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Because the guidance was recently issued, we have not yet determined the impact, if any, of adopting the provisions of FIN 48 on our financial position, results of operations and liquidity.



3.   CAPITAL LEASE FUNDS HELD IN ESCROW



     In 2004, the Company entered into a Master Equipment Lease Agreement with a leasing company related to the computer hardware and software for its new dental insurance administration system. Given that the implementation of this new dental insurance administration was delayed, in February of 2005 the Company instructed the leasing company to place the final installment of approximately $331,000 in an escrow account for payment to the software vendor when the implementation was substantially complete. In February of 2006, the final installment of approximately $331,000 was paid to the software vendor.

4.   DEFERRED COMPENSATION PLAN



     In accordance with the 2006 Dental Care Plus Management Equity Incentive Plan and the Dental Care Plus, Inc. and DCP Holding Company Deferred Compensation Plan, Company directors and certain key employees elected to defer portions of their director fees and employee compensation. In addition, the directors and key employees elected to receive awards based on the book value of the redeemable common shares that are deferred until termination of board membership or employment. Under the terms of these plans, these deferred amounts will be paid in cash. The directors' awards will vest 100% at the end of 2006 given each director meets the board meeting attendance requirements. The key employee awards will vest 10%, 20%, 30% and 40% at the end of 2006, 2007, 2008 and 2009, respectively. The deferred compensation expense related to these awards is recorded on a straight-line basis during the applicable vesting period. For the three months ended March 31, 2006, the Company recorded a deferred compensation liability of approximately $33,000 that is included in other long term liabilities in the accompanying March 31, 2006 condensed consolidated balance sheet.



5.   EARNINGS PER REDEEMABLE COMMON SHARE



     Detail supporting the computation of basic earnings per redeemable common share was as follows for the three months ended March 31, 2006 and 2005, respectively:



                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                                ---------------------
                                                                   2006        2005
                                                                ---------   ---------
Net loss dilutive to redeemable common shareholders             $(105,277)  $(116,453)
                                                                =========   =========
Weighted average outstanding redeemable common shares
   used to compute basic earnings per redeemable common share       8,314       8,496
                                                                =========   =========
Basic earnings per redeemable common share                      $  (12.66)  $  (13.71)
                                                                =========   =========



     The weighted average outstanding redeemable common shares used to compute basic earnings per redeemable common share have been adjusted for the stock split that occurred effective August 31, 2005. As of March 31, 2006, no employee stock options or share awards had been issued that would have a dilutive effect on the Company's basic earnings per share.



6.   SEGMENT INFORMATION



     We manage our business with three segments, fully-insured dental HMO, self-insured dental HMO and Corporate, All Other. Corporate, All Other consists primarily of three additional product lines: DentaSelect PPO, DentaPremier indemnity, and Vision Care Plus. We identified our segments in accordance with the aggregation provisions of Statement of Financial Accounting Standards ("SFAS") 131, Disclosure about Segments of an Enterprise and Related Information. These segments are consistent with information used by our Chief Executive Officer (the chief decision maker) in managing our business. The segment information aggregates products with similar economic characteristics. These characteristics include the nature of customer groups and pricing, benefits and underwriting requirements.



     The results of the fully insured and self insured HMO segments are measured by gross profit. We do not allocate selling, general and administrative expenses, investment and other income, interest expense, goodwill, or other assets or liabilities, to these segments. These items are assigned to the remainder of our business, which we identify as Corporate, All Other. We combine all gross profit and apply that amount as a contribution to selling, general and administrative expenses, resulting in a consolidated income before taxes.



     Listed below is financial information required to be reported for each industry segment. Operating segment information based on how it is reviewed by the Company is as follows for the three months ended March 31, 2006 and 2005, respectively (amounts in 000's):

                                    Fully-Insured   Self-Insured   Corporate,
                                         DHMO           DHMO        All Other    Total
                                    -------------   ------------   ----------   -------
THREE MONTHS ENDED MARCH 31, 2006
Revenues from external customers        $9,425         $3,336       $    22     $12,783
Healthcare services expense              7,674          2,869                    10,543
Net investment income                                                    41          41
Interest expense                                                         31          31
Depreciation and amortization                                           127         127
Loss before taxes                                                      (164)       (164)
Income tax benefit                                                      (59)        (59)
Acquisition of fixed assets                                               8           8
Identifiable assets                                                  10,715      10,715

THREE MONTHS ENDED MARCH 31, 2005
Revenues from external customers        $8,126         $2,702       $    19     $10,847
Healthcare services expense              6,482          2,322                     8,804
Net investment income                                                    19          19
Interest expense                                                         30          30
Depreciation and amortization                                            65          65
Loss before taxes                                                      (125)       (125)
Income tax benefit                                                       (9)         (9)
Acquisition of fixed assets                                              45          45
Identifiable assets                                                  10,301      10,301



     Inter-segment revenues were not significant for the three months ended March 31, 2006 and 2005.






                                     ******